Exhibit 99.2

IAMGOLD®
CORPORATION

Management Information Circular

In connection with the
Annual Meeting of Shareholders
to be held on May 29, 2020

IMPORTANT NOTICE

IAMGOLD CORPORATION'S ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON MAY 29, 2020 WILL BE HELD IN A VIRTUAL-ONLY MEETING FORMAT. YOU WILL NOT BE ABLE TO ATTEND THE MEETING IN PERSON.

April 8, 2020

2020 Management Proxy Circular

MANAGEMENT INFORMATION
CIRCULAR SUMMARY

This summary highlights information contained elsewhere in this management information circular. It does not contain all of the information that you should consider. Please read the entire management information circular carefully before voting.

Voting Recommendations

Proposal	Board Recommendation
Elect directors of the Corporation.	FOR
Appoint KPMG LLP as auditor of the Corporation and authorize directors to fix their remuneration.	FOR
Approve, in a non-binding, advisory manner, the Corporation’s approach to compensation.	FOR

Record Date	Vote Deadline
You are entitled to vote at the meeting if you were a holder of common shares at the close of business on March 31, 2020.	To ensure that your vote is counted, please vote by 10:00 a.m. (EDT) on May 27, 2020.

Shareholder Engagement

Open dialogue with shareholders is a key priority for the Board and shareholders are encouraged to provide feedback. To this end, the Board has adopted a formal shareholder engagement policy which reinforces the commitment to regular and constructive communication and engagement with shareholders and speaks to how this commitment is fulfilled and executive management and the Board may be contacted about perspectives or concerns.

The policy is available at:

www.iamgold.com/English/corporate/corporate-governance/default.aspx.

Board of Directors	Management
Shareholders can write to the independent Chair of the Board through the Corporate Secretary at corporatesecretary@iamgold.com	The President and Chief Executive Officer and the executive team meet regularly with financial analysts and institutional investors.

Investor Relations	Events
Our Investor Relations group is responsible for maintaining communications with the investing public. Investor Relations staff are available to shareholders by email at: info@iamgold.com	The President and Chief Executive Officer and the executive team regularly attend and speak at industry events. A list of upcoming and past events can be found on our web-site at: www.iamgold.com/English/investors/ events/events-and-webcasts/default. aspx
Live Broadcasts
Quarterly earnings calls with analysts are broadcast live and are archived on our Investor Relations website at: www. iamgold.com/English/investors/ events/ events-and-webcasts/default.aspx

Meeting Information

Date: Friday, May 29, 2020

Time: 10:00 a.m. (EDT)

Place: The Corporation will hold the meeting in a virtual only format, which will be conducted via live audio webcast at web.lumiagm.com/222025090.

How You Can Vote

Your vote is important. To ensure that your shares will be represented and voted at the meeting, please submit your vote as soon as possible by one of the following methods:

Internet
You will need to have your proxy form or voting instruction form in hand. Go to the website listed on the form that you received and follow the instructions on the screen.

Telephone
You will need to have your proxy form or voting instruction form in hand. Dial the phone number listed on the form that you received and follow the voting prompts.

Mail
Complete your proxy form or voting instruction form and return using the enclosed postage-paid envelope.

Virtual-Only Meeting
You must complete the steps described on page 3 to attend and vote at the meeting, which will be conducted via live audio webcast at: web.lumiagm.com/222025090.

2020 Management Proxy Circular

Notice of Meeting	1

Management Information Circular	2

Voting Securities and Principal Holders Thereof	5

Business of the Meeting	6
Election of Directors	6
Re-appointment of Auditor	15
Advisory Vote on the Corporation’s Approach to Executive Compensation	16

Statement of Executive Compensation	16
Compensation Discussion and Analysis	20
Compensation Decisions Related to 2019 Performance	29
CEO’s compensation for 2019	38
Summary of Compensation Table	41
Incentive Plan Awards	42
Termination and Change of Control Benefits	45
Director Compensation	48
Share Incentive Plan	51

Statement of Corporate Governance Practices	56
Key Governance Attributes	56
Nomination of Directors	58
Board Skills	58
Diversity	59
Board Performance Assessment	60
Term Limits and Retirement	60
Independence and In Camera Sessions	61
Meeting Frequency, Time Commitment, Attendance and Interlocks	62
Board Roles and Responsibilities	63
Committees of the Board	63
Position Descriptions	65
Director Orientation and Continuing Education	66
Majority Voting	66
Advance Notice of Director Nominations	67
Code of Business Conduct and Ethics	67
Environmental and Social Governance	67

Interest of Informed Persons in Material Transactions and Matters to be Acted Upon	69
Additional Information	69

APPENDIX ‘A’ – Board of Directors Mandate	70

APPENDIX ‘B’ – 2019 Voting Results	75

APPENDIX ‘C’ – Use of Non-GAAP Financial Performance Measures	76

2020 Management Proxy Circular

IAMGOLD CORPORATION NOTICE OF
ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual meeting (the “Meeting”) of the shareholders of IAMGOLD Corporation (the “Corporation” or “IAMGOLD”) will be held virtually at https://web.lumiagm.com/222025090 on Friday, May 29, 2020 at 10:00 a.m. (EDT), subject to any adjournments or postponements thereof, for the following purposes:

1.	to receive and consider the annual report of management to shareholders and the annual audited consolidated financial statements of the Corporation for the year ended December 31, 2019 and the report of the auditor thereon;
2.	to elect directors of the Corporation for the ensuing year;
3.	to re-appoint KPMG LLP as auditor of the Corporation for the ensuing year and to authorize the directors to fix remuneration;
4.	to vote, in a non-binding, advisory manner, on the Corporation’s approach to executive compensation;
5.	to transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

Particulars of the foregoing matters are set forth in the accompanying management information circular. Only shareholders of record as at the close of business on March 31, 2020 are entitled to receive notice of, and vote at, the Meeting and any adjournment or postponement thereof.

The Corporation has been carefully monitoring the outbreak of the novel coronavirus (“COVID-19”) and is proactively implementing measures to prioritize the health and well-being of its employees, customers, suppliers, partners, shareholders, communities and other stakeholders. The Corporation is conscious of its responsibility to help slow the spread of the COVID-19 pandemic and reduce its impact on stakeholders and their health. The Corporation take this responsibility seriously. This year, out of an abundance of caution, to proactively deal with the public health impact of the COVID-19 pandemic and to mitigate risks to the health and safety of stakeholders, the Corporation will hold the Meeting in a virtual-only format, which will be conducted via live audio webcast. SHAREHOLDERS WILL NOT BE ABLE TO ATTEND THE MEETING IN PERSON. Shareholders will have an equal opportunity to participate at the Meeting online, regardless of their geographic location. Inside this document, you will find important and detailed instructions about how to participate at our virtual Meeting.

Registered shareholders and duly appointed proxyholders of such registered shareholders will be able to attend, participate and vote at the virtual Meeting. Non-registered shareholders (being shareholders whose shares are registered in the name of an intermediary such as a bank, trust company, securities dealer or broker, trustee or administrator of a self-administered registered retirement savings plan, registered retirement income fund, registered education savings plan or similar plan) on your behalf (each, a “Non-Registered Shareholder”) who have not arranged for due appointment of themselves as proxyholder will not be able to attend, participate or vote at the Meeting. Without a username, proxyholders will not be able to attend, participate or vote at the Meeting. To register a proxyholder, shareholders MUST visit https://www.computershare.com/IAMGOLD and provide Computershare Trust Company of Canada with their proxyholder’s contact information, so that Computershare Trust Company of Canada may provide the proxyholder with a username via email.

Registered shareholders who are unable to be present at the virtual Meeting are requested to complete, date, sign and return, in the envelope provided for that purpose, the enclosed form of proxy. In order to be voted, proxies must be received by IAMGOLD Corporation, c/o its registrar and transfer agent, Computershare Trust Company of Canada, by no later than 10:00 a.m. (EDT) on May 27, 2020 or, in the case of any adjournment or postponement of the Meeting, by no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time for the adjourned or postponed Meeting. Electronic voting is also available to registered shareholders for this Meeting through www.investorvote.com using the control and access numbers printed on the proxy. Voting instructions provided electronically are in all respects equivalent to, and will be treated in the exact same manner as, voting instructions provided via a paper form of proxy. Further details on the electronic voting process are provided in the enclosed form of proxy. The time limit for deposit of proxies may be waived by the Chair, at his discretion, and without notice. If you are a Non-Registered Shareholder such that your shares are registered in the name of an intermediary (such as a bank, trust company, securities dealer or broker, trustee or administrator of a self-administered registered retirement savings plan, registered retirement income fund, registered education savings plan or similar plan) on your behalf, and you wish to vote on any matter before the Meeting, you should contact such intermediary and carefully follow the instructions of the intermediary or its service company regarding how to vote, including when and where a voting instruction form or proxy is to be delivered.

DATED at Toronto, Ontario as of this 8th day of April, 2020.

BY ORDER OF THE BOARD

P. Gordon Stothart

President and Chief Executive Officer

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2020 Management Proxy Circular

MANAGEMENT INFORMATION CIRCULAR

GENERAL PROXY INFORMATION

Solicitation of Proxies

The information contained in this management information circular (“Circular”) is furnished in connection with management’s solicitation of proxies to be used at the annual meeting (the “Meeting”) of the shareholders of IAMGOLD Corporation (the “Corporation” or “IAMGOLD”), to be held in a virtual-only format, which will be conducted via live audio webcast online at https://web.lumiagm.com/222025090, on Friday, May 29, 2020 at 10:00 a.m. (EDT), for the purposes set out in the accompanying notice of the Meeting (the “Notice of Meeting”).

A summary of the information shareholders will need to attend the Meeting online is provided below. A guide to how to login to, and vote at, the Meeting was mailed to registered shareholders together with this Circular and can be found on the Corporation’s profile at www.SEDAR.com.

It is expected that management’s solicitation of proxies for the Meeting will be made primarily by mail; however, directors, officers and employees of the Corporation may also solicit proxies by telephone, telecopier or in person in respect of the Meeting. This solicitation of proxies for the Meeting is being made by or on behalf of the directors and management of the Corporation and the Corporation will bear the costs of this solicitation of proxies for the Meeting. In addition, the Corporation will reimburse brokers and nominees for their reasonable expenses in forwarding proxies and accompanying materials to beneficial owners of the common shares of the Corporation (the “Common Shares”).

Information for Registered Shareholders

Enclosed with this Circular is a form of proxy. The persons named in the enclosed form of proxy are officers and/ or directors of the Corporation. A shareholder of the Corporation may appoint a person (who need not be a shareholder of the Corporation) other than the persons already named in the enclosed form of proxy to represent such shareholder of the Corporation at the Meeting by striking out the printed names of such persons and inserting the name of such other person in the blank space provided therein for that purpose.

In order to be valid, a proxy must be received by Computershare Trust Company of Canada, 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, no later than 10:00 a.m. (EDT) on May 27, 2020 or, in the event of an adjournment or postponement of the Meeting, no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the adjourned or postponed Meeting.

As noted in the Notice of Meeting accompanying this Circular, registered shareholders may also elect to vote electronically in respect of any matter to be acted upon at the Meeting. Voting instructions provided electronically are in all respects equivalent to, and will be treated in the exact same manner as, voting instructions provided via a paper form of proxy. To vote electronically, registered shareholders are asked to go to the website shown on the form of proxy and follow the instructions on the screen. Please note that shareholders exercising the electronic voting option will need to refer to the control number indicated on their proxy form to identify themselves in the electronic voting system. Shareholders should also refer to the instructions on the proxy form for information regarding the deadline for voting shares electronically. If a shareholder votes electronically, they are asked not to return the paper form of proxy by mail.

In order to be effective, a form of proxy must be executed by a shareholder exactly as their name appears on the register of shareholders of the Corporation. Additional execution instructions are set out in the notes to the form of proxy. The proxy must also be dated where indicated. If no date is indicated, the proxy will be deemed to be dated on the day on which it was mailed to shareholders.

The management representatives designated in the enclosed form of proxy will vote the Common Shares in respect of which they are appointed proxy in accordance with the instructions of the shareholder as indicated on the proxy and, if the shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly. In the absence of such direction, such Common Shares will be voted by the management representatives named in such form of proxy in favour of each of the matters referred to in the Notice of Meeting and will be voted by such representatives on all other matters which may come before the Meeting in their discretion.

The enclosed form of proxy, when properly signed, confers discretionary voting authority on those persons designated therein with respect to amendments or variations to the matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Circular, management of the Corporation does not know of any such amendments, variations or other matters. However, if such amendments, variations or other matters which are not now known to management of the Corporation should properly come before the Meeting, the persons named in the enclosed form of proxy will be authorized to vote the Common Shares represented thereby in their discretion.

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2020 Management Proxy Circular

Information For Non-Registered Shareholders

Only registered shareholders of the Corporation, or the persons they appoint as their proxies, are entitled to attend and vote at the Meeting. However, in many cases, Common Shares beneficially owned by a person (a “Non-Registered Shareholder”) are registered either:

(a)	in the name of an intermediary (an “Intermediary”) with whom the Non-Registered Shareholder deals in respect of the Common Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers, trustees or administrators of a self-administered registered retirement savings plan, registered retirement income fund, registered education savings plan and similar plans); or

(b)	in the name of a clearing agency (such as The Canadian Depository for Securities Limited, in Canada, and The Depositary Trust Company, in the United States) of which the Intermediary is a participant.

In accordance with the requirements of National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer of the Canadian Securities Administrators, the Corporation has distributed copies of the Notice of Meeting, this Circular and its form of proxy (collectively the “Meeting Materials”) to the Intermediaries and clearing agencies for onward distribution to Non-Registered Shareholders. Intermediaries are required to forward the Meeting Materials to Non-Registered Shareholders unless the Non-Registered Shareholders have waived the right to receive them. Intermediaries often use service companies to forward the Meeting Materials to Non-Registered Shareholders. Generally, Non-Registered Shareholders who have not waived the right to receive Meeting Materials will either:

(a)	be given a voting instruction form which must be completed and returned by the Non-Registered Shareholder in accordance with the directions printed on the form (in some cases, the completion of the voting instruction form by telephone, facsimile or over the Internet is permitted); or

(b)	be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of Common Shares beneficially owned by the Non-Registered Shareholder but which is otherwise not completed by the Intermediary. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Shareholder when submitting the proxy. In this case, the Non-Registered Shareholder who wishes to submit a proxy should properly complete the form of proxy and deposit it with Computershare Trust Company of Canada, 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1.

In either case, the purpose of these procedures is to permit Non-Registered Shareholders to direct the voting of the Common Shares they beneficially own. Should a Non-Registered Shareholder who receives either a form of proxy or voting instruction form wish to attend the Meeting virtually and vote (or have another person attend and vote on behalf of the Non-Registered Shareholder), the Non-Registered Shareholder should, in the case of a form of proxy, strike out the names of the persons named in the form of proxy and insert the Non-Registered Shareholder’s (or such other person’s) name in the blank space provided or, in the case of a voting instruction form, follow the directions indicated on the form. In either case, Non-Registered Shareholders should carefully follow the instructions of their Intermediaries and their service companies, including instructions regarding when and where the voting instruction form or the proxy is to be delivered.

Special Procedures for the Virtual-only Meeting

Please read the below very carefully as it contains important information related to the Corporation’s virtual-only Meeting.

Registering a Proxyholder

Shareholders who wish to appoint a third-party proxyholder to virtually attend, participate or vote at the Meeting as their proxy and vote their Common Shares MUST submit their proxy or VIF, as applicable, appointing such third-party proxyholder AND register the third-party proxyholder, as described below. Registering your proxyholder is an additional step to be completed AFTER you have submitted your proxy or VIF. Failure to register the proxyholder will result in the proxyholder not receiving a username to virtually attend, participate or vote at the Meeting (a “username”).

Step 1: Submit your proxy or VIF: To appoint a third-party proxyholder, insert such person’s name in the blank space provided in the form of proxy or VIF (if permitted) and follow the instructions for submitting such form of proxy or VIF. This must be completed prior to registering such proxyholder, which is an additional step to be completed once you have submitted your form of proxy or VIF. If you are a Non-Registered Shareholder located in the United States, you must also provide Computershare Trust Company of Canada with a duly completed legal proxy if you wish to attend, participate or vote at the Meeting or, if permitted, appoint a third party as your proxyholder. See below under this section for additional details.

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2020 Management Proxy Circular

Step 2: Register your proxyholder: To register a proxyholder, shareholders, MUST visit www.computershare.com/IAMGOLD by 10:00 a.m. (EDT) on May 27, 2020 (or, if the Meeting is adjourned or postponed, by the time that is 48 hours prior to the Meeting, excluding Saturdays, Sundays and holidays) and provide Computershare Investor Services Inc. with the required proxyholder contact information, so that Computershare Trust Company of Canada may provide the proxyholder with a username via email. Without a username, proxyholders will not be able to virtually attend, participate or vote at the Meeting.

If you are a Non-Registered Shareholder and wish to virtually attend, participate or vote at the Meeting, you have to insert your own name in the space provided on the VIF sent to you by your Intermediary, follow all of the applicable instructions provided by your Intermediary AND register yourself as your proxyholder, as described above. By doing so, you are instructing your Intermediary to appoint you as proxyholder. It is important that you comply with the signature and return instructions provided by your Intermediary. Please also see further instructions below under the heading “Attending and Participating at the Meeting”.

If you are a Non-Registered Shareholder located in the United States and wish to attend, participate or vote at the Meeting or, if permitted, appoint a third party as your proxyholder, in addition to the steps described above and below under “Attending and Participating at the Meeting”, you must obtain a valid legal proxy from your Intermediary. Follow the instructions from your Intermediary included with the legal proxy form and the VIF sent to you, or contact your Intermediary to request a legal proxy form or a legal proxy if you have not received one. After obtaining a valid legal proxy from your Intermediary, you must then submit such legal proxy to Computershare Trust Company of Canada at uslegalproxy@computershare.com.

Attending and Participating at the Meeting

The Company is holding the Meeting in a virtual-only format, which will be conducted via live audio webcast. Shareholders will not be able to attend the Meeting in person. In order to attend, participate or vote at the Meeting (including for voting and asking questions at the Meeting), the procedures set out below must be followed.

Registered shareholders and duly appointed proxyholders will be able to attend, participate and vote at the Meeting online at https://web.lumiagm.com/222025090. Such persons may then enter the Meeting by clicking “I have a login” and entering a username and password before the start of the Meeting:

Registered Shareholders: The control number located on the form of proxy or in the email notification you received is your username. The password to the Meeting is “iamgold2020” (case sensitive). If as a registered shareholder you are using your control number to login to the Meeting and you accept the terms and conditions, you will be provided the opportunity to vote by online ballot at the appropriate time on the matters put forth at the Meeting. If you have already voted by proxy and you vote again during the online ballot during the Meeting, your online vote during the Meeting will revoke your previously submitted proxy. If you have already voted by proxy and do not wish to revoke your previously submitted proxy, do not vote again during the online ballot.

Duly appointed proxyholders: Computershare Trust Company of Canada will provide the proxyholder with a username by e-mail after the voting deadline has passed. The password to the Meeting is “iamgold2020” (case sensitive).

Only registered shareholders and duly appointed proxyholders will be entitled to attend, participate and vote at the Meeting. Non-Registered Shareholders who have not made arrangements for the due appointment of themselves as proxyholder will not be able to attend, participate or vote at the Meeting.

If a corporation is a registered shareholder, a duly authorized officer of the corporation may attend on its behalf, but such officer must have the username provided to the corporation in order to login to the Meeting.

Shareholders who wish to appoint a third-party proxyholder to represent them at the Meeting (including Non-Registered Shareholders who wish to appoint themselves as proxyholder to attend, participate or vote at the Meeting) MUST submit their duly completed proxy or VIF AND register the proxyholder.

If you attend the virtual Meeting, it is important that you are connected to the Internet at all times during the Meeting in order to vote when balloting commences. It is your responsibility to ensure connectivity for the duration of the Meeting. You should allow ample time to check into the Meeting online and complete the related procedures.

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2020 Management Proxy Circular

Revocation of Proxies

If you revoke your proxy and do not replace it with another that is deposited with us before the proxy cut-off time, you can still vote your Common Shares, but to do so you must attend the Meeting online. Information about attending the Meeting online is located under the heading “Special Procedures for the Virtual-only Meeting”.

A registered shareholder of the Corporation who has submitted a proxy may revoke it by: (a) depositing an instrument in writing signed by the registered shareholder or by an attorney authorized in writing or, if the registered shareholder is a corporation, by a duly authorized officer or attorney, at the registered office of the Corporation, 401 Bay Street, Suite 3200, PO Box 153, Toronto, Ontario, M5H 2Y4, at any time up to and including the last business day preceding the day of the Meeting; (b) transmitting, by telephonic or electronic means, a revocation that complies with (a) above and that is signed by electronic signature provided that the means of electronic signature permit a reliable determination that the document was created or communicated by or on behalf of the registered shareholder or the attorney or a duly authorized attorney of a corporation or other entity, as the case may be; or (c) any other manner permitted by law.

If as a registered shareholder you are using your control number to login to the Meeting and you accept the terms and conditions, you will be provided the opportunity to vote by online ballot at the appropriate time on the matters put forth at the Meeting. If you have already voted by proxy and you vote again during the online ballot during the Meeting, your online vote during the Meeting will revoke your previously submitted proxy. If you have already voted by proxy and do not wish to revoke your previously submitted proxy, do not vote again during the online ballot.

A Non-Registered Shareholder who has submitted voting instructions to an Intermediary should contact their Intermediary for information with respect to revoking their voting instructions.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

DESCRIPTION OF SHARE CAPITAL AND QUORUM

The Corporation is authorized to issue an unlimited number of Common Shares. Each Common Share entitles the holder of record to notice of and one vote at all meetings of the shareholders of the Corporation. As at the close of business on April 8, 2020, there were 471,003,199 Common Shares outstanding. The presence of two persons entitled to vote at the Meeting, either as shareholders or proxy holders, and holding or representing not less than 25% of the Common Shares entitled to be voted thereat will constitute a quorum for the Meeting.

RECORD DATE

The directors of the Corporation have fixed the close of business on March 31, 2020 as the record date for the determination of those holders of Common Shares entitled to receive notice of the Meeting. In addition to such notice, holders of Common Shares at the close of business on March 31, 2020 will be entitled to vote at the Meeting and at all adjournments or postponements thereof.

OWNERSHIP OF SECURITIES OF THE CORPORATION

As of the date hereof, to the knowledge of the directors and officers of the Corporation, and according to securities regulatory filings of which the Corporation has notice, other than Van Eck Associates Corporation, which owns, controls or directs, directly or indirectly 55,323,898 Common Shares or 11.76% and Donald Smith & Co. which owns, controls or directs, directly or indirectly 49,949,980 Common Shares or 10.62% of the Common Shares outstanding, no person or company, beneficially owned, and/or exercised control or direction over, more than 10% of the votes attached to all of the Common Shares outstanding.

CURRENCY

Unless stated otherwise, all references to dollar amounts in this Circular are to Canadian dollars.

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2020 Management Proxy Circular

BUSINESS OF THE MEETING

See Appendix “B” to this Circular for the previous year’s voting results on the following matters comprising the business of the Meeting. A simple majority of votes cast for, or in favour of, a matter will constitute approval of that matter.

ELECTION OF DIRECTORS

The shareholders of the Corporation will be asked to elect eight directors for the Corporation. Each director elected will hold office until the close of the next annual meeting of the shareholders of the Corporation, unless his or her office is earlier vacated or until his or her successor is appointed or elected.

The board of directors of the Corporation (the “Board”) recommends that shareholders vote FOR the election of each of the nominees set out in the following pages. Management of the Corporation does not contemplate that any of the nominees will be unable to serve as a director of the Corporation for the ensuing year; however, if that should occur for any reason at or prior to the Meeting or any adjournment or postponement thereof, the persons named in the enclosed form of proxy have the right to vote the proxy for the election of the remaining nominees and may vote in their discretion for the election of any persons in place of any nominees unable to serve. In the absence of any instruction to withhold a vote in respect of a nominee, the Common Shares represented by proxies received by management will be voted FOR each of the nominees set out in the following pages.

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2020 Management Proxy Circular

OUR DIRECTORS

John E. Caldwell

Mr. Caldwell has been a director of the Corporation since 2006. Mr. Caldwell brings extensive general and financial management and risk assessment experience to the Board. From 2003 until his retirement from SMTC Corporation, on March 31, 2011, he served as President and Chief Executive Officer and as a member of the board of directors. Before joining SMTC Corporation, Mr. Caldwell held positions in The Mosaic Group, a marketing services provider, as Chair of the Restructuring Committee of the board, from October 2002 to September 2003, in GEAC Computer Corporation Limited, a computer software company, as President and Chief Executive Officer from October 2000 to December 2001 and in CAE Inc., a provider of simulation and modeling technologies and integrated training solutions for the civil aviation and defense industries, as President and Chief Executive Officer from June 1993 to October 1999. In addition, Mr. Caldwell served in a variety of senior executive positions in finance, including Senior Vice President of Finance and Corporate Affairs, Chief Financial Officer of CAE and Executive Vice President of Finance and Administration of Carling O’Keefe Breweries of Canada. Over the course of his career, Mr. Caldwell has served on the audit committees of ten public companies. Also, for the past several years, Mr. Caldwell has been a lecturer for the Institute of Corporate Directors on the subject of board responsibilities for oversight of enterprise risk. Mr. Caldwell is Chairman of and has been a director of Advanced Micro Devices, Inc., a global semiconductor provider since 2006, and is a director of Faro Technologies, Inc., a producer of three dimensional manufacturing measurement systems, since 2002. Mr. Caldwell also served on the board of directors of ATI Technologies Inc. from 2003 to 2006, Rothmans Inc. from 2004 to 2008, Cognos Inc. from 2000 to 2008, Stelco Inc. from 1997 to 2006 and Sleeman Breweries Ltd. from 2003 to 2005. Mr. Caldwell holds a Bachelor of Commerce Degree from Carleton University and is a Chartered Professional Accountant.

2019 Board and committee membership		Attendance
Board of Directors		16 of 16
Audit and Finance Committee (Chair)		4 of 4
Nominating and Corporate Governance Committee		3 of 3
Public board membership		Board committee membership
Faro Technologies Inc. (NASDAQ)		• Human Resources and Compensation Committee (Chair) • Nominating and Governance Committee (Member) • Audit and Finance Committee (Member)
Advanced Micro Devices Inc. (NASDAQ)		• Chair of the Board • Nominating and Governance Committee (Chair) • Audit and Finance Committee (Member)
Securities held
	As of December 31, 2019	Value (CAD$)
Shares	56,621	$274,612
Vested DSUs	39,628	$192,196
Share ownership requirements
Share Ownership Guidelines	Owned versus Guidelines	Owned versus 2019 Retainer
$300,000	1.6x (met)	2.1x

Toronto, Ontario, Canada Corporate Director Age: 70 Status: Independent Joined Board: 2006 2019 Votes in favour: 90.98%

Skills and Experience

•  Executive Leadership and Strategic Planning

•  Risk Oversight

•  Accounting and Audit

•  Human Resource Management and Compensation

•  Corporate Governance

•  Communication and Investor Relations

•  Information Technology

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2020 Management Proxy Circular

Donald K. Charter

Mr. Charter became the Chair of the Board of Directors of IAMGOLD Corporation on May 11, 2015. Mr. Charter has extensive senior executive leadership and board level experience in a number of sectors, including financial services, mining and real estate. He is currently involved in consulting (having had consulting roles in the private, private equity and hedge fund sectors) and corporate directorships (having been involved in several corporate boards and sat on and chaired a number of audit, compensation, governance, special, independent and strategic committees). He currently serves on a number of public company boards, which, in addition to IAMGOLD, includes International Petroleum Corporation, Lundin Mining Corporation and Dream Office REIT. He is also the Chairman of HGC Holding, a private company, which, through HGC Investments, is an employee-owned investment management firm specializing in low volatility, liquid, event-driven mandates, currently managing the HGC Arbitrage Fund. Mr. Charter also sits as a director of the World Gold Council. His senior executive positions have included CEO of a major national financial services company and CEO of a producing metallurgical coal company. He is a graduate of McGill University, with degrees in Economics and Law. He has completed the Institute of Corporate Directors, Directors Education Program.

2019 Board and committee membership		Attendance
Board of Directors (Chair)		16 of 16
Nominating and Corporate Governance Committee		3 of 3
Public board membership		Board committee membership
Dream Office Real Estate Investment Trust (TSX)		• Lead Director • Compensation Committee (Chair) • Audit Committee
Lundin Mining Corporation (TSX)		• Compensation Committee (Chair) • Governance Committee
International Petroleum Corporation (TSX)		• Compensation Committee (Chair) • Governance Committee • Audit Committee
Securities held
	As of December 31, 2019	Value (CAD$)
Shares	220,274	$1,068,329
Vested DSUs	54,279	$263,253
Share ownership requirements
Share Ownership Guidelines	Owned versus Guidelines	Owned versus 2019 Retainer
$600,000	2.2x (met)	4.0x

Toronto, Ontario, Canada Corporate Director Age: 63 Status: Independent Re-joined Board (subsequent to the merger with Repadre Capital Corporation): 2003 2019 Votes in favour: 85.41%

Skills and Experience

•  Executive Leadership and Strategic Planning

•  Corporate Finance

•  Mergers and Acquisitions

•  Legal, Compliance and Regulatory

•  Corporate Governance

•  Human Resources Management and Compensation

IAMGOLD | 8

2020 Management Proxy Circular

Ronald P. Gagel

Mr. Gagel is a Fellow of the Chartered Professional Accountants of Ontario with more than 40 years of professional experience, the last 30 of which have been in the mining sector. He is currently Executive Vice President, Corporate Affairs and Corporate Secretary and, until April 2018, was Executive Vice President and Chief Financial Officer of TMAC Resources Inc. He has been a director of other public companies including Dalradian Resources Inc. (now part of Orion Mine Finance), Adriana Resources Inc. (now part of Sprott Resource Holding Inc.), HudBay Minerals Inc., Central Sun Mining Inc. (now part of B2Gold Corp.), Stonegate Agricom Ltd. (now part of Itafos) and FNX Mining Company Inc. Mr. Gagel joined FNX in 2005 as Vice President and Chief Financial Officer and became Senior Vice President and Chief Financial Officer in 2006, a position he held until the merger of FNX with Quadra Mining Ltd. in May 2010. Previously, he had joined Aur Resources Inc. (now part of Teck Resources Limited) in 1988, holding roles of increasing responsibility including Vice President and Chief Financial Officer from 1999 to December 2004. Mr. Gagel retired as a director of the Prospectors and Developers Association of Canada in 2015 after serving on its Board for 18 years. He is the 2013 recipient of the PDAC’s Distinguished Service Award for his contribution to the mineral industry in the field of finance and for his contributions to the PDAC. Mr. Gagel was Chairman of a CPA Canada-PDAC IFRS committee that produces Viewpoints on IFRS accounting issues for the mining industry from its inception in 2011 to the end of 2018. Mr. Gagel received his CA designation in 1981 with Coopers & Lybrand (now PricewaterhouseCoopers), became an FCPA, FCA in 2019 and holds a Bachelor of Commerce, (Hons.) Business Administration from the University of Windsor and a Bachelor of Science, (Hons.) Zoology from the University of Western Ontario.

2017 Board and committee membership		Attendance
Board of Directors		16 of 16
Audit and Finance Committee		4 of 4
Human Resources and Compensation Committee		4 of 4
Public board membership		Board committee membership
Nil		–
Securities held
	As of December 31, 2019	Value (CAD$)
Shares	20,000	$97,000
Vested DSUs	19,363	$93,911
Share ownership requirements
Share Ownership Guidelines(1)	Owned versus Guidelines	Owned versus 2019 Retainer
$300,000	0.6x	1.0x
(1) Mr. Gagel has 5 years after his appointment as a director on August 8, 2018 to meet share ownership guidelines.

Oakville, Ontario, Canada Corporate Director Age: 64 Status: Independent Joined Board: 2018 2019 Votes in favour: 99.40%

Skills and Experience

•  Executive Leadership and Strategic Planning

•  Corporate Finance

•  Accounting and Audit

•  Mergers and Acquisitions

•  Corporate Governance

•  Human Resources Management and Compensation

•  Risk Oversight

IAMGOLD | 9

2020 Management Proxy Circular

Richard J. Hall

Mr. Hall was appointed as a director of IAMGOLD in 2012. Mr. Hall brings over 45 years of exploration, development, mining and corporate experience to IAMGOLD. In addition to IAMGOLD, Mr. Hall currently serves a director of Orla Mining Ltd. Mr. Hall formerly served as Chairman of Klondex Mines Ltd. prior to it being acquired by Hecla Mining as well as President and Chief Executive Officer of Northgate Minerals until it was acquired by AuRico Gold (now called Alamos Gold). Mr. Hall has also served as President and Chief Executive Officer of Metallica Resources. While at Metallica Resources, he was involved in the merger with Peak Gold Ltd. and New Gold Inc. to form what is now New Gold Inc. Over the past 12 years, Mr. Hall has consulted to the mineral industry and has served on a number of resource sector boards of directors, including serving as Chairman of Premier Gold, Chairman of Grayd Resources and director of Kaminak Gold. Mr. Hall has also served on numerous audit, compensation and governance committees during his career and has chaired several special independent committees of boards of directors during various corporate situations. Mr. Hall is involved in several non-profit organizations, including serving as Past President and Life Member of the American Exploration and Mining Association, formerly the Northwest Mining Association, director of the Denver Gold Group, member of both the Investment Committee and Audit Committee of the Society of Economic Geologists. Mr. Hall holds a Bachelor’s and a Master’s Degree in Geology and an MBA from Eastern Washington University. Mr. Hall has also completed an Executive Development Program at the University of Minnesota. Mr. Hall has completed the Institute of Chartered Secretaries and Administrators (ICSA) Directors Education Program.

2019 Board and committee membership		Attendance
Board of Directors		16 of 16
Audit and Finance Committee		4 of 4
Safety, Environment and Reserves Committee (Chair)		4 of 4
Public board membership		Board committee membership
Orla Mining Ltd. (TSX-V)		• Compensation Committee (Chair)
Securities held
	As of December 31, 2019	Value (CAD$)
Shares	93,294	$452,476
Vested DSUs	39,628	$192,196
Share ownership requirements
Share Ownership Guidelines	Owned versus Guidelines	Owned versus 2019 Retainer
$300,000	2.1x (met)	2.9x

Silverthorne, Colorado, USA Corporate Director Age: 69 Status: Independent Joined Board: 2012 2019 Votes in favour: 99.51%

Skills and Experience

•  Executive Leadership and Strategic Planning

•  Mergers and Acquisitions

•  Mine Operations

•  Mineral Exploration

•  Project Development

•  Communications and Investor Relations

•  Environment/Health/ Safety, Corporate Social Responsibility

IAMGOLD | 10

2020 Management Proxy Circular

Mahendra Naik

Mr. Naik, is one of the founding Directors of IAMGOLD and has been involved with the Company since its inception in 1990. As Chief Financial Officer from 1990 to 1999, Mr. Naik led the joint venture with AngloGold and project debt financings in excess of U.S. $400 million for both Sadiola and Yatela mines. In addition, Mr. Naik led equity financings in excess of U.S. $150 million including IAMGOLD’s initial public offering in 1996. As CFO, Mr. Naik was also instrumental in negotiating joint ventures with Anglo American and Ashanti Goldfields for exploration properties including Boto/Daorola in Senegal. From 2000 to date, as a director, Mr. Naik has been a member of the audit and compensation committees. Mr. Naik is the Chairman of the board, audit and compensation committees of Fortune Minerals Limited, a TSX listed company. Since 2003, Mr. Naik has been a director of Goldmoney Inc., a TSX listed precious metals financial services company with assets under custody in excess of $1.5 billion, and is Chairman of the audit and compensation committees. From 2017-2019, Mr. Naik was also a director and Chairman of the audit and Special committees for M2Cobalt Corporation. Mr. Naik is involved in a number of non-profit organizations including The Indus Entrepreneurs, Trillium Hospital and UHN Foundations.

Mr. Naik is a Chartered Professional Accountant and practised for nine years with PWC, a major accounting firm. He holds a Bachelor of Commerce degree from the University of Toronto.

2019 Board and committee membership		Attendance
Board of Directors		16 of 16
Audit and Finance Committee		4 of 4
Human Resources and Compensation Committee		4 of 4
Public board membership		Board committee membership
Fortune Minerals Limited (TSX)		• Chair of Board • Audit Committee (Chair) • Compensation Committee (Chair)
Goldmoney Inc. (TSX)		• Audit Committee (Chair) • Compensation Committee (Chair)
Securities held
	As of December 31, 2019	Value (CAD$)
Shares	474,285	$2,300,282
Vested DSUs	39,628	$192,196
Share ownership requirements
Share Ownership Guidelines	Owned versus Guidelines	Owned versus 2019 Retainer
$300,000	8.3x (met)	13.3x

Mississauga, Ontario, Canada Corporate Director Age: 61 Status: Independent Joined Board: 1990 2019 Votes in favour: 92.51%

Skills and Experience

•  Executive Leadership and Strategic Planning

•  Corporate Finance

•  Accounting and Audit

•  Human Resource Management and Compensation

•  Corporate Governance

•  Government and International Relations

•  Information Technology

IAMGOLD | 11

2020 Management Proxy Circular

Timothy R. Snider

Mr. Snider is the Chair of Cupric Canyon Capital, LLC, a private equity company that invests in copper mining assets worldwide. He was formerly President and Chief Operating Officer of Freeport McMoRan Copper and Gold, and its predecessor Phelps Dodge Corporation, where he spent 38 years of his career. In addition to IAMGOLD, Mr. Snider is a director of Teck Resources and the Nature Conservancy (Arizona chapter). He is also a former director of Cia. De Minas Buenaventura and of Compass Minerals based in Overland Park, Kansas where he served as Chair of the Compensation Committee. Mr. Snider is also involved in several non-profit organizations, including the University of Arizona’s Institute for Mineral Resources (founding Chair), the Northern Arizona University Foundation Board, and the Mining Foundation of the Southwest. He was inducted into the American Mining Hall of Fame and received the Jackling Award and Richards Award for innovation from the Society of Mining and Metallurgical Engineers.

2019 Board and committee membership		Attendance
Board of Directors		16 of 16
Human Resources and Compensation Committee (Chair)		4 of 4
Safety, Environment and Reserves Committee		4 of 4
Public board membership		Board committee membership
Teck Resources Limited (TSX, NYSE)		• Compensation Committee • Audit Committee • Governance and Nominating Committee
Securities held
	As of December 31, 2019	Value (CAD$)
Shares	168,849	$818,918
Vested DSUs	39,628	$192,196
Share ownership requirements
Share Ownership Guidelines	Owned versus Guidelines	Owned versus 2019 Retainer
$300,000	3.4x (met)	4.4x

Tucson, Arizona, USA Chair of Cupric Canyon Capital, LLC Age: 69 Status: Independent Joined Board: 2011 2019 Votes in favour: 99.35%

Skills and Experience

•  Executive Leadership and Strategic Planning

•  Mineral Exploration

•  Mine Operations

•  Project Development

•  Environment, Health, Safety, Corporate Social Responsibility

•  Human Resources Management and Compensation

IAMGOLD | 12

2020 Management Proxy Circular

P. Gordon Stothart

Mr. Stothart originally joined IAMGOLD at the end of 2007 as COO, moving to the position of President & CEO as of March 1st, 2020, bringing over 30 years of mining industry experience to the role. Prior to IAMGOLD, Mr. Stothart worked in the Noranda-Falconbridge-Xstrata organization for 21 years in a number of operational, project, business development and management roles, including spending nearly 10 years in South America on large copper operations. Mr. Stothart graduated from the University of British Columbia in 1987 with a Double Major in Mining and Mineral Process Engineering and later completed a Falconbridge-sponsored Executive Development Program at the Pontificia Universidad Católica de Chile. Mr. Stothart is also involved in several industry associations and is currently the Chair of the Mining Association of Canada (MAC). Mr. Stothart is also the current Chair of the non-profit Saint Elizabeth Foundation with a current focus on end-of-life care and in-community healthcare training and service partnerships with several First Nations and Inuit communities in Canada.

2019 Board and committee membership		Attendance
Board of Directors		1 of 1(1)
Public board membership		Board committee membership
Nil		–
Securities held
	As of December 31, 2019	Value (CAD$)
Common Shares and eligible share units	546,640	$2,651,204
Share ownership requirements
Please see “Executive Share Ownership” on page 25 for more details on Mr. Stothart’s share ownership which currently exceeds his target.
(1) Mr. Stothart was appointed to the Board on March 1, 2020.

Oakville, Ontario, Canada President & CEO since 2020 Age: 58 Status: Non-Independent (Management) Joined Board: 2020 2019 Votes in favour: N/A

Skills and Experience

•  Executive Leadership and Strategic Planning

•  Mineral Exploration

•  Mine Operations

•  Mine Engineering

•  Project Development

•  Environment/ Health/ Safety, Corporate Social Responsibility

•  Communications and Investor Relations

•  Information Technology

IAMGOLD | 13

2020 Management Proxy Circular

Sybil E.Veenman

Ms. Veenman is a senior executive with over 20 years of mining industry experience and serves on two public company boards. Most recently, as Senior Vice-President and General Counsel and a member of the executive leadership team at Barrick Gold Corporation, Ms. Veenman was responsible for overall management of legal affairs, extensively engaged in that company’s significant M&A and financing transactions and involved in a wide range of operational, regulatory, political and social aspects of the mining business. Prior to that, she served as Associate General Counsel and Secretary for Lac Minerals Ltd. and previously practiced law with a large law firm from 1989 until 1994. She holds a law degree from of the University of Toronto and has completed the Institute of Corporate Directors, Directors Education Program and obtained the ICD.D designation from the Institute.

2019 Board and committee membership		Attendance
Board of Directors		16 of 16
Nominating and Corporate Governance Committee (Chair)		3 of 3
Safety, Environment and Reserves Committee		4 of 4
Public board membership		Board committee membership
Major Drilling Group International Inc. (TSX)		• Human Resources and Compensation Committee • Corporate Governance and Nominating Committee
Royal Gold, Inc. (NASDAQ)		• Compensation, Nominating and Governance Committee
NexGen Energy Ltd. (TSX and NYSE)		• Compensation Committee • Nominating and Corporate Governance Committee
Securities held
	As of December 31, 2019	Value (CAD$)
Shares	36,264	$175,880
Vested DSUs	39,628	$192,196
Share ownership requirements
Share Ownership Guidelines	Owned versus Guidelines	Owned versus 2019 Retainer
$300,000	1.2x (met)	1.8x

Toronto, Ontario, Canada Corporate Director Age: 56 Status: Independent Joined Board: 2015 2019 Votes in favour: 95.10%

Skills and Experience

•  Executive Leadership and Strategic Planning

•  Mergers and Acquisitions

•  Legal, Compliance and Regulatory

•  Corporate Governance

•  Environment, Health, Safety, Corporate Social Responsibility

•  Human Resources Management and Compensation

IAMGOLD | 14

2020 Management Proxy Circular

Information as to the number of Common Shares owned and/or over which control or direction is exercised, whether directly or indirectly, by the nominees for election as directors of the Corporation is, in each case, based upon information furnished by the respective nominee on the System for Electronic Disclosure by Insiders (“SEDI”), at www.sedi.ca, and information otherwise available to the Corporation as at March 31, 2020.

In respect of the election of directors, in non-contested elections, the Corporation has adopted a majority voting policy that is described in the Corporation’s Statement of Corporate Governance Practices found later in this Circular. Essentially, and subject to the provisions of the policy, in order to be elected as a director, a nominee must receive more votes for his or her election than are withheld.

Further information about the nominees for election as directors of the Corporation may be found in the most recent Annual Information Form of the Corporation, under the heading “Item VII – Directors and Officers”, at pages 162-163, which has been filed on the System for Electronic Document Analysis and Retrieval (“SEDAR”), at www.sedar.com, and incorporated in the most recent Form 40-F of the Corporation filed in the United States on the system for Electronic Data-Gathering, Analysis and Retrieval (“EDGAR”), at www.sec.gov/edgar.shtml. Such information is hereby incorporated by reference in this Circular. A copy of the Annual Information Form is available, free of charge, to any shareholder upon request to the Secretary of the Corporation.

In the absence of any instruction to withhold a vote, the Common Shares represented by proxies received by management will be voted FOR the election of the directors. The elected directors will hold office until the close of the next annual meeting of shareholders of the Corporation, unless his or her office is earlier vacated or until his or her successor is appointed or elected.

RE-APPOINTMENT OF AUDITOR

KPMG LLP is the Corporation’s corporate auditor. The Board recommends that shareholders vote FOR the re-appointment of KPMG LLP as auditor of the Corporation until the close of the next annual meeting of shareholders or until their successor is appointed and to authorize the directors to fix their remuneration. KPMG LLP has been the auditor of the Corporation since June 18, 1998.

In the absence of any instruction to withhold a vote, the Common Shares represented by proxies received by management will be voted FOR the re-appointment of KPMG LLP as auditor of the Corporation until the close of the next annual meeting of shareholders or until their successor is appointed and to authorize the directors to fix their remuneration.

The aggregate fees incurred by KPMG LLP in each of the last two financial years of the Corporation are as follows:

Amount in USD	2019	2018
Audit Fees(1)	1,648,000	1,192,000
Audit-Related Fees(2)	148,000	181,000
Tax Fees(3)	3,000	6,000
Other Fees(4)	75,000	205,000
Total - USD	1,874,000	1,584,000

(1)	Audit Fee: The aggregate fees incurred by the Corporation’s external auditor in each of the last two financial years for audit services were $1,648,000 in 2019 and $1,192,000 in 2018.

(2)	Audit-related Fees: The aggregate fees incurred in each of the last two financial years for assurance and related services by the Corporation’s external auditor that are not included in the above paragraph were $148,000 in 2019 and $181,000 in 2018. The audit-related fees related to services provided in connection with statutory filings and transactions completed by the Corporation.

(3)	Tax Fees: The aggregate fees incurred in each of the last two financial years for professional tax services rendered by the Corporation’s external auditor were $3,000 in 2019 and $6,000 in 2018. The professional tax services related to tax compliance tax services.

(4)	Other Fees: The aggregate fees incurred in each of the last two financial years for other services rendered by the Corporation’s external auditor were $75,000 in 2019 and $205,000 in 2018. The other services related to cyber security and assessment of current state processes.

IAMGOLD | 15

2020 Management Proxy Circular

ADVISORY VOTE ON THE CORPORATION’S APPROACH TO EXECUTIVE COMPENSATION

The Board has adopted a shareholder advisory vote on the Corporation’s approach to executive compensation, as disclosed under the heading “Statement of Executive Compensation”. As a formal opportunity to provide their views on the disclosed objectives and structure of the Corporation’s pay for performance compensation model, shareholders are asked to review and vote, in a non-binding, advisory manner, on the following resolution:

●	Resolved, on an advisory basis and not to diminish the role and responsibilities of the Board, that the shareholders accept the approach to executive compensation disclosed in the Circular.

The Human Resources and Compensation Committee (the “HRCC”) and the Board will take the results of the vote into account, as appropriate, when considering future compensation policies, procedures and decisions, all of which are to be consistent with its pay for performance compensation model (see the Statement of Executive Compensation for details regarding the compensation philosophy and guidelines of the Board and the performance metrics and process used to assess performance as well as whether any compensation consultant was retained). The pay for performance compensation model is designed to attract, retain and motivate talented management and pay for actual performance which drives the long-term creation and preservation of shareholder value.

The Board recommends that shareholders vote FOR the resolution to accept the Corporation’s approach to executive compensation.

In the absence of any instruction to the contrary, the Common Shares represented by proxies received by management will be voted FOR the approval of the resolution to accept the Corporation’s approach to executive compensation.

STATEMENT OF EXECUTIVE COMPENSATION

To Our Fellow Shareholders

On behalf of the HRCC and the Board, we are pleased to share with you our report on executive compensation. The HRCC believes the Corporation’s executive compensation program continues to demonstrate a pay-for-performance philosophy that motivates executives to create long term value throughout all phases of our business cycle. We believe our approach to executive compensation focuses our leaders on operational excellence, effective corporate management, and upgrading our asset base while directly connecting to the shareholder experience. Below are some highlights of our philosophy and the 2019 compensation results as they relate to the Corporation’s performance and challenges throughout the year.

Executive Compensation Philosophy and Process

We believe our shareholders and stakeholders are best served when executives strive to manage effectively throughout the entire business cycle. Our executives’ total compensation is based, in a balanced way, on the health and safety of our employees and the communities in which we operate, operational excellence, growth of reserves and resources, shareholder value creation, cash and balance sheet management, sustainability, social stakeholders and community management. We recognize that the current results achieved in each of the performance metrics in our compensation plans is the culmination of multiple years of work which is why multi-year performance is an important element in our overall compensation philosophy.

The largest element in our compensation program is comprised of variable pay linked to performance.

●	Annual cash incentives (the Cash Incentive Plan or “CIP”) that reward executives for the achievement of financial, strategic, operational and mineral resource inventory, plus a measure of individual performance; and

●	Long-term equity incentives (the Equity Incentive Plan or “EIP”), comprised of performance-vested share units, of which the majority are tied to performance measures which drive the creation of long-term shareholder value, and of share options. These incentives reward executives’ sustained, multi-year performance and align pay with performance over the longer-term (i.e. seven years after a grant of options and three years after a grant of performance-vested share units, provided post-grant performance vesting conditions are achieved). Given the exceptional volatility in the Corporation’s share price arising from the COVID-19 pandemic, the HRCC determined that equity incentives for 2019 performance be entirely in the form of performance-vested share units and not options. Further, in order that executives not unduly benefit from a depressed share price in an increased number of share units, a 20-day weighted average closing share price prior to the declaration of the pandemic was used, all as described below.

IAMGOLD | 16

2020 Management Proxy Circular

Finally, our plan is designed to be flexible which allows us to respond to the ever-changing landscape of our business. In the Compensation Discussion and Analysis section that follows, we present the components of our executive compensation program, how decisions are made, how performance metrics are set and measured, in addition to explaining the principles that guide both the design and decision making under our program.

Engaging with our Shareholders

The HRCC and the Board are committed to engaging with our shareholders on matters like executive compensation and other matters that are important to our shareholders. IAMGOLD introduced its non-binding say-on-pay vote in 2010, with the following past 5 years results of “for” votes: FY2018: 97.48% FY2017: 95.06%, FY2016: 67.85%, FY2015: 89.49%, FY2014: 97.19%.

In 2019, Board and executive leadership continued to hold open and constructive meetings with key shareholders and analysts. 2019 proved to be a year of significant challenges, but also key advancements. With over 120 in-person meetings, numerous calls and conferences, the team kept the market informed and gathered feedback on market sentiment. In early 2019, a lower gold price environment combined with a cash flow focus led the team to defer the Côté Gold Project. A focus on self-funding to achieve positive cash flows at each site, combined with development of projects within budget proved to be critical to gaining shareholder support in 2019.

Changes in 2019

During 2019, we implemented the changes in our executive compensation program that were presented in last year’s Management Information Circular. In the balance of this statement of executive compensation, we illustrate how a strong pay for performance and alignment with shareholders’ experience are maintained with the implementation of these changes. Our improved compensation program has a greater emphasis on financial metrics with the implementation of a per-share metric and significant weighting on financial measures in our CIP scorecard. A project execution metric has been added to the operations measures in the CIP scorecard – this recognizes the criticality of execution on development projects that are at the core of our growth strategy. As well, the EIP grant for 2019 was in the form of performance-vested share units only. No options were granted to prevent the executives from unduly benefitting from a decline in share price. Vesting of the performance-vested shares is conditional on achieving certain performance targets based on relative total shareholder return (“TSR”) and average return on invested capital “ROIC” over a three year period.

IAMGOLD’s Performance in 2019

Overall, 2019 was a challenging year for the Corporation. Performance fell short of expectations on key metrics in the overall compensation formula, including All-In-Sustaining-Costs (“AISC”) and production, and as a result the Corporation underperformed our peer group.

Despite this underperformance in key areas, there were several notable achievements for the Corporation in 2019, including realigning Westwood to suit its operating levels, working with our local stakeholders at Rosebel to successfully address unauthorized mining, and ensuring the safety of our team at Essakane in a challenging security environment. Other accomplishments during the year include the following:

●	Maintained a strong balance sheet.

●	Grew inferred resource base with the Nelligan Gold Project in Quebec and the completion of an updated Mineral Resource estimate at the Côté Gold Project in Ontario.

●	Commenced development at Saramacca and delivered its first ore to the Rosebel mill.

●	Commissioned the oxygen plant at Essakane and the carbon-in-column plant at Rosebel.
●	Announced initial resources at Nelligan Gold Project.

●	Enjoyed significant greenfield success at the Rouyn Gold Project, Gosselin, Karita and Monster Lake.

●	Improved the unauthorized mining situation at Rosebel.

●	Implemented self-funding priorities, with free cash flow focus.

More specifically, in terms of growth, in 2019, the Corporation grew inferred resources by 38%, as a result of ongoing exploration success, while reserves decreased by 6% primarily as a result of mine depletion. Total attributable Measured and Indicated Resources (inclusive of Reserves) decreased overall by 2%.

IAMGOLD | 17

2020 Management Proxy Circular

The 2019 highlights in Exploration are:

●	Declared an initial mineral resource estimate of 3.2 million inferred ounces (contained) for the Nelligan Gold Project, Canada.

●	Reported 744,000 indicated ounces and increased resources by 57% at the Diakha-Siribava Gold Project in Mali.

●	At Essakane, following the Carbon-in-Leach and Heap Leach Project Feasibility Study, announced indicated resources of 4.9 million ounces grading 0.98 g/t Au, inclusive of reserves on the Essakane Mining Concession, based on a new resource model and proven and probable reserves of 4.0 million ounces grading 0.96 g/t Au.

Environment, Social and Governance (“ESG”) Accomplishments in 2019

ESG has been a top priority at the forefront of the Corporation’s strategy for many years. The Board, the executives and all IAMGOLD staff are passionate about treating our communities and employees with respect, offering a safe and healthy work environment, and operating in a sustainable manner. Below are some of our ESG accomplishments for 2019:

Corporate Governance:

●	For the second consecutive year, IAMGOLD was included in Bloomberg’s Gender Equality Index for organizational commitment to equality and advancement of women in the workplace.

●	IAMGOLD is a signatory to the World Gold Council’s Responsible Gold Mining Principles which are being implemented throughout the Corporation.

●	IAMGOLD received the highest score (GA-1) of Moody’s Corporate Governance for the Metals and Mining Sector.

●	Employees of the Corporation including the executives must review the Corporation’s Code of Business Conduct and Ethics and its Anti-Bribery/Anti-Corruption Policy and Standard annually and confirm their understanding via a test. In 2019, 100% of the executives completed the test and over 93% of employees at all our sites from all levels in the organization did the same.

●	The Corporation has a whistleblower policy in place that provides for the confidential and anonymous submission of complaints related to the integrity and governance of the Corporation. The whistleblower reporting process is overseen by the Chair of the Audit and Finance Committee and Chair of the Nominating and Corporate Governance Committee of the Board. Whistleblower reports are treated with the highest confidentiality and both the policy and process are communicated to all employees globally.

Sustainability and Community Relations:

●	IAMGOLD continues to reduce its carbon footprint through the operation of solar energy farms at its Essakane and Rosebel operations.

●	IAMGOLD was nominated as one of the 2019 Best 50 Corporate Citizens in Canada by Corporate Knights.

●	The Corporation has made an investment of $1.35 million to improve community access to high-quality medical care in Suriname.

●	Renewal of our financial commitment with Laurentian University in Ontario, contributing $2 million over five years to the engineering department ..

●	Signing of an Impact & Benefit Agreement with Mattagami First Nation and Flying Post First Nation in Northern Ontario.

●	Ongoing and diligent efforts in protecting the security of our employees and contractors in Burkina Faso.

●	2019 was the fourth and final year where IAMGOLD co-hosted and organized the Miner’s Lamp Award, a fundraising gala that raised over $2.5 million in four years for youth mental health research.

●	Resolution of Suriname illegal miner situation in a constructive and respectful manner for all our stakeholders.

Health & Safety (“H&S”):

●	Regrettably, the Corporation suffered a fatality at Essakane in 2019. Despite this occurrence, 2019’s safety performance achieved a 33% decrease for both Days Away, Restricted or Transferred (“DART”) and Total Recordable Injuries (“TRI”) rates compared to 2018 and both rates ended well under the 2019 targets. 2019 H&S performance results (DART and TRI) are the best we have achieved in the past 10 years.

●	New systems, new training and an ISO 45001 strategy at Essakane and Rosebel have contributed to obtaining superior H&S performance.

●	Each of IAMGOLD sites and corporate offices held multiple activities supporting the global wellness program, in the areas of physical health, mental health, financial wellness, social and community life and work & home safety.

IAMGOLD | 18

2020 Management Proxy Circular

Alignment of Pay and Performance for 2019

Executives’ performance is measured against several critical metrics or key performance indicators which drive long term value. The HRCC considers performance against predetermined target objectives, aligned with the then current strategy of the Corporation, as well as management’s ability to react to unforeseen economic factors (including commodity prices and currency exchange rates) and relative outcomes in determining both the cash incentive payouts and equity incentive awards. As discussed with respect to the equity awards, the HRCC also considered the three-year history of achievement against goals.

The Corporation’s executive compensation plan gives the HRCC an appropriate level of flexibility to ensure balanced compensation decisions, including the ability to consider historical performance trend and current shareholder experience without being bound by purely formula-based outcomes or targeted cash or equity award levels that can lead to unwarranted grant levels and payouts in the future.

In accordance with our pay-for-performance philosophy, a significant majority of executive pay is variable and “at risk”. As a percentage of total direct compensation, average actual “at risk’” pay of NEOs was 67% for 2019. To further mitigate the risk of short-term thinking and risk-taking behaviors, management is strongly encouraged to hold shares of the Corporation under the Share Ownership Guidelines (described below in the Compensation Discussion and Analysis) throughout their tenure. Further, performance-vested share units settle in shares, not cash, at the end of the 36-month vesting period. Total equity holdings (held directly and indirectly) by the former CEO were 821,775 Common Shares and 790,200 unvested share units as of December 31, 2019 with a total value of $7,818,079.

The following outlines key factors and outcomes relating to 2019 pay-for-performance decisions:

2019, a mixed year of accomplishments and operational challenges. In 2019 the Corporation exhibited very good safety and health performance and attained positive results on some financial metrics (e.g. free cash flow per share), achieved growth again this year through the addition of resources, met its targets in the execution of projects and delivered notable results in sustainability and community stakeholder management. The Corporation achieved below target results on other metrics such as AISC, production and reserve replacement. The overall performance resulted in lower than targeted executive compensation. The Corporation’s approach to compensation provides that executives participate in the shareholder experience, whether positive or negative, and 2019 was consistent with that approach. From the perspective of our CIP scorecard, results were as follows (compared to a target of 1.0):

●	Free cash flow per share was above target, scoring 1.1, and AISC was below target at 0.6.
●	Gold production missed target for an overall score of 0.55.
●	Reserve Replacement missed the threshold target and scored 0.
●	Additional Resources through Strategic Initiatives were at maximum target with a score of 1.5.
●	Sustainability was at maximum target for a score of 1.5.
●	Project Execution metric ended just above target at 1.03.

For 2019, the Health Safety & Sustainability (“HSS”) overall result combining both sustainability and health & safety is at maximum score. Two health & safety metrics (Days Away, Restricted or Transferred Duties and Total Recordable Incident) saw a 33% decrease globally vs 2018, the best of the past 10 years. The Corporation continued to outperform its sustainability targets in the ESG area and continued to deploy significant security measures to keep both our employees and assets secure from external threats.

No merit increase in base salaries. At the beginning of 2019, after analyzing peer group compensation and market research, and in consideration of existing pay for performance alignment, the HRCC decided to maintain base salaries at 2018 levels for NEOs. The salary of the SVP, Legal was adjusted in 2019 based on external equity and benchmarking. Salary increases for executives have been held at a low level for the last several years.

Rigorous approach in allocating EIP grants. In order to prevent the executives from unduly benefitting from negative market reaction to certain announcements after the February 19, 2020 Board meeting and to the COVID-19 virus, the HRCC determined that the number of units to be granted would be based on the Corporation’s 20-day weighted average closing share price prior to the Board meeting, resulting in less units to executives than would be the case had a price after such negative market reaction been used. In addition, the HRCC decided that EIP grants would be entirely in the form of performance-vested share units and that no options would be granted.

Both cash and equity grants for 2019 were aligned with IAMGOLD’s performance. 2019 CIP awards and EIP grants were both below their target value.

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In Summary

IAMGOLD’s executive compensation program and practices are described in detail in the Compensation Discussion and Analysis. The HRCC believes that the compensation program continues to employ a pay-for-performance approach, is aligned with shareholders’ experience and supports its goal of rewarding executives for the long-term creation and preservation of value for shareholders.

Submitted by the 2019 HRCC on behalf of the Board of Directors, Timothy R. Snider (Chairman), Mahendra Naik and Ronald Gagel.

COMPENSATION DISCUSSION AND ANALYSIS

This Compensation Discussion and Analysis describes the Corporation’s approach to executive compensation by outlining the processes and decisions behind what the Corporation paid its executive officers who were, during or as at the end of the financial year: the CEO, CFO and the three other most highly compensated executive officers of the Corporation (the “Named Executive Officers” or the “NEOs”). The NEOs for 2019 with their title and position held at December 31, 2019 are:

●	Stephen J.J. Letwin, CEO (Retired effective March 1, 2020);

●	P. Gordon Stothart, President and Chief Operating Officer (“President & COO”) (Appointed President and CEO effective March 1, 2020);

●	Carol Banducci, Executive Vice President and Chief Financial Officer (“EVP & CFO”);

●	Jeffery Snow, General Counsel, Senior Vice President, Business Development (“SVP, Legal”); and,

●	Craig MacDougall, Senior Vice President, Exploration (“SVP, Exploration”).

Compensation Program Oversight and Governance

The fundamental objective of IAMGOLD’s executive compensation approach is to incentivize, motivate and reward executives for the long-term creation and preservation of shareholder value, in addition to creating value for the Corporation’s stakeholders, generally. In addition, it must reflect annual challenges and successes. To attain these objectives, the Corporation’s executive compensation programs and policies are designed with the following principles:

●	Attract, retain, motivate and reward high-caliber executive talent;

●	Link the compensation model directly to specific and measurable financial, operational, growth, HSS and individual performance objectives which are set annually to reflect and advance the Corporation’s strategy;

●	Motivate high performers to continually achieve exceptional levels of performance through rewards that vest over the long term;

●	Provide the HRCC with the flexibility to exercise judgement to ensure appropriate overall compensation results;

●	Align incentives with the risk profile of the Corporation and discourage short-termism; and,

●	Encourage executives to own shares of the Corporation to more fully align the interests of management with those of our shareholders.

The Corporation sets an annual budget which is prepared in the context of a five-year forward-looking forecast and in conjunction with the full “life-of-mine” plans. We consider these targets and require the executives to “outperform” them while operating responsibly. The nature of mining operations requires a long-term approach to mine design, operations, ore reserves, and exploration. Accordingly, the annual budget, which is the basis for the incentive plan objectives for the year, is designed to position the Corporation to deliver shareholder value over the long-term.

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Role of the HRCC

As part of its Board-approved mandate, the HRCC:

●	Recommends to the Board for approval, the goals and objectives of the CEO, and approves the goals and objectives of all other executives, based on the Board-approved budget and corporate strategy, against which the performance of the CEO and all other executives are assessed;

●	Reviews the CEO’s responsibilities periodically and from time to time recommends to the Board changes to such responsibilities;

●	Leads the annual review and evaluation process of the CEO’s performance and reports results to the Board;

●	Reviews the performance of the other NEOs, based on a report submitted by the CEO;

●	Recommends to the Board for approval, the salary and cash incentive award for the CEO, and approves the salaries and cash incentive awards for all other executives, based on performance;

●	Recommends to the Board for approval, the equity incentive award for the CEO, and approves the equity incentive awards for all other executives, in the form of performance equity units and options, based on performance;
●	Administers the Corporation’s Share Incentive Plan under which such equity-related compensation is granted;

●	Reports to the Board on the Corporation’s organizational structure, implementation of executive officer succession programs, total compensation practices, talent management practices and executive development programs;

●	Reviews any employment agreement between the Corporation and a prospective executive officer including terms addressing retirement, termination of employment or other special circumstances, with a view to avoiding unwarranted, excessive payments, such as single-triggered change-of-control payments, and, if appropriate, recommends such agreement to the Board for approval; and

●	Reviews the operation and administration of the Corporation’s retirement benefit plans.

Composition of the HRCC

The Board has determined that the HRCC is to be comprised of at least three directors, each of whom must be independent under applicable laws, policies and stock exchange rules. In addition, in keeping with governance best practice, the HRCC should consist of directors who are knowledgeable about issues related to human resources, talent management, compensation, governance and risk management.

As of the date of this Circular, the members of the HRCC were Mr. Timothy R. Snider (Chairman), Mr. Mahendra Naik and Mr. Ronald Gagel. Please refer to the biographies of the HRCC members on pages 9, 11 and 12.

Activities of the HRCC with respect to 2019

Each year, the HRCC finalizes the executive compensation plan once the Corporation’s strategic plan and annual budget for that year are approved by the Board. The HRCC determines CIP payouts (cash settled) and EIP grants (100% equity-settled) in the first quarter of the financial year, once audited year-end financial statements are available. Accordingly, deliberations with respect to the 2019 financial year occurred in Q4 2018, with respect to the 2019 executive compensation framework, and during 2019 and in Q1 2020, with respect to determining compensation based on performance in 2019 as assessed against the compensation framework. The HRCC met four times in 2019.

In executing its mandate, the HRCC:

●	Assessed the effectiveness of the existing compensation plan, including a review of the Corporation’s compensation philosophy, methodology and program design to ensure relevancy and appropriateness;

●	Recommended to the Board for approval the executive compensation plan for 2019, based on 2019 approved budgets and with a view to advancing the corporate strategy adopted by the Board;

●	Assessed the 2019 performance of executives against their individual objectives and the executive compensation plan;

●	Recommended to the Board for approval the 2019 compensation payable according to the 2019 executive compensation plan, the individual performance of the CEO and the CEO’s recommendation for the other NEOs, taking into consideration proper pay-for-performance alignment of the CEO’s and other NEOs’ compensation;

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●	Verified executives’ compliance with their minimum share ownership guidelines;

●	Verified the CEO’s compensation pay-for-performance alignment at multiple times during the year;

●	Reviewed the succession plans for the CEO and other senior executives and updated development plans;

●	Reviewed and confirmed the Corporation peer group, in alignment with the selection criteria;

●	Reviewed the potential for any material risks arising from the executive compensation plan; and

●	Engaged the services of an external compensation consultant to provide independent advice and expertise on executive compensation matters.

During 2019, the HRCC has also:

●	Introduced changes to the CIP scorecard to bring greater focus to financial metrics, metrics that are relevant to shareholders such as per share measures, and to better align executives’ compensation with the importance of the successful, on-budget and on-time, development of substantial projects for the Corporation (see page 33 of this Circular);

●	Implemented a new methodology to determine EIP grant values (see page 37 of this Circular);

●	Introduced Performance Share Units (“PSUs”) to the EIP mix and therefore reinforced the link between executives’ compensation with shareholders’ experience (see page 37 of this Circular);

●	Initiated the former President & CEO’s succession by appointing, in Q3 2019, P. Gordon Stothart as President & COO of the Corporation. Later in 2020, the Corporation announced the retirement of the former CEO and Mr. Stothart was appointed as President & CEO effective March 1, 2020.

Succession Planning for the President & CEO

Annually, the HRCC reviews the talent management and succession planning framework used for the NEOs and other executives, as well as the annual talent management plan. As part of the in-camera discussion on the President & CEO’s performance, the HRCC members update the President & CEO succession plan and assess potential risks related to this plan.

In 2019, the HRCC and the Board held in-camera discussions on potential successors to the President & CEO, and to each NEO, and assessed the degree of readiness and fit for the roles, considering the types of challenges that will need to be managed in the next 1 to 5 years. The succession planning plan for the President & CEO and for the NEOs is kept confidential at the Board level.

In Q3 2019, the Corporation announced the appointment of Mr. Stothart, then EVP & COO, to the position of President & COO. No changes to his compensation were made at that time. Stephen J.J. Letwin, President & CEO, stepped down as president but remained CEO of the Corporation, with the objective of focusing on corporate strategic initiatives going forward.

In Q1 2020, the Corporation announced, effective March 1, 2020, the retirement of Mr. Letwin as CEO and his resignation as a director of the Corporation, and the appointment of Mr. Stothart as President & CEO and as a director of the Corporation. Mr. Letwin will continue to be available to assist in the transition post-retirement as a consultant, particularly in the area of government relations. This transition is part of the ongoing succession planning and management by the Board.

Mr. Stothart joined IAMGOLD in December of 2007 and has over 20 years of mining industry experience. He has been a key member of the IAMGOLD executive team in not only leading operations but also in providing a strategic vision for the Corporation. Prior to joining IAMGOLD, Mr. Stothart managed and developed three major copper projects in South America and provided oversight of the large scale Antamina and Collahuasi mines. Mr. Stothart was appointed Chair of the Mining Association of Canada in June 2019 for a two-year term. He graduated with a Bachelor of Applied Science from the University of British Columbia in 1987 with a double major in Mining and Mineral Process Engineering.

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Decisions made regarding the new President & CEO’s compensation for 2020:

In Q1 2020, the HRCC and the Board discussed the new President & CEO’s total compensation package in light of the Corporation’s strategy and five-year plan, and received independent advice as well as additional benchmarks and analysis from its independent executive compensation consultant. The HRCC and the Board sought to ensure alignment of the new President & CEO’s total direct compensation with the Corporation’s pay-for-performance philosophy and guiding principles. In 2020, Mr. Stothart’s base salary will be $750,000 (annualized), his target CIP will be 100% of salary and his target EIP 200% of salary, which sums to target total direct compensation of $3 million. This target total direct compensation is slightly below the 25th percentile target for CEOs in the Corporation’s peer group, based on the latest information available. Mr. Stothart may be awarded an additional target CIP of 10% of salary and an additional EIP grant of 20% of salary specifically related to the success (performance) of any major growth project that is undertaken. This additional EIP award would be in the form of Performance Share Units with metrics tied directly to performance metrics on project execution. With these additional incentives, his target total direct compensation would still be lower than the 25th percentile of IMG’s peer group.

Compensation Risk Management and Good Governance Practices

IAMGOLD’s compensation program and practices have been established to ensure appropriate alignment of pay with the long-term success of the organization, near-term challenges and good governance practices. The executive compensation plan includes four components: base salary, CIP (annual award settled in cash), EIP (annual grants settled in shares at vesting), and benefits/perquisites. The HRCC believes the executive compensation program:

●	Effectively balances a pay-for-performance approach with retention of highly-skilled executives;

●	Mitigates the risk of excessively high compensation; and

●	Encourages executives to consider how short-term actions, continuous improvement and multiple year projects contribute to long-term value creation for shareholders, management, employees, and all stakeholders.

The HRCC and the Board regularly review and evaluate potential risks to the Corporation resulting from the executive compensation plan and more specifically from:

●	Pay philosophy and practices;

●	Design of the program;
●	Performance measurement; and

●	Compensation governance.

In 2019, the HRCC engaged Willis Towers Watson (“WTW”) to update the comprehensive risk review that was conducted in 2018 on the Corporation’s executive compensation program. Based on this review, neither the HRCC nor the Board has identified any potential risks associated with the compensation policies or practices of the Corporation that would reasonably be likely to have a material adverse effect on the Corporation. Some specific risk-mitigating and good governance design features of the 2019 executive compensation program include: an appropriate pay mix, share ownership rules and trading policies, pay-for-performance calibration and scenario testing, award payment caps, awards based on both predetermined formulae and discretion, clawback policy, absolute and relative metrics, and a robust compensation decision-making process. The changes introduced to the executive compensation program in 2019 strengthen risk mitigation by reinforcing the Corporation’s pay-for-performance philosophy.

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Area of Focus	Executive Compensation Design Features
Program Design

●  Majority of executive total direct compensation is performance-based and “at risk”. On average, performance-based compensation, (i.e. target CIP and EIP), is targeted at approximately 70% of NEOs’ 2019 target TDC.

●  Cash and equity awards are 100% performance-based and earned, not guaranteed, with equity grants subject to performance-vesting over time to ensure that executive interests are aligned with shareholders over the long term.

●  Cash and equity incentive formula factors are capped to avoid excessive or extreme compensation awards.

●  Performance objectives and related compensation outcomes are measurable and pre-defined.

●  HRCC retains discretion to adjust the compensation of an executive, as it deems appropriate, to ensure that pay outcomes match actual performance outcomes and the shareholder experience. Both the CIP and EIP frameworks are intended to serve only as guidelines for the HRCC.

Cash Incentive Plan (CIP)

●  The CIP includes balanced performance measurement representing financial, operational, HSS and individual performance goals for 2019.

●  Challenging performance targets are pre-defined and established in conjunction with the annual budgeting process and the long-term strategy of the Corporation.

●  The CIP design incorporates risk mitigating performance measures such as multiple financial measures and performance targets.

●  The impact of gold commodity prices is minimized through use of a budgeted gold price where appropriate to set operating goals.

●  The result of each performance metric is capped and also has a minimum threshold, below which zero compensation is paid for that metric.

●  The award payouts are capped at two times target bonus regardless the level of performance achieved.

Equity Incentive Plan (EIP)

●  Grant levels are determined, within a range, based on the HRCC’s review of overall performance outcomes over three years, and considering the Corporation’s current share price.

●  Annual variable grants have staggered and overlapping vesting schedules: performance-vested share units, of which two thirds vest after 36 months but only if relative total shareholder return and average return on invested capital targets are met at the end of such period, which tie to the creation of long-term shareholder and stakeholder value, and options, which vest over 5 years, ensure that executives continually focus on future value creation. Given the exceptional volatility in the Corporation’s share price arising from the COVID-19 pandemic, the HRCC determined that equity incentives for 2019 performance be entirely in the form of performance-vested share units and not options. Further, in order that executives not unduly benefit from a depressed share price in an increased number of share units, a 20-day weighted average closing share price prior to the declaration of the pandemic was used.

Additional Governance

●  Potential awards under the CIP and EIP are regularly “stress-tested” to avoid unintended behaviours and compensation outcomes. Scenarios are reviewed regularly (e.g. CEO pay-for-performance alignment under ISS and Glass Lewis models at least twice in the year) prior to awards to ensure the plan is operating correctly.

●  Clawback policy provision is included in the executive compensation plan for incentive compensation granted and/or settled, where the underlying performance for such grant / award is subsequently determined to be unfounded (e.g. upon a material earnings restatement).

●  NEOs and other executives are subject to share ownership guidelines.

●  IAMGOLD holds an annual advisory vote on the Corporation’s approach to executive compensation.

●  Together with the executive compensation pay-for-performance framework, the Share Incentive Plan prohibits problematic compensation practices, such as option backdating.

●  The HRCC meets in camera after each meeting for additional compensation and talent management discussions.

●  An independent advisor is retained by the HRCC to provide external perspective on market changes and best practices related to compensation design, governance and compensation risk management.

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Anti-hedging Policy

To further align the interests of executives and directors with the creation and protection of long-term value for shareholders and other stakeholders, the Corporation prohibits officers and directors from engaging in hedging against a decrease in the market value of IAMGOLD’s equity securities.

Management’s Role in Compensation Decision-Making

As part of the annual compensation cycle, the CEO recommends financial, operational, HSS and individual objectives for each executive. Objectives are based on the Board-approved annual budget and corporate strategy. Based on the CEO’s year-end assessment of performance, policy guidelines, competitive benchmark data and industry practice, the CEO provides the HRCC with recommendations with respect to executives’ base salary increases, cash incentives, and equity grants. The SVP Corporate Affairs, Health, Safety, Sustainability & People assists the CEO with compensation recommendations regarding the executives (excluding his own). Other executives are not involved in any compensation-related decisions with respect to executives (including NEOs).

At the beginning of each year, the CEO provides the HRCC with a draft of his individual objectives. These objectives are finalized after feedback is received from the HRCC and the Board. At the end of the year, the HRCC reviews the CEO’s performance against these individual objectives and overall corporate performance. Compensation recommendations are then made from the HRCC to the Board for approval.

Management also collects and summarizes competitive compensation data as well as company financial and market performance data for the HRCC’s consideration in its decision making. The specific comparator group against which compensation practices are assessed is described further under “Pay Peer Group”.

Compensation Consultant

The HRCC from time to time retains compensation consultants to provide expert and independent advice regarding compensation policies and decisions. The consultants provide support to the HRCC and act only on instructions provided or approved by the HRCC Chair. The consultant does not perform work other than work pre-approved in writing by the HRCC Chair. HRCC decisions and recommendations to the Board are its responsibility and may reflect factors and considerations other than the information and recommendations provided by compensation consultants.

The HRCC has retained WTW since 2011 for executive compensation services. WTW’s executive compensation consultants report directly to the HRCC. The HRCC confirms WTW’s independence through the continual review of the factors set out by the Securities and Exchange Commission that compensation committees should consider when selecting and monitoring the independence of their compensation advisors including the following criteria.

●	WTW’s executive compensation consulting is separate and distinct from the team that assists IAMGOLD with insurance products and services;

●	Members of the WTW executive compensation consulting team are not involved in selling other WTW services to IAMGOLD and receive no incentive or other compensation based on the fees charged to IAMGOLD for such other services;

●	WTW’s executive compensation consultants do not have a business or personal relationship with any of the HRCC members or management, and do not own any Common Shares (other than through portfolio investment vehicles such as mutual funds);

●	WTW has strict protocols and processes to mitigate conflicts of interest and all consultants are required to adhere to a code of conduct.

Executive Compensation-Related Work:

In 2019, WTW provided support to the HRCC in reviewing meeting materials prepared by management and attending certain HRCC meetings. WTW advised on peer group review, conducted the annual risk assessment review of the Corporation’s executive compensation plan, advised on the implementation of the new CIP elements and on the PSU metrics, and reviewed executive compensation disclosure. WTW also advised on executive compensation trends and best practices, and on the new President & CEO’s compensation.

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Other Consulting Services:

During 2019, the Corporation continued to engage Willis Canada Inc., a Willis Towers Watson company, to provide services for the management of commercial and casualty insurance programs.

The tables below summarize fees paid to WTW over the past two years in respect of executive compensation and other consulting services. Executive Compensation-Related Fees in 2018 were higher than in 2019 because of additional work required to change the executive compensation plans for NEOs, most notably the introduction of performance-vesting conditions for share units.

2019
Executive Compensation Related-Fees	Other Fees(1)	Total
$92,990	$139,429	$232,419
2018
Executive Compensation Related-Fees	Other Fees	Total
$201,603	$137,676	$339,279

(1)	All of the “Other Fees” are paid to Willis Canada Inc. for such services, which are mainly wholesale commissions and insurance-related fees. Notwithstanding the fees paid, as described above, the WTW team that assists the Corporation with insurance products and services is separate and distinct from WTW’s executive compensation consulting team and there are walls between the two groups to ensure confidential information is not shared and they operate independently.

Executive Share Ownership

Share ownership guidelines stipulate that ownership is to be attained within three years of the later of: joining the Corporation and appointment to the relevant executive level. Share ownership guidelines vary by executive level and are represented by a multiple of base salary.

The guidelines are as follows:

Executive Position/ Level	Share Ownership Target Effective in 2019 (multiple of base salary)
CEO	3.0 x
President & COO	2.0 x
Executive Vice President & CFO	2.0 x
Senior Vice President	1.5 x

As of December 31, 2019(1), all NEOs have achieved their share ownership guidelines as indicated below:

Named Executive Officers	Share Ownership Target	Actual Share Ownership
	Multiple of Salary	Total Value at Dec 31, 2019(1)	Multiple of Base Salary
Stephen J.J. Letwin CEO	3.0	$ 7,818,079	8.5
P. Gordon Stothart President & COO	2.0	$ 2,651,204	4.8
Carol Banducci EVP & CFO	2.0	$ 2,264,315	4.8
Jeffery Snow SVP, Legal	1.5	$1,994,635	4.4
Craig MacDougall SVP, Exploration	1.5	$1,578,583	3.5

(1)	Based on December 31, 2019 closing price of $4.85 the last trading day of 2019.

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Pay Peer Group

Each year, to assist with compensation decisions, the HRCC reviews market data and assesses the competitiveness of direct and total compensation for executives (including NEOs). The market data is used as a reference point only and the HRCC does not target a specific competitive position of the comparator group to set executive compensation levels.

In creating and maintaining its comparator group, the Corporation considers organizations that are similar in size and scope of operations and are representative of the market within which the Corporation competes for senior executive talent. When selecting comparators, the Corporation applies the following criteria:

•	Industry: Gold mining companies;

•	Geography: headquartered in Canada with international operations;
•	Corporate structure: publicly-traded on the TSX; and,

•	Similar size: revenue greater than $100 million and market capitalization less than $10 billion.

Changes in Peer Group during 2019

The HRCC analyzed the metrics of the peer group companies as well as the metrics of other companies that could potentially be included in the peer group. After analysis and discussions, the HRCC decided to replace SEMAFO Inc with Hudbay Minerals Inc. SEMAFO has been on the low end of the selection criteria for multiple years and was also excluded from the peer groups that proxy advisor firms have selected for IAMGOLD. The HRCC believes Hudbay to be an appropriate comparator that satisfies peer group criteria as it is very similar in size to the Corporation and is a potential competitor for mining talent. Agnico Eagle and Kirkland Lake market capitalization are above the $10 billion criteria in 2019 however they are maintained in the peer group because they remain comparable on the other criteria, would attract similar talent and are included in proxy advisors’ peer groups for IAMGOLD.

Company	Scope Information(1)
	Market Cap	Revenue	Total Assets	Total Shareholder Return
	31-Dec-19	FY2018	FY2018	1 Year	3 Year
Agnico Eagle Mines Limited	$19,106	$2,990	$10,716	47%	13%
Kirkland Lake Gold Ltd.	$11,999	$1,250	$2,334	61%	102%
Kinross Gold Corporation	$7,721	$4,384	$11,003	40%	14%
B2Gold Corporation	$5,346	$1,435	$3,477	31%	18%
Yamana Gold Inc.	$4,885	$2,454	$10,934	62%	12%
SSR Mining Inc.	$3,073	$574	$2,076	51%	28%
Alamos Gold Inc.	$3,062	$889	$4,465	61%	-5%
Centerra Gold Inc.	$3,033	$1,541	$3,857	76%	18%
Hudbay Minerals Inc.	$1,406	$2,009	$6,394	-16%	-11%
Eldorado Gold Corporation	$1,653	$626	$6,316	161%	-21%
New Gold Inc.	$774	$825	$2,961	10%	-37%
	Percentile Statistics
25th Percentile	$1,653	$825	$3,219	31%	-11%
50th Percentile	$3,073	$1,435	$4,465	51%	13%
75th Percentile	$7,721	$2,454	$8,555	62%	18%
Average	$5,642	$1,725	$5,866	53%	12%

IAMGOLD Corporation	$2,275	$1,516	$5,405	-3%	-7%
Percent Rank	29P	56P	59P	13P	31P

(1)	As reported by Standard & Poor’s Capital IQ. TSR reflects the compounded average annual growth rate for periods ending December 31, 2019. Dollar amounts shown in this table are presented in thousands of Canadian dollars

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COMPONENTS OF EXECUTIVE COMPENSATION IN 2019

Total compensation for executives consists of the following four elements:

Pay Element	Type	Description	Objectives
Base Salary	Fixed

Base salary levels for executives reflect:

•  scope, complexity and responsibility of the role of the executive;

•  competitiveness with salary levels for similar positions at companies included in market comparator groups; and,

•  the executive’s experience and sustained performance level.

Comparative market analysis and individual performance assessments occur annually to ensure compensation remains competitive, resulting in periodic base salary adjustments, when appropriate.

• Provide competitive compensation • Recognize skills and experience • Attract and retain key talent
Cash Incentive Plan (CIP)	Performance based Variable At risk

All executives participate in the CIP whereby awards are based on achievement of financial, operational, HSS and individual objectives.

•  A target CIP level is set as a percentage of base salary. While consideration is given to practices within the market comparator group in setting these percentages, the market data is used as a reference point only;

•  Award levels range from 0x to a maximum (payout cap) of 2x target depending on performance achieved.

The CIP directly links executive performance to the accomplishment of key performance indicators of the Corporation that drive shareholder value. Performance measures are selected based on their relationship to immediate financial and operational objectives and long-term value creation.

• Motivate the achievement of annual goals and objectives • Reward performance that supports the creation of shareholder value • Provide competitive compensation • Attract and retain key talent
Equity Incentive Plan (EIP)	Performance based Variable At risk

EIP grant values are based on the performance of the Corporation and on executives’ individual performance, and looks at sustained performance over the past three years.

A new grant methodology was introduced for the FY2019 EIP grant. Grants are based on a range of target value expressed as percentage of base salary. In determining the specific individual grants, the HRCC considers the value of previous equity awards, current share price and equity valuations, share ownership levels, total equity granted as a percentage of the outstanding Common Shares of the Corporation, and other factors the HRCC and Board may consider appropriate. Typically, the grant values will be within the range of 0.80 to 1.20 of a specific target value.

All awarded equity in 2019 was 100% performance-vested shares, half of the shares vest by performance measures tied to specific post-grant total shareholder return and return on invested capital performance metrics over a three-year period and half by time.

2019 PSUs will vest conditional on 3-year relative TSR and average ROIC. The HRCC selected these two metrics because they are key indicators of long-term growth and value creation. See pages 35 and 36 for rationale and details on the performance vesting metrics.

•  Motivate the consistent achievement of long-term goals and objectives

•  Reward performance that is aligned with the creation of long-term shareholder value

•  Promote executives’ share ownership

•  Provide competitive compensation

•  Attract and retain key talent

Benefits & Perquisites	Fixed	Executives participate in the same benefits provided to all employees including health and life insurance benefits, a defined contribution pension plan and a share purchase plan. They also have top up disability insurance, above the maximum amount insured by the non-executive employees plan. The CEO and other NEOs receive additional perquisites as part of their employment agreements, as disclosed in the Summary Compensation Table.	• Provide competitive compensation • Attract and retain key talent

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COMPENSATION DECISIONS RELATED TO 2019 PERFORMANCE

2019 Total Direct Compensation Decisions

The following section provides a detailed discussion of the decisions made to determine each NEO’s total direct compensation for 2019, including the following compensation elements:

Base Salary

The HRCC conducted its annual market compensation analysis which consists of comparing our NEOs’ base salaries with those paid to similarly-situated NEOs in our peer group, while also considering total compensation value. Based on its review, and in consideration of the Corporation’s pay-for-performance guiding principle, the HRCC decided against providing any general merit-based increase for 2019.

However, the HRCC did decide to increase the base salary of the SVP, Legal by 4.7% effective January 1, 2019. This adjustment was made after reviewing salaries for similar positions within our peer group. The HRCC believes this salary market adjustment was required and fair based on the scope of the job, its expectations regarding the incumbent and the complexity of the challenges in this role.

Named Executive Officers	2019		2018
	Base Salary	Increase from 2018	Base Salary	Increase from 2017
Stephen J.J. Letwin CEO	$925,000	0.0%	$925,000	2.8%
P. Gordon Stothart President & COO	$550,000	0.0%	$550,000	0.0%
Carol Banducci EVP & CFO	$475,000	0.0%	$475,000	2.6%
Jeffery Snow SVP, Legal	$450,000	4.7%	$430,000	2.4%
Craig MacDougall SVP, Exploration	$450,000	0.0%	$450,000	19.0%

For 2020, as part of the annual compensation review process, the HRCC decided to increase base salaries by 2.5% for all NEOs, with the exception of Mr. Letwin who retired at the end of Q1 2020 and Mr. Stothart whose compensation package was fully reviewed as part of his 2020 appointment as President & CEO. The 2.5% increase corresponds to the same salary increase budget that is applied in 2020 to the Corporation’s non-executive employees to remain competitive as against peer group companies for talent.

Cash Incentive Plan (CIP)

The CIP is our cash incentive program and its objective is to reward based on annual performance. The Corporation’s CIP performance metrics are reviewed annually by the HRCC and targets are set at the beginning of the year in line with the Corporation’s budget and longer-term strategy. Individual award targets are set as a percentage of the NEO’s base salary and the payout may be above or below the target. Awards are capped at two times target. At the end of the year, awards are determined based on both the Corporation’s and the NEO’s performance. The Board can apply discretion to increase or decrease the awards from the formula-based calculations to reflect the Corporation’s and the executive’s performance for that year as well as HRCC’s long-term assessment, recognizing that current year performance is influenced by multi-year activities.

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Changes to the CIP in 2019 from 2018

At the beginning of 2019, the HRCC made some important changes to the CIP metrics to create a stronger pay-for-performance link and to increase alignment of the interests of NEOs and shareholders. The HRCC also sought to ensure that the CIP scorecard continued to be representative of the Corporation’s updated strategic plan and annual budget.

The changes were as follows:

•	The corporate performance category was replaced by a financial performance category that includes specific financial measures. The weighting of a NEO’s CIP award attributable to the financial performance category ranges from 25% to 45%, depending on the line of sight of the NEO to financial performance. In addition, the free cash flow metric is now measured on a per-share basis to create greater alignment with shareholders. This also reinforces with executives the importance of financials in the pay-for-performance equation.

•	A project execution metric was added under the operational metric category. Since development projects are at the core of IAMGOLD’s growth strategy, it became fundamental for the Corporation to include a project measure in its incentive program. This new metric follows the same governance process as the other CIP metrics. Projects are identified at the beginning of the year along with specific quantitative and qualitative measures (capital expenses and other on-time and on-budget measures), and are approved by the HRCC. At each quarter, forecast annual results are presented to the HRCC for discussion, review and monitoring of progress. At the end of the year, the projects sought to be advanced are evaluated against the approved metrics using actual development results. In 2019, the projects in scope were: Saramacca at Rosebel, Carbon-in-leach project at Essakane and Project X at Westwood.

•	Security initiatives are now included in the definition of the sustainability metric. The security of our employees, contractors and assets is a key area of focus in some of the jurisdictions where we operate. This was an important success factor for the Corporation in 2019.

2019 CIP Metrics and Weightings:

Financial	Operational	HSS
Free Cash Flow Per Share (60%) All-In-Sustaining Costs (AISC) (40%)	Production (40%) Project Execution (30%) Reserve Replacement (15%) Additional Resources – Strategic Initiatives (15%)	Health & Safety (50%) Sustainability (50%)

2019 CIP Payout Formula

The formula illustrated below provides a starting point for the HRCC to determine CIP payouts. Target levels of performance on these criteria are established as guidelines but compensation can be adjusted at the HRCC’s discretion in order to achieve a fair result consistent with the pay-for-performance model or a result that is aligned with shareholder experience. The HRCC believes that fixed formulas may lead to an excessively high or low payout result that does not accurately reflect actual performance when viewed holistically. As a result, the HRCC believes the discretion applied by the Board should be the ultimate determinant of final, overall compensation within the context of those pre-determined guidelines.

The formula above, in which individual performance is added to other performance metrics instead of being a multiplier, has been used since 2018. The rationale is that an additive formula provides better control on the awards when each component, including the individual performance, is pre-weighted and capped. It ensures by design that the CIP awards remain within a pay-for-performance desired range. For all NEOs, the Corporation’s performance over the three CIP categories (financial + operational + HSS) accounts for 80% of the CIP award, while the remaining 20% is determined based on individual performance. CIP awards are capped at 2x target.

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The nature of an executive’s role and responsibilities, or line of sight to performance, determines the weighting of the various performance metrics. The CIP targets, performance factors and respective weightings assigned by the Board for each NEO in 2019 were as follows:

Named Executive Officers	CIP Target (% of Base Salary)	Financial Performance	Operational Performance	HSS Performance	Individual Performance
Stephen J.J. Letwin CEO	125%	35%	35%	10%	20%
P. Gordon Stothart President & COO	85%	30%	40%	10%	20%
Carol Banducci EVP & CFO	75%	45%	30%	5%	20%
Jeffery Snow SVP, Legal	65%	45%	30%	5%	20%
Craig MacDougall SVP, Exploration	65%	25%	45%	10%	20%

CIP - 2019 Corporate Performance

All performance measures used to determine CIP awards for NEOs are as disclosed below. Some measures are not consistent with generally accepted accounting principles (“non-GAAP”) and a description of each non-GAAP measure is disclosed in the footnotes of the following chart. The HRCC believes that in the context of an annual incentive plan like the CIP, non- GAAP measures can provide a more exact picture of what constitutes performance. At the beginning of the year, a detailed definition is drafted for each measure and the HRCC approves all metric definitions along with their numeric targets. Forecast performance is presented to the HRCC at the end of each quarter. Final performance outcomes relative to the approved targets are calculated and presented at the end of the year to the HRCC for approval and may be subject to discretionary adjustment by the HRCC to ensure appropriate alignment of pay and performance.

Considering that a range of items impacted financial and operational performance (both positively and negatively) that were outside of management’s control, the HRCC exercised some discretion and determined that an overall financial score of 90% of target and an overall operational score of 75% of target fairly reflected the actual performance of the Corporation in 2019 under the CIP scorecard. The items, for example the impact of unauthorized mining at Rosebel, have been balanced and offset by some normalization of gold price to budget.

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Performance Category	Performance Measures	Weight	Performance Range			2019 CIP Performance(1)	2019 Score
			Threshold	Target	Maximum
Financial Performance	Free Cash Flow per share(2)	60%	$0.02/share	$0.13/share	$0.24/share	$0.16/share	Above target
	AISC per ounce(3)	40%	$1,114/oz	$1,061/oz	$1,007/oz	$1,104/oz	Below target
Overall Financial Performance Score							90%
Operational Performance	Production(4)	40%	809,934 oz	834,984 oz	860,034 oz	812,189 oz	Below target
	Project Execution(5)	30%	Overall below expectation	On time/ on budget	Overall above expectation	103%	Above target
	Reserve Replacement(6)	15%	50%	100%	150%	-41%	Below threshold
	Additional Resources – Strategic Initiatives(7)	15%	1.5 M oz	2.0 M oz	2.5 M oz	2.6 M oz	Above maximum
Overall Operational Performance Score							75%
HSS Performance	Health & Safety(8) (9)	50%	DART of 0.85	DART of 0.63	DART of 0.55	DART of 0.51	Above maximum
	Sustainability(10)	50%	One level 5 community incident	No level 4 or 5 environment or community incident	Top 10 external sustainability ranking	No incident and multiple external recognitions	At maximum
	Overall Health, Safety and Sustainability						150%

(1)	Please refer to Appendix C for reconciliation of non-GAAP and GAAP measures.

(2)	Free Cash Flow is the cash flow generated from operations after tax, less annual capital expenditures required to sustain the business. It includes exploration expenditures, corporate general and administrative costs (“Corporate G&A”) and ongoing reclamation. This excludes amounts raised through equity and non-sustaining capital expenditures. For 2019 this is based upon actual gold prices and actual Free Cash Flow achieved. The number of shares used to set target is equivalent to the number of shares based on the diluted weighted average shares disclosed in the financial statements at the end of the previous year. Amounts indicated above are USD.

(3)	AISC includes cost of sales (excluding depreciation), Corporate G&A, by-product credits, accretion and amortization of closure liabilities, realized gains/losses from hedging and sustaining capital. It includes costs of joint ventures. This is then divided by the Corporation’s attributable ounces of gold sold by mine sites in commercial production to arrive at the AISC per ounce sold. Amounts indicated above are USD.

(4)	Production reflects the actual attributable production of gold relative to budgets/plan and includes all gold produced at operating mines and joint ventures.

(5)	At the beginning of each year, the HRCC approves the key projects and their performance indicators, and monitors the progress on a quarterly basis along with the other CIP metrics. Quarterly milestones are identified and evaluated at each quarter. Although this metric measures the success achieved in the year, the HRCC also has look back consideration to avoid potential biased carry forward of cost or any exceptional situation that would impact the result of this metric. The HRCC looks at a variety of indicators (e.g. capital expenses, schedule, specific milestones to achieve) to assess the execution of project and ultimately base their evaluation on “on time” and “on budget” execution.

(6)	Reserve replacement looks at reserve replacement at our operating mines and reserve conversions from resources resulting from evaluation studies at advanced greenfield projects (pre-feasibility or feasibility studies) and factors in cost optimization initiatives undertaken to achieve free cash flow targets.

(7)	This measure focuses on the successful addition of new resource ounces reported in a compliant mineral resource estimate that can be reported on the Corporation’s annual resource statement to provide a long-term project pipeline of development opportunities. It also considers delineation of additional resources at an existing operation to sustain long-term viability of the operation, exploration discovery leading to an estimate of an initial resource and any subsequent resource increases from ongoing delineation drilling programs, acquisition of a project for which a delineation drilling program commences with an objective to complete a resource estimate, and advancement of an advanced greenfield or development project by completing a preliminary economic assessment, pre-feasibility study or feasibility study which recommends proceeding to next stage. Reserve replacement under this metric is not also recognized under the Reserve Replacement metric.

(8)	Health & Safety is based on, among other related components, the severity and frequency of disabling incidents during the year. Safety is based on the Corporation’s current objective of a reduction in DART (frequency per 200,000 hours) for every mine pro-rated regionally and across the Corporation.

(9)	The Corporation suffered a Fatality at its Essakane operation in 2019.

(10)	The sustainability factor is based on the severity of incidents and other environmental accomplishments within the given year, recognition and awards received in the area of ESG as well as ranking received as a top sustainable company.

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CIP – 2019 Individual Performance

NEOs’ individual performance is evaluated by the HRCC and CEO, taking into consideration the accomplishment of the functional goals established by the CEO and approved by the HRCC and an assessment of each executive’s performance in the areas of leadership, teamwork, innovation, general & administrative cost management, and other individual objectives for the year. Sustained improvement in business performance over prior years is a factor in assessing individual performance.

Individual performance counts for 20% of each NEO’s bonus with a range of 0 to 2 times. The CEO appraises each executive’s performance as described above and recommends to the HRCC for approval an individual performance value within 0x and 2x of the 20% baseline. The HRCC appraises the CEO’s individual performance on the same basis.

We emphasize that the individual performance component is designed as a means to reward execution and performance on matters “above and beyond” the regular duties expected of each executive position. The HRCC also ensures that items recognized in the individual performance score do not result in double counting in their interaction with other metrics. For example, superior performance in health and safety production or AISC are captured within the parameters of those metrics— they would not automatically result in an elevated individual performance.

Individual performance objectives for each executive in 2019 were approved in December 2018 by the HRCC and vary according to the particular position held by the executive. These individual performance objectives are outlined in the table below. As described above, only extraordinary performance above and beyond the expected results for each executive’s goals is relevant in evaluating individual performance.

Named Executive Officers	2019 Individual Performance Objectives	2019 Individual Performance Result
Stephen J.J. Letwin CEO

•  Execute our transformation agenda; continue gold district consolidation at Rosebel, begin production at Saramacca, Côté Gold construction decision, Essakane feasibility study refocused on mill optimization, continue activities leading to Westwood ramp up, Boto mining permit approved, Nelligan initial Resource; increase reserves & resources through (specific) exploration projects.

•  Create value through M&A and divestitures.

•  Achieve zero harm; DART of 0.63, TRI of 1.04, build a resilient security organization, no level 4 or 5 community or environment incidents.

•  People: implement global succession planning framework and individual development plans for key talent, conduct in-depth analysis of retention data, robust employee relations strategy.

•  Meet or exceed operating targets; production of 835,000 attributable ounces at AISC of $1,061/oz.

•  Maintain optimal capital structure; financing options, banking/funding strategies, effective hedging strategies.

20%
P. Gordon Stothart President & COO

•  Remain vigilant to support socially responsible culture and to continually reduce injury rates: DART of 0.63, TRI of 1.04, continue implementation of new H&S system and revised behavior-based safety program at all sites.

•  Operational excellence: targeting 1.2 to 1.3 million attributable ounces by 2022, 835,000 oz at $1,061/oz in 2019 with specific goals for each operating mine.

•  Reduce AISC to position IAMGOLD in the 2nd quartile amongst peers, focus on project with AISC expected to be below industry median.

•  Growth: grow and execute key activities in our current pipeline projects, mainly Côté Gold and Boto.

•  People: promote long term career growth through leadership development programs and career planning, maintain turnover rate of high performers under 10%.

20%

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Carol Banducci EVP & CFO

•  Support M&A and other strategic initiatives through evaluation, due diligence, transition and integration.

•  Optimize capital structure to maintain strong balance sheet and liquidity to meet operational and strategic business plans.

•  Support operational improvements and cost management initiatives.

•  Ensure technology fits business needs and leverage existing platforms to drive process improvement (cyber security, enterprise resource planning system upgrade, automation of certain activities).

•  Maintain strong governance, compliance, internal audit and risk management framework.

•  Continue to build investor relations and communications internally and externally

•  Develop and retain high potential talent.

20%
Jeffery Snow SVP, Legal	• Review acquisition opportunities with the goal of executing an accretive transaction of a 100,000 oz producer; review at least 15 M&A projects. • Work with the Board to achieve a substantial majority vote on all matters to go before shareholders at annual meeting. • Achieve legal and corporate development goals identified for Saramacca, Côté Gold, Sadiola and others. • Take leadership within the organisation to promote and uphold safety and zero harm practices.	25%
Craig MacDougall SVP, Exploration

•  Increase reserves to 14 million oz and maintain a minimum 12-year reserve base and establish resources at 2x reserves.

•  Brownfield: Saramacca: +500,000 oz in total combined resources, execute Rosebel near mine project, Essakane: Gossey-Korizena targeting additional resources +250,000 oz, Tassiri target +200,000 oz, Westwood: multi-year drilling program to support ramp up and reserve base, Yorbeau-Rouyn target 400,000 oz.

•  Development projects: execute on Boto and Côté Gold objectives.

•  Greenfield: achieve drilling, testing and exploration targets mainly at Siribaya-Diakha, Pitangui, Nelligan, Monster Lake, Eastern Borosi.

23%

CIP - 2019 Individual Awards

The following chart illustrates the calculation of the CIP award for each NEO, based on 2019 performance. Similar to prior year, all CIP payouts are below target based on the performance of the Corporation and aligned with the experience of shareholders. These awards are representative of the Corporation’s performance in 2019 as well as each executive’s personal achievements in the year.

		Performance
	CIP Target (% of Base Salary)	Corporate (80%)	Individual (20%)	CIP Earned for 2019	Award as a % of Target
Stephen J.J. Letwin CEO	125%	0.73	0.20	$1,072,422	93%
P. Gordon Stothart President & COO	85%	0.72	0.20	$430,100	92%
Carol Banducci EVP & CFO	75%	0.71	0.20	$322,406	91%
Jeffery Snow SVP, Legal	65%	0.71	0.25	$279,338	96%
Craig MacDougall SVP, Exploration	65%	0.71	0.23	$275,681	94%

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Equity Incentive Plan (EIP)

The EIP is our annual long-term share-based incentive program and its objective is to incentivize, motivate and reward performance in a way that is aligned with the creation of long-term shareholder value, in addition to value for all the Corporation’s stakeholders.

Changes to the EIP in 2019

In Q1 2019, the HRCC approved significant changes to the EIP:

•	modification of the EIP grant methodology, and

•	addition of post-grant performance vesting conditions for share-based awards as part of the equity mix.

These changes are explained further below.

EIP Grant Value:

For the 2019 grant, NEOs’ EIP grant value was based on a percentage of base salary, with a range of 80% to 120% the target grant value. The percentages were established by analyzing historical values of EIP granted to the executives in high and low-performance years, as well as amounts granted by our peers to their NEOs. The HRCC believes that these percentages are fair and well-aligned with the Corporation’s executive compensation principles and objectives.

Named Executive Officers	Threshold 80%	Target Value % of Base Salary	Maximum 120%
Stephen J.J. Letwin	192%	240%	288%
P. Gordon Stothart	128%	160%	192%
Carol Banducci	116%	145%	174%
Jeffrey Snow	100%	125%	150%
Craig MacDougall	100%	125%	150%

The HRCC considers the performance factors enumerated hereafter in establishing specific individual grant values within the potential range. The EIP grant value is performance-based and depends on both the Corporation’s and the executive’s performance. In establishing the specific grant value within the potential range, consideration is given to the trending of key performance metrics for the year and for the prior three-year period, in addition to the shareholder experience and management’s ability to perform in the given economic climate. The HRCC also considers current share price, equity valuations, share ownership levels and total equity granted as a percentage of the outstanding Common Shares of the Corporation. Actual awards are determined by the HRCC following completion of the financial year, once audited corporate results are available and individual performance is assessed. The chart below illustrates the 2019 decision-making process and decision factors to determine the individual EIP awards.

Performance-Based Grant Value Determined by:

• Each NEO’s Individual performance as established under the CIP	• Shareholders’ experience
• Share dilution, outstanding shares
• Current and 3-year lookback Corporation’s performance
• Share ownership considerations
• Pay-for-Performance alignment

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2019 EIP Grants

The table below shows the 2019 potential and actual EIP grant values (granted in Q1 2020). The 2019 individual values are on average at 84% of target. This is representative of each NEO’s performance in 2019 and the conclusion on each factor considered by the HRCC in establishing the EIP grant values.

In valuing the quantity of awarded shares, the Committee based its calculations on the weighted average closing IMG share price on the 20 consecutive trading days prior to the IMG Board of Directors meeting on February 19. This was done in order to prevent the recipients of awards from unduly benefitting from market reaction to certain announcements released after the Board meeting and from market reactions to the COVID-19 virus.

Named Executive Officers	Target EIP Grant	Actual 2019 EIP Grant(1)	As a Percentage of Target Value (80% to 120%)
Stephen J.J. Letwin CEO	$2,220,000	$1,815,000	82%
P. Gordon Stothart President & COO	$880,000	$752,400	86%
Carol Banducci EVP & CFO	$688,750	$580,800	84%
Jeffery Snow SVP, Legal	$562,500	$468,600	83%
Craig MacDougall SVP, Exploration	$562,500	$475,200	84%

(1)	Grant value is calculated using $3.30, which was the Corporation’s closing share price on the TSX on the grant date of March 27, 2020

Performance-Vested Share Units

At the beginning of 2019, after in-depth analysis and consideration of the feedback received from the Corporation’s shareholders with respect to pay-for-performance alignment, the HRCC added performance-vested share units to the EIP mix. The objective of such changes is to introduce a straightforward element of performance to our long-term incentive program so that a larger part of the executives’ compensation be closely tied with the shareholder experience. These performance-vested share units are full value units awarded under the terms of the existing Share Incentive Plan.

As a result, for the 2019 grant, half of the grant was in the form of performance-vesting share units. These units vest conditional on the degree of achievement of targets related to relative total shareholder return and average return on invested capital over a three-year period, with the potential for the number of units granted to be increased (up to 1.5x target) if the Corporation outperforms its performance targets, or decreased (to as low as 0x target) if performance targets are not met. Depending on performance, such performance-vesting share units vest after 36 months and are settled in Common Shares.

Performance-Vested Share Units – Performance vesting

As described above, half of performance-vesting share units will vest after 36 months in accordance with two pre-determined performance conditions: relative TSR (weighted at 75%) and average ROIC (weighted at 25%):

•	Relative Total Shareholder Return (75%): If the Corporation’s TSR over the performance period is at the 25th, 50th, or 75th percentile relative to the S&P/TSX Global Gold Index, then the score for this category will be 25%, 100% (target) or 150% (maximum), respectively; scores between such percentiles are calculated on a linear basis. If the Corporation’s relative TSR is below the 25th percentile, the score will be zero. TSR (share price appreciation plus dividends) will be measured based on the volume-weighted average share price for the month of December. If the Corporation’s TSR outperforms the index but is negative, the category score will default to 100% (target).

•	Average Return on Invested Capital (25%): This metric measures the three-year average return generated by capital invested at our operating mines. Average ROIC is measured by dividing Adjusted EBITDA by average Invested Capital. Adjusted EBITDA equals Adjusted Earnings before interest, taxes and depreciation. The adjustments to EBITDA will be similar to those included in Adjusted Earnings disclosed in the MD&A. The average Invested Capital includes equity, non-controlling interests and debt, and excludes cash and short-term investments as well as assets not subject to depreciation. The HRCC will consider the impact of major improvements or deterioration in the price of gold and its impact when approving final score.

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Performance Vested Share Units – Cliff vesting

The other half of the 2019 EIP grant cliff-vest after 36 months and is settled in shares. As part of the Share Incentive Plan, the Deferred Share Plan provides for the grants of performance-vested share units that vest based on the passage of time. The value and number of such units granted is determined based on a multi-factor assessment of performance with the intention of aligning total compensation with shareholder experience.

No Options granted in the 2019 EIP grant

Although share options are part of the Corporation’s Share Incentive Plan effective in 2019, the HRCC has decided to concentrate the 2019 EIP grant on performance-based compensation for the reasons explained above. Consequently, no options were granted as part of the 2019 EIP grant.

For 2019, the attributed value of EIP grants was below target grant values and consequently in line with the Corporation’s performance in 2019, which was a challenging year for the Corporation. The Corporation’s performance fell short of expectations on key elements while, at the same time, in 2019 the Corporation accomplished important achievements at its three operating mines and in Exploration. With a 1- and 3-year negative TSR at the end of 2019, the HRCC opted for a conservative approach in allocating the 2019 EIP grants and decided to grant a smaller amount of performance units than in previous years and excluded share options from the 2019 grants. The number of units was determined using $3.93 which is the weighted average closing share price of the Corporation on the 20 consecutive trading days prior to the Board of Directors meeting of February 19, 2020. The market value of the grant is calculated using $3.30 which was the Corporation’s closing share price on the TSX on the grant date of March 27, 2020.

Named Executive Officers	2019 EIP Grant Value $	2019 Share Based Awards (performance-vesting)		2019 Share Based Awards (cliff-vesting)
		$	#	$	#
Stephen J.J. Letwin CEO	$1,815,000	$907,500	275,000	$907,500	275,000
P. Gordon Stothart President & COO	$752,400	$376,200	114,000	$376,200	114,000
Carol Banducci EVP & CFO	$580,800	$290,400	88,000	$290,400	88,000
Jeffery Snow SVP, Legal	$468,600	$234,300	71,000	$234,300	71,000
Craig MacDougall SVP, Exploration	$475,200	$237,600	72,000	$237,600	72,000

Historical burn rates are showed in a table on page 52.

Gain Realized:

No NEO exercised options during 2019.

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SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The table below provides information as of December 31, 2019 regarding compensation plans under which equity securities of the Corporation are authorized for issuance. Each of the equity compensation plans listed in the table below are described on pages 35 to 37.

Equity Compensation Plans Approved by Security holders(1)	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights (CA$)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities in first column)	Weighted Average Remaining Term
Share Option Plan	7,486,326	$5.11	3,887,700	3.39
Deferred Share Plan	5,277,790	$0	3,892,982	n/a
Share Purchase Plan	–	$0	86,307	n/a

(1)   All of the Corporation’s equity compensation plans have been approved by the Corporation’s shareholders

CEO’S COMPENSATION FOR 2019

Stephen J.J. Letwin was appointed President & CEO of IAMGOLD Corporation on November 1, 2010. Guided by a vision that is aligned with the interests of shareholders, Mr. Letwin in 2019 led in a year of significant challenges including realigning Westwood to suit its operating levels, working with our local stakeholders at Rosebel to address unauthorized mining and ensuring the safety of our team at Essakane. Nevertheless, IAMGOLD maintained its strong balance sheet and pipeline of growth projects in 2019 and achieved a record year on its health & safety metrics.

2019 Key Accomplishments under the CEO’s Leadership:

●	Achieved annual (attributable) gold production of 762,000 ounces at all-in sustaining costs of USD $1,124 per ounce sold.

●	Maintained a strong balance sheet with USD $864.8 million in cash, cash equivalents and short-term investments at December 31, 2019. Net cash from operating activities including discontinued operations was USD $363 million, up USD $171.9 million from the prior year.

●	The 2019 exploration program delivered exceptional results once again this year (highlights on page 19).

●	Total attributable inferred resources increased by 38% primarily as a result of the declaration of an initial mineral resource estimate for the Nelligan gold project in Canada.

●	IAMGOLD was awarded the Discovery of the Year at the Mining Exploration Association of Québec’s Xplor 2019 Awards Gala for the Nelligan Gold project.

●	Moody’s Investor Services released its second assessment of corporate governance for the metals and mining sector in 2019, wherein IAMGOLD achieved the highest score (GA-1).

●	Achieved a DART rate of 0.51, representing the frequency of all types of serious injuries across all sites and functional areas for 2019, below the Corporation’s target of 0.63. Zero Harm remains the Corporation’s number one priority, and the Corporation is implementing several initiatives, including a behaviour-based safety program, to ensure a safer work environment.

●	One of the 2019 Top 50 Sustainable Companies in Canada by Corporate Knights.

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2020 Management Proxy Circular

2019 Total Direct Compensation

Base Salary	2019 CIP Award	2019 EIP Grant	2019 Total Direct Compensation
$925,000	$1,072,422	$1,815,000	$3,812,422

In 2019, Mr. Letwin’s base salary represented 24% of his total direct compensation, therefore, 76% of his total direct compensation was “at risk” compensation.

The HRCC periodically monitors the CEO’s compensation in relation to the value created for the shareholders, the Corporation’s performance over the most recently completed financial year and for the 3-5 previous years, as well as the CEO’s compensation in relation to the compensation of the other CEOs amongst our peer group. The CEO’s 2019 total direct compensation is 11% lower than in 2018 and has steadily decreased for the past 3 years. The decisions made by the HRCC in regards to the (retired) CEO’s compensation continue to be aligned with the Corporation’s performance and take into account both the positive milestones achieved and the missed performance targets.

Pay-for-Performance Alignment

This chart illustrates the pay-for-performance relationship between CEO’s compensation and TSR, for all companies in IAMGOLD’s Peer Group (grey diamonds in the chart), over a 3-year period (2017 – 2019). IAMGOLD’s 3-year annualized TSR shows up at the 36th percentile amongst its peers, while the CEO’s total compensation over that same time period is positioned at the 55th percentile. As the Corporation’s 3-year TSR percentile rank declined vs prior year, so did the Corporation CEO’s total compensation percentile rank, illustrating that the HRCC and the Board align their compensation decisions with multi-year company performance.

Total Change in the CEO’s EIP Compensation Value since Grant Date

The chart below illustrates that the CEO’S EIP value since grant dates varied in a similar pattern as the Corporation’s share price over the same period. This means that the CEO’s equity incentive value is aligned with the shareholders’ experience over rolling periods of time, up to December 31, 2019. Change in “EIP compensation” is calculated as the total value at December 31, 2019 of all paid, exercised and outstanding equity (RSU and option) awards granted in each year, as a percentage of the value of these awards on their respective dates of grant.

The start of each period is based on the actual EIP grant for each respective year. The CEO’s EIP compensation value is the sum of: (a) vested equity on the date of settlement, (b) current value of unvested equity awards, and (c) “in-the- money” value of outstanding options.

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Variation of EIP Value and Share Price Since Grant Date

CEO’s Five-Year Look Back Compensation

The graph below compares the CEO’s total direct compensation (salary + CIP + EIP) granted and reported in the Summary Compensation Table, relative to compensation actually earned and realized for the same five-year period. Realized compensation is the total of base salary, CIP awards received and vested RSUs only, as the CEO did not exercise any options in this period.

Grant Date vs. Realized Total Direct Compensation

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Share Ownership

Mr. Letwin surpassed his share ownership requirements and did not sell a share during his tenure with the Corporation. On December 31, 2019, his accumulated equity was as indicated below:

Outstanding Share Units(1)		Common Shares		Total Value $	Share Ownership Requirement $
#	$	#	$
790,200	3,832,470	821,775	3,985,609	7,818,079 (8.5x salary)	2,775,000 (3x salary)

(1) At the closing price of $4.85 on December 31, 2019. Includes only Common Shares and eligible share units.

SUMMARY COMPENSATION TABLE

The following table sets out total compensation for the NEOs in the most recently completed financial year as well as the two previous financial years.

Named Executive Officers(1)	Year	Salary ($)	Share-based Awards(2) ($)	Option-based Awards(3) ($)	Annual Incentive Plans(4) ($)	Long-term Incentive Plans ($)	Pension Value(5) ($)	All Other Comp.(6) ($)	Total Comp. ($)
Stephen J.J. Letwin CEO	2019 2018 2017	925,000 925,000 900,000	1,815,000 1,182,500 1,474,900	0 1,138,500 814,850	1,072,422 1,025,000 1,800,000	– – –	27,230 26,500 26,230	321,652 295,522 298,621	4,161,304 4,593,022 5,314,601
P. Gordon Stothart President & COO	2019 2018 2017	550,000 550,000 550,000	752,400 425,700 602,308	0 430,100 601,852	430,100 400,000 790,000	– – –	26,500 26,230 26,230	57,460 48,518 45,285	1,816,460 1,880,546 2,615,675
Carol Banducci EVP & CFO	2019 2018 2017	475,000 475,000 463,000	580,800 331,100 445,900	0 316,250 445,704	322,406 320,000 640,000	– – –	23,041 22,618 22,633	50,389 48,725 45,588	1,451,636 1,513,693 2,062,825
Jeffery Snow SVP, Legal	2019 2018 2017	450,000 430,000 420,000	468,600 236,500 334,768	0 253,000 334,278	279,338 250,000 532,000	– – –	23,439 22,702 22,195	46,379 37,798 38,851	1,267,756 1,230,000 1,682,091
Craig MacDougall SVP, Exploration	2019 2018 2017	450,000 450,000 378,000	475,200 283,800 323,106	0 303,600 323,287	275,681 290,000 500,000	– – –	15,560 15,143 14,989	35,939 37,328 24,821	1,252,380 1,379,871 1,564,203

(1)	All NEOs receive their compensation in Canadian dollars.

(2)	Represents the total market value of PSUs and RSUs on grant date. The HRCC grant decisions were based on granting a dollar value and then corresponding number of units. In 2019, the number of units was determined using $3.93 which is the 20-day weighted average prior to February 19, 2020. For both PSUs and RSUs, the value of the units granted is determined by multiplying the number of units by the fair value which is the closing price of an IAMGOLD share on the TSX on the date of the grant. For 2019, the grant date was March 27, 2020 and the fair value was $3.30. Prior to 2019, share-based awards granted were RSUs only. For 2018, the grant date was February 25, 2019 and the fair value was $4.73. For 2017, the grant date was February 26, 2018 and the fair value was $6.86.

(3)	Represents the option value granted to the executives. The Black-Scholes model is used to calculate the value of the options. No options were granted for 2019. The 2018 grant value was calculated using the Black-Scholes model and the following assumptions: volatility – 62.40%, dividend yield – 0%, interest rate – 1.81%, expected life – 5 years and exercise price $4.74 based on IAMGOLD’s closing price on the TSX the trade day preceding the date of grant (February 22, 2019) and a fair value of $2.53. The 2017 grant value was calculated using the Black-Scholes model and the following assumptions: volatility: 64.73%, dividend yield: 0%, interest rate: 2.03%, expected life: five years, and exercise price of $6.86 based on IAMGOLD’s closing price on the TSX on the date of grant (February 26, 2018) and a fair value of $3.79.

(4)	Represents the CIP bonuses paid to the NEOs for 2019. Bonuses were calculated and awarded as per described in the CIP section above. The CIP bonuses were paid to the NEOs on February 27, 2020.

(5)	Represents the employer contributions to the defined contribution pension plan.
(6)	Includes employer contributions to the Share Purchase Plan, additional disability insurance premium available exclusively to the NEOs and perquisites. For Mr. Letwin, employer’s contributions to the Share Purchase Plan were $36,022 and his housing allowance including a tax gross-up was $202,444.

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Cost of Compensation

The table below shows the link between the Corporation’s performance and the NEO’s compensation by comparing the Total Cost of the NEOs’ compensation with Operating Cash Flow and Total Equity, over the last three years.

Year	Total Cost of NEOs’ Compensation(1)	As a % of Operating Cash Flow	As a % of Total Equity
2019	$9,949,536	2.1%	0.3%
2018	$10,597,134	4.3%	0.3%
2017	$13,239,395	3.5%	0.4%

  (1) “Total Cost of NEO’s Compensation” represents the total compensation as disclosed in the Summary Compensation Table.

INCENTIVE PLAN AWARDS

Outstanding Share-based Awards and Option-based Awards

The following table sets out for the NEOs all option-based and share-based awards outstanding as at December 31, 2019. The value of these awards is calculated using the closing market share price on the TSX of $4.85 as of December 31, 2019, the last trading day of 2019.

Named Executive Officers	Option-based Awards				Share-based Awards
	Number of Securities Underlying Unexercised Options	Option Exercise Price	Option Expiration Date	Value of Unexercised in-the-money Options	Number of Shares or Units of Shares that have not Vested	Market or Payout Value of Shares or Units of Shares that have not Vested	Market or Payout Value of Vested Shares or Units of Shares not yet Paid or Distributed
Stephen J.J. Letwin	350,000 500,000 350,000 450,000 590,000 215,000 450,000	$7.68 $4.38 $2.99 $3.26 $5.24 $6.86 $4.74	26-Feb-2020 25-Feb-2021 24-Feb-2022 23-Feb-2023 28-Feb-2024 26-Feb-2025 25-Feb-2026	$0 $235,000 $651,000 $715,500 $0 $0 $49,500	790,200	$3,832,470	$0
Total	2,905,000			$1,651,000	790,200	$3,382,470
P. Gordon Stothart	105,000 110,000 110,000 160,000 232,600 158,800 170,000	$7.68 $4.38 $2.99 $3.26 $5.24 $6.86 $4.74	26-Feb-2020 25-Feb-2021 24-Feb-2022 23-Feb-2023 28-Feb-2024 26-Feb-2025 25-Feb-2026	$0 $51,700 $204,600 $254,400 $0 $0 $18,700	306,000	$1,484,100	$0
Total	1,046,400			$529,400	306,000	$1,484,100
Carol Banducci	105,000 110,000 110,000 100,000 164,200 117,600 125,000	$7.68 $4.38 $2.99 $3.26 $5.24 $6.86 $4.74	26-Feb-2020 25-Feb-2021 24-Feb-2022 23-Feb-2023 28-Feb-2024 26-Feb-2025 25-Feb-2026	$0 $51,700 $204,600 $159,000 $0 $0 $13,750	225,500	$1,093,675	$0
Total	831,800			$429,050	225,500	$1,093,675

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Jeffery Snow	70,000 55,000 55,000 75,000 115,400 88,200 100,000	$7.68 $4.38 $2.99 $3.26 $5.24 $6.86 $4.74	26-Feb-2020 25-Feb-2021 24-Feb-2022 23-Feb-2023 28-Feb-2024 26-Feb-2025 26-Feb-2026	$0 $25,850 $102,300 $119,250 $0 $0 $11,000	162,400	$787,640	$0
Total	558,600			$258,400	162,400	$784,640
Craig MacDougall	85,000 70,000 42,000 56,000 104,000 85,300 120,000	$7.68 $4.38 $2.99 $3.26 $5.24 $6.86 $4.74	26-Feb-2020 25-Feb-2021 24-Feb-2022 23-Feb-2023 28-Feb-2024 26-Feb-2025 25-Feb-2026	$0 $32,900 $78,120 $89,040 $0 $0 $13,200	164,400	$797,340	$0
Total	562,300			$213,260	164,400	$797,340

The table below shows the aggregate value of options and share-based units that vested during 2019. For the options, the value was computed by calculating the difference between the market price at vesting and the exercise price at time of grant. For the share-based units, value was determined by multiplying the number of units that vested by the market value of the underlying shares at the vesting date.

Value of Vested or Earned Awards during the Year

Named Executive Officers	Option-Based awards – Value vested during the year(1)	Share-Based awards – Value vested during the year(2)	Non-equity incentive plan compensation – Value earned during the year(3)
Stephen J.J. Letwin CEO	$290,700	$574,500	$1,072,422
P. Gordon Stothart President & COO	$93,560	$402,150	$430,100
Carol Banducci EVP & CFO	$75,800	$248,950	$322,406
Jeffery Snow SVP, Legal	$45,300	$191,500	$279,338
Craig MacDougall SVP, Exploration	$50,120	$172,350	$275,681

(1)	Represents the aggregate value that would have been realized if the in-the-money options had been exercised on the 2019 vesting dates, based on the difference between the closing price of the Common Shares on the TSX on the vesting date (or the preceding trading day if the vesting date is a non-trading day) and the exercise price. For the February 23, 2019 and the February 24, 2019 vestings, the February 22, 2019 closing market price of the Common Share on the TSX of $4.74 was used and the exercise prices were respectively $3.26 and $2.99. For the February 25, 2019 vesting, the February 25, 2019 closing market price of $4.73 was used and the exercise price was $4.38. The February 26, 2019 and the March 1, 2019 vesting were not in-the-money.

(2)	Calculated using $3.83 which was the closing market price of a Common Share on the TSX on January 23, 2019 the date at which share-based units have vested during 2019.

(3)	Non-equity incentive plan compensation includes the amount of the CIP awards earned by NEOs for the noted year and paid in the following year.

Performance Graphs

The following graph compares the cumulative total return for $100 invested in Common Shares of the Corporation on the TSX on December 31, 2014 with the cumulative total return of the S&P/TSX Composite Index and the S&P/ TSX Global Gold Index for the five most recently completed financial years. From 2016 to 2018, the Corporation’s share price outperformed both indices. In 2019, both indices had a value increase while the Corporation’s share price had a slight decrease.

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IAMGOLD Cumulative Value of $100 Investment versus Relevant Market Indices
From December 31, 2014 to December 31, 2019

	2014-12-31	2015-12-31	2016-12-31	2017-12-31	2018-12-31	2019-12-31
IAMGOLD (IMG/T)	$100	$63	$165	$233	$160	$154
S&P/TSX Composite	$100	$89	$104	$111	$98	$117
S&P/TSX Global Gold Index	$100	$90	$136	$137	$133	$188

IAMGOLD (IMG/T) - % Change	0%	-37%	163%	41%	-32%	-3%
S&P/TSX Composite - % Change	0%	-11%	18%	6%	-12%	19%
S&P/TSX Global Gold Index - % Change	0%	-10%	51%	1%	-3%	41%

The graph below illustrates the total cumulative return on a $100 investment in the Corporation’s share over the period of December 31, 2014 to December 31, 2019 compared with the cumulative total return of the S&P/TSX Global Gold Index (the “Index”) during the same period, along with total compensation awarded to the CEO as well as the total compensation awarded to all the NEOs together, over the same period and as disclosed in the “Summary Compensation Table”. We observe that the Corporation’s share price has grown considerably and outperformed the Index up to 2018. We also observe that the CEO’s and the NEOs’ total compensation has followed a similar trend as the Corporation’s share price over this 5-year period, with a decline in 2019 that is greater for the compensation than for the $100 share investment in the Corporation.

Change in CEO’s and NEO’s Total Compensation versus IAMGOLD Cumulative Value of $100 Investment
From December 31, 2014 to December 31, 2019

	2014-12-31	2015-12-31	2016-12-31	2017-12-31	2018-12-31	2019-12-31
IAMGOLD (IMG/T)	$100	$63	$165	$233	$160	$154
S&P/TSX GLOBAL GOLD	$100	$90	$136	$137	$133	$188
NEO Compensation (SCT)	$100	$112	$206	$219	$176	$165
CEO Compensation (SCT)	$100	$104	$211	$243	$210	$191

IAMGOLD (IMG/T) - % Change	0%	-37%	163%	41%	-32%	-3%
S&P/TSX GLOBAL GOLD - % Change	0%	-10%	51%	1%	-3%	41%
NEO Compensation (SCT) - % Change	0%	12%	84%	7%	-20%	-6%
CEO Compensation (SCT) - % Change	0%	4%	102%	16%	-14%	-9%

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PENSION PLAN BENEFITS

Defined Contribution Plan

The Corporation has a defined contribution pension plan that is generally available to all Canadian salaried employees (the “Plan”). Executives participate on an equal basis with salaried employees with respect to the terms, conditions, rights and benefits under the Plan. Notwithstanding any contribution made to the Plan by an executive, each executive receives a contribution from the Corporation to the Plan of at least 5% of base salary. If a contribution is made to the Plan by an executive, for any contribution made that is less than 6% of base salary, the Corporation will contribute the minimum 5% of base salary plus half of the executive contribution. If an executive contributes 6% or more of base salary, the Corporation will contribute 8% of base salary. Contributions do not exceed the income tax limit on deductible contributions and are deposited into Plan investments designated by each individual executive.

Named Executive Officers	Accumulated value at start of year	Compensatory	Accumulated value at year end
Stephen J.J. Letwin CEO	$241,879	$27,230	$297,281
P. Gordon Stothart President & COO	$328,202	$26,500	$398,331
Carol Banducci EVP & CFO	$391,777	$23,041	$496,803
Jeffery Snow SVP, Legal	$306,238	$23,439	$392,561
Craig MacDougall SVP, Exploration	$208,850	$15,560	$260,441

TERMINATION AND CHANGE OF CONTROL BENEFITS

The Corporation has entered into executive employment agreements with the NEOs (the “Employment Agreements”). The Employment Agreements describe the terms and conditions under which the NEOs have been retained, their remuneration as well as the circumstances under which their employment may be terminated or deemed to terminate and the compensation, if any, payable further to a termination.

Termination Without Cause:

Upon a termination of their employment with the Corporation on a without cause basis, the following are the severance entitlements of each of the NEOs under the Employment Agreements. A constructive termination or dismissal is treated as a termination without cause.

Stephen J.J. Letwin: Either 24 months of working notice or, in lieu of all or part of such working notice, continuation of payment of base salary for 24 months and two times the average CIP compensation paid for the preceding two financial years. Such payments cease and CIP compensation is pro-rated upon obtaining new employment. Benefits continue for 24 months, subject to the terms of the benefit plans. Only vested options remain exercisable for 60 days and any non-exercisable options as of the date of termination expire immediately.

P. Gordon Stothart: (effective March 1, 2020): Either 24 months of working notice or, in lieu of all or part of such working notice, continuation of payment of base salary for 24 months and two times the average CIP compensation earned in the preceding two financial years. Such payments cease after the first 12 months of termination or upon the obtainment of new employment. Benefits continue for 24 months, subject to the terms of the benefit plans. Options or share-based units that would have vested within six months of termination shall vest immediately and, together with any options that were already vested, remain exercisable for 60 days while all other outstanding options or share-based units shall expire immediately.

Carol Banducci: Continuation of payment of base salary for 24 months and the average CIP compensation paid for the preceding two financial years, which payments may be received, at the executive’s election, as a lump sum. Benefits either continue for 24 months, subject to the terms of the benefit plans and obtaining replacement benefits through new employment or, in lieu of benefits, at the executive’s election, a lump sum payment of not less than 20% of base salary for 24 months. All options and RSUs will vest immediately and options remain exercisable for 60 days.

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Jeffery Snow: Continuation of payment of base salary for 24 months plus the CIP compensation paid for the preceding two financial years, or, at the executive’s election, received as a lump sum. Benefits either continue for 24 months, subject to the terms of the benefit plans and obtaining replacement benefits through new employment. All options granted will vest immediately remain exercisable for 60 days.

Craig MacDougall: Either 24 months of working notice or, in lieu of all or part of such working notice, continuation of payment of base salary for 24 months and the average CIP compensation paid for the preceding two financial years. Benefits continue for 24 months, subject to the terms of the benefit plans. Only options vested remain exercisable for 60 days and any non-exercisable options as of the date of termination expire immediately

Termination Without Cause following a Change of Control:

Upon a termination without cause within 12 months following a change of control of the Corporation, the following are the severance entitlements of each of the NEOs under the Employment Agreements. A “change of control” occurs where 40% or more of the votes attached to the securities of the Corporation are acquired and such votes are exercised so as to elect a majority of directors of the Corporation who were not directors immediately prior to the acquisition of such securities. For greater clarity, the below severance is not payable upon a mere change of control and is only be payable if, within 12 months of the change of control, an NEO’s employment was terminated without cause or the NEO was constructively dismissed.

Stephen J.J. Letwin: A lump sum equal to the payments he is entitled to in the case of a termination without cause (24 months’ base salary plus two times average CIP paid in the last two years). Benefits continue for 24 months, subject to the terms of the benefit plans. Upon a change of control, all unexercised rights that are not exercisable shall become immediately exercisable and remain exercisable for 60 days.

P. Gordon Stothart (effective March 1, 2020): A lump sum equal to the payments he is entitled to in the case of a termination without cause (24 months’ base salary plus two times average CIP earned in the last two years). Benefits continue for 24 months, subject to the terms of the benefit plans. Upon a change of control, all unexercised or unvested rights that are not then exercisable or vested shall immediately vest and be exercisable for 60 days.

Carol Banducci: A lump sum equal to the payments she is entitled to in the case of a termination without cause (24 months’ salary and the average CIP paid for the preceding two financial years). Benefits either continue for 24 months, subject to the terms of the benefit plans and obtaining replacement benefits through new employment or, in lieu of benefits, at the executive’s election, a lump sum payment of not less than 20% of base salary for 24 months. Upon a change of control, all unexercised rights shall vest and remain exercisable for 60 days.

Jeffery Snow: A lump sum equal to the payments he is entitled to in the case of a termination without cause (24 months’ base salary plus CIP paid for the preceding two financial years). Benefits continue for 24 months, subject to the terms of the benefit plans and obtaining replacement benefits through new employment. Upon a change of control, all unexercised rights held shall vest and remain exercisable for 60 days.

Craig MacDougall: Continuation of payments he is entitled to in the case of a termination without cause (24 months’ base salary plus average CIP paid in the last two years). Benefits continue for 24 months, subject to the terms of the benefit plans. Upon a change of control, all unexercised rights shall vest and remain exercisable for 60 days.

Retirement:

Stephen J.J. Letwin: In 2018, the Corporation and Mr. Letwin agreed to amend the terms of Mr. Letwin’s Employment Agreement in case of retirement. Upon his retirement date, the Corporation will pay in 24 equal monthly installments a cash allowance made of: pro-rated CIP award for the portion of the financial year worked up to the retirement date, one year base salary and 50% of the sum of two times the average paid CIP award in the previous two financial years. All unvested equity that has not expired or vested continues to vest, be issuable and expire in accordance with the terms of original grant, all Share Purchase Plan contributions held in trust shall be paid to Mr. Letwin and benefits continue for 24 months subject to the terms of the benefit plans. Should a change of control occur between the giving of the retirement notice and the retirement date and Mr. Letwin is terminated, the retirement terms apply to unvested equity and the change of control terms apply to the cash allowance. In addition, in this situation, Mr. Letwin has the right to elect by written notice that any equity be treated pursuant to either the change of control or the retirement provisions.

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Mr. Letwin gave notice of retirement to the Corporation and retired effective March 1, 2020. The terms of his contract in case of retirement were applied as described above. Payments relative to his retirement will be initiated in 2020.

P. Gordon Stothart (effective March 1, 2020): Incremental payments represent the value of prorated CIP award corresponding to the time during which the executive worked in the year he retires and continuation of some benefit coverage for 12 months.

Carol Banducci: As per her employment contract, retirement terms provide for a pro-rated CIP award for the portion of the financial year worked up to retirement date. All unvested RSUs will vest as of the date of retirement.

Jeffrey Snow: In Q1 2019, the Corporation and Mr. Snow agreed to amend the terms of Mr. Snow’s employment contract in case of retirement. In consideration for remaining in his current position until his retirement date, the Corporation will pay to the executive upon retirement in 24 equal monthly installments a cash allowance made of: pro-rated CIP award for the portion of the financial year worked up to retirement date, one year base salary and 50% of the sum of 2 times the average paid CIP award in the previous two financial years. All unvested equity that has not expired or vested continues to vest, be issuable and expire in accordance with the terms of original grant, all Share Purchase Plan contributions held in trust shall be paid to Mr. Snow and benefits continue for 24 months subject to the terms of the benefits plans. Should a change of control occur prior to the retirement date and Mr. Snow is terminated, the retirement terms apply to unvested equity and the change of control terms apply to the cash allowance (change of control payment). In addition, in this situation, Mr. Snow has the right to elect by written notice that any equity be treated pursuant to either the change of control or the retirement provisions.

Craig MacDougall: No express contractual provisions regarding retirement payments are contained in Mr. MacDougall’s Employment Agreement.

The NEOs remain obligated after their termination to keep proprietary and confidential information of the Corporation acquired during their employment with the Corporation confidential and not to use such proprietary or confidential information to the detriment of the Corporation. As well, during their employment with the Corporation and for 12 months thereafter, the NEOs may not engage in any business activity in competition with the business of the Corporation, and they may not solicit or attempt to retain or hire any employee of the Corporation. Given the serious and immediate harm that would be caused to the Corporation if an NEO were to breach any obligation with respect to confidential information or non-competition, the Corporation is entitled to seek injunctive relief, specific performance and other equitable relief, in addition to any other remedy it may have at law.

The following table sets out only the estimated incremental payments to the NEOs, individually and in the aggregate, in the event of termination without cause, constructive termination, termination following a change of control and retirement, as if such event occurred on December 31, 2019 (and in the case of a change of control, assuming change of control compensation was payable) and based on the employment contracts that were effective at that date.

Terminations of employment due to resignation, termination for cause, permanent disability or death do not trigger incremental payments. Values represent a lump sum in terms of severance payments and the estimated cost of benefits and assume all equity entitlements then outstanding were exercised using the closing market price of the Corporation’s securities on the last trading day of the year. Members of the HRCC are aware of and understand the long-term implications of the Employment Agreements and the limitations they impose on changing compensation.

Event	Stephen J.J. Letwin	P. Gordon Stothart(1)	Carol Banducci	Jeffery Snow	Craig MacDougall
Termination without Cause
Severance	$4,675,000	$1,100,000	$1,910,000	$1,682,000	$1,690,000
Equity	$0	$161,380	$1,211,945	$79,160	$0
Benefits	$141,564	$76,274	$190,000	$54,716	$62,994
Total	$4,816,564	$1,337,654	$3,311,945	$1,815,876	$1,752,994
Change in Control
Severance	$4,675,000	$1,100,000	$1,910,000	$1,682,000	$1,690,000
Equity	$4,298,370	$1,645,480	$1,211,945	$866,800	$881,100
Benefits	$141,564	$76,274	$190,000	$54,716	$62,994
Total	$9,114,934	$2,821,754	$3,311,945	$2,603,516	$2,634,094

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Retirement

Severance	$3,493,750	–	$356,250	$1,133,500	–
Equity	$4,298,370	–	$1,093,675	$866,800	–
Benefits	$141,564	–	–	$54,716	–
Total	$7,933,684		$1,449,925	$2,055,016

(1)	Mr. Stothart’s employment agreement was amended in connection with his promotion to President & CEO, effective March 1, 2020. Based on this new agreement, he would have received an incremental total payout of $2,649,100 had his termination occurred on March 1, 2020, $3,346,216 had he been terminated on March 1, 2020 and within 12 months of a change of control, and $195,500 had he retired on March 1, 2020.

DIRECTOR COMPENSATION

IAMGOLD directors’ compensation program has the objectives of attracting and retaining high-caliber talented individuals to serve on its Board and aligning the directors’ compensation with both shareholders’ interests and the risk profile of the Corporation. The Nominating and Corporate Governance Committee (the “NCGC”), as part of its mandate, and the Board, consider director remuneration, in both structure and amount, relative to that of the Corporation’s peers (consistent with those used to benchmark executive compensation) and the nature and extent of the responsibilities, risks and time commitment associated with a directorship of a large, publicly-traded, inter-listed corporation.

Directors’ compensation includes an annual cash retainer and an annual grant of equity (“Equity Retainer”). Directors do not receive options. Directors can elect at time of grant to receive their annual Equity Retainer in the form of Deferred Share Units (“DSUs”) or of cliff-vesting performance-vested share units. Both DSUs and cliff-vesting units are granted annually on January 1 and vest on December 31 of the same year. DSUs are released to a director only at the date when he/she leaves the Board. In 2019, all directors have elected to receive their annual grant of equity in the form of DSUs.

2019 Directors’ Compensation Summary:

	Cash	Equity
Annual Retainer – Chairman	$225,000	$100,000
Annual Retainer – Other Board Members	$110,000	$70,000
Additional Retainer – Chairperson of Audit and Finance Committee (“AFC”), HRCC and Safety, Environment & Reserve Committee (“SERC”)	$25,000	n/a
Additional Retainer – Chairperson of the NCGC	$15,000	n/a
Fee when travel to attend a Board or Board Committee meeting exceeds four hours	$1,750	n/a

Mr. Charter, Chairman of the Board, receives a total annual retainer of $325,000. Of such amount, with a view to fostering alignment between the interests of the Chairman and those of the Corporation’s shareholders, $100,000 is received in the form of the Equity Retainer, granted January 1 each year and vested December 31 of the same year, at a price equal to the weighted average closing price of a Common Share for the 30 trading days preceding the date of grant. The rest of the retainer is received in cash.

Up to 2018, the split for the Chairman’s compensation was $125,000 in equity and $200,000 in cash. In order to balance retroactively the Chairman’s compensation with the previous years, exceptionally in 2019, instead of receiving a full $100,000 in equity, he received a $50,000 grant and the remaining $50,000 was added to his cash compensation as illustrated in the total compensation table below.

Mr. Charter’s direct and indirect holdings of Common Shares of the Corporation were valued at $1,331,582 as of December 31, 2019.

Other than Messrs. Charter and Letwin (who, as CEO, received no additional compensation while acting in the capacity of a director and whose compensation is fully reflected in the Statement of Executive Compensation together with the other NEOs), each director receives an annual cash retainer of $110,000 and an annual equity grant of $70,000, in the form of the Equity Retainer, subject to the same granting, vesting and pricing conditions as the Equity Retainer the Chairman of the Board is entitled to each year (as described above).

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In recognition of the additional responsibilities, complexities and time commitment for chairing a Board Committee, the Chairpersons of each of the AFC, HRCC and SERC receives an additional annual cash retainer of $25,000 and the Chairperson of the NCGC receives an additional annual cash retainer of $15,000. Any director travelling in excess of four hours to attend either a Board or Board Committee meeting receives a fee of $1,750 per meeting. No attendance fee for a Board or Board Committee meeting is paid to directors. Directors may receive additional compensation in consideration for participation on other committees that may be established from time to time by the Board to oversee specific matters.

The following table sets out all compensation payable to the Board for 2019.

Name	Fees Earned	Share-based awards(1)	Option-based awards	Non-equity incentive compensation	Pension value	All other compensation	Total Compensation
Donald K. Charter	$278,750	$55,055	–	–	–	$2,192(2)	$335,997
John E. Caldwell	$150,417	$77,079	–	–	–	–	$227,496
Mahendra Naik	$110,000	$77,079	–	–	–	–	$187,079
Timothy R. Snider	$150,417	$77,079	–	–	–	–	$227,496
Richard J. Hall	$143,750	$77,079	–	–	–	–	$220,829
Sybil E. Veenman	$125,000	$77,079	–	–	–	–	$202,079
Ronald P. Gagel	$116,667	$77,079	–	–	–	–	$193,746

(1)	The number of units awarded is determined based on $4.55 the weighted average closing price for the 30 trading days preceding the date of grant of January 1, 2019. The grant value of the share-based awards was calculated by multiplying these numbers of units by the closing share price on the TSX of $5.01 as of December 31, 2018.

(2)	The amount of $2,192 represents benefits insurance premium paid by the Corporation in 2019 for Mr. Charter.

Similar to the earlier disclosure provided with respect to the NEOs, the following table sets forth the value vested during 2019 in respect of share-based awards made to directors. The directors do not participate in the CIP (the NEOs’ annual cash incentive plan).

Incentive Plan Awards – Value Vested or Earned During the Year

Name	Option-Based awards – Value vested during the year	Share-Based awards – Value vested during the year(1)	Non-equity incentive plan compensation – Value earned during the year
Donald K. Charter	–	$53,297	–
John E. Caldwell	–	$74,617	–
Mahendra Naik	–	$74,617	–
Timothy R. Snider	–	$74,617	–
Richard J. Hall	–	$74,617	–
Sybil E. Veenman	–	$74,617	–
Ronald P. Gagel	–	$74,617	–

(1)	The value of the share-based awards vested for all directors is calculated using $4.85 which is the Corporation’s closing share price on the TSX on December 31, 2019, the last trading day of 2019. These share-based awards are all DSUs and, therefore, no units have been released to any of the directors.

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The following table sets forth all share-based awards to directors, outstanding as at December 31, 2019.

Outstanding Share-based Awards

Name		Share-Based Awards
	Option-Based Awards	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested	Market or payout value of shares that have vested and not paid out or distributed(1)
Donald K. Charter	–	–	–	$53,297
John E. Caldwell	–	–	–	$74,617
Mahendra Naik	–	–	–	$74,617
Timothy R. Snider	–	–	–	$74,617
Richard J. Hall	–	–	–	$74,617
Sybil E. Veenman	–	–	–	$74,617
Ronald P. Gagel	–	–	–	$74,617

(1)	The value of share-based awards (DSUs) was calculated using the Corporation’s closing share price on the TSX of $4.85 as of December 31, 2019, the last trading day of 2019.

DIRECTOR SHARE OWNERSHIP

With a view to further aligning director and shareholders’ interests, the NCGC recommended, and the Board approved, director share ownership requirements equal to $300,000 worth of Common Shares ($600,000 for the Chairman of the Board) to be achieved within the later of five years of October 1, 2011 and five years of becoming a director.

Given the volatility of the equity markets and that fluctuations in the market value of the Corporation’s share price are not within the control of directors, the Board has prescribed that, once a director has met the share ownership requirement, there is no requirement for the director to purchase additional shares should the value of the director’s holdings fall below the requirement. The higher of the purchase price or market value of shares acquired is used to determine if whether a director has initially achieved the share ownership requirement.

DIRECTORS’ SHARE OWNERSHIP AS AT DECEMBER 31, 2019(1):

Name	# of Common Shares and Vested Share Units	Total Ownership(2)	Share Ownership Guidelines	Owned vs Guidelines	Owned vs 2019 Retainer
Donald K. Charter	274,553	$1,331,582	$600,000	2.2x	4.0x
John E. Caldwell	96,249	$466,808	$300,000	1.6x	2.1x
Mahendra Naik	513,913	$2,492,478	$300,000	8.3x	13.3x
Timothy R. Snider	208,477	$1,011,113	$300,000	3.4x	4.4x
Richard J. Hall	132,922	$644,672	$300,000	2.1x	2.9x
Sybil E. Veenman	75,892	$368,076	$300,000	1.2x	1.8x
Ronald P. Gagel(3)	39,363	$190,911	$300,000	0.6x	1.0x

(1)	Value estimated at December 31, 2019 share price of $4.85, the last trading day of 2019.

(2)	Information as to the number of Common Shares owned and/or over which control or direction is exercised, whether directly or indirectly, by the nominees for election as directors of the Corporation is, in each case, based upon information provided by the respective nominee on the System for Electronic Disclosure by Insiders (“SEDI”).

(3)	Mr. Gagel has 5 years after his appointment as a director on August 8, 2018 to meet share ownership guidelines.

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SHARE INCENTIVE PLAN

The Share Incentive Plan consists of the Share Purchase Plan, the Share Bonus Plan, the Deferred Share Plan and the Share Option Plan. The Share Incentive Plan was established for the benefit of full-time and part-time employees, directors and officers of the Corporation and designated affiliates as well as persons or companies (or an employee of such person or company) engaged to provide ongoing management, consulting services or other services to the Corporation or any designated affiliate. Each of the foregoing is an eligible participant under each of the four plans with the exception that non-employee directors of the Corporation are not eligible to participate in the Share Purchase Plan (the relevant participants referred to below as “Participants”).

Set out below is a summary of certain provisions of the Share Incentive Plan, which summary is qualified in its entirety by the provisions of the Share Incentive Plan. A copy of the Share Incentive Plan is available to any shareholder, without charge, upon request to the Secretary of the Corporation. Capitalized terms used in this summary of the Share Incentive Plan have the meanings ascribed to them in the Share Incentive Plan. The information set out below, is presented as at December 31, 2019.

Share Incentive Plan Maximum

The following table sets out the maximum number of Common Shares reserved for issuance under each of the four plans comprising the Share Incentive Plan, the number of Common Shares issuable under outstanding awards, and the number of remaining Common Shares available to be issued pursuant to future awards under each plan, together with, in each case, the percentage of the issued and outstanding Common Shares as at December 31, 2019 that this figure represents.

	Common Shares Reserved for Issuance	Outstanding Common Shares Awarded	Remaining Common Shares Available for Grant
Share Purchase Plan, Share Bonus Plan, and Deferred Share Plan(1)	9,257,079 (2.0%)	5,277,790 (1.1%)	3,979,289 (0.8%)
Share Option Plan(1)	11,374,026 (2.4%)	7,486,326 (1.6%)	3,887,700 (0.8%)
	20,631,105 (4.4%)	12,764,116 (2.7%)	7,866,989 (1.6%)

(1)	In 2014, the Share Incentive Plan was amended to establish two separate pools which respectively establish a maximum number of Common Shares which are available for issue from treasury (i) among the Share Purchase Plan, the Share Bonus Plan and the Deferred Share Plan (awards under these plans are also known as “full value awards”), and (ii) under the Share Option Plan (awards under this Plans are also known as “option awards”). Accordingly, the information in the above table is divided between these two separate pools rather than by individual plan.

Annual Burn Rate

The annual burn rate of the Share Incentive Plan, calculated in accordance with the TSX Company Manual, for each of the three most recently completed financial years of the Corporation is set out in the table below. In accordance with the rules of the TSX, the annual burn rate is expressed as a percentage and is calculated by dividing the number of securities granted under the arrangement during the applicable financial year by the weighted average number of securities outstanding for the applicable financial year (calculated in accordance with the CPA Canada Handbook).

	2019 Burn Rate	2018 Burn Rate	2017 Burn Rate
Deferred Share Plan	0.43%	0.42%	0.49%
Share Option Plan	0.30%	0.21%	0.35%
Share Bonus Plan(1)	–	–	–
Share Purchase Plan(1)	–	–	–

(1)	There have been no issuances during the fiscal year for these plans.

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Insider Limitations

The Share Incentive Plan provides that in no event shall any security-based compensation arrangement (within the meaning of the rules of the TSX), together with all other previously established and proposed security-based compensation arrangements of the Corporation, result in:

(i)	the number of Common Shares issuable from treasury at any time pursuant to options granted to insiders exceeding 10% of the issued and outstanding Common Shares; or

(ii)	the issue from treasury to insiders, within any one-year period, of a number of Common Shares which exceed 10% of the issued and outstanding Common Shares.

In addition, the number of Common Shares reserved for issue to non-employee directors under the Share Incentive Plan shall not exceed (x) for all non-employee directors, in the aggregate, a maximum of 1% of the number of outstanding Common Shares, and (y) on an individual non-employee director basis, awards of Common Shares and/or options per non-employee director in any one calendar year having a maximum aggregate value of $100,000 at the time of the awards (other than awards under the Share Incentive Plan to a non-employee director in the year of his or her initial appointment to the Board).

Share Purchase Plan

Subject to the requirements of the Share Purchase Plan, the Board has the authority to select those Participants (which excludes non-employee directors) who may participate in the Share Purchase Plan. Under the Share Purchase Plan, the Corporation may choose to issue Common Shares from treasury or to deliver Common Shares purchased through the facilities of the TSX to satisfy the obligation of the Corporation to deliver Common Shares to Participants pursuant to the Share Purchase Plan. At such times or times as are determined by the Corporation, but in any event no later than December 31 in the applicable calendar year, the Corporation will credit each Participant with the applicable contribution of the Corporation.

In order to satisfy the obligations of the Corporation under the Share Purchase Plan, the Corporation may either (i) issue from treasury for the account of each participant Common Shares equal in value to the aggregate amount contributed to the Share Purchase Plan by such Participant and the Corporation and held in trust as of such date at the applicable price determined in accordance with the provisions of the Share Purchase Plan (being the weighted average price of the Common Shares on the TSX for the period in respect of which Common Shares are being issued from treasury under the Share Purchase Plan, being the period of time during which the aggregate contribution of the Participant being used to purchase such Common Shares has been accumulated and which, therefore, could result in issuances at less than the market price of the Common Shares as determined in accordance with the TSX Company Manual) or (ii) deliver to the account of each Participant in the Share Purchase Plan, Common Shares equal in number to the number of Common Shares purchased through the facilities of the TSX with the aggregate amount contributed to the Share Purchase Plan by the Participant and the Corporation as of such date. The Corporation will only issue whole Common Shares.

The minimum contribution of a Participant in the Share Purchase Plan is one per cent, and the maximum contribution is ten percent, of such Participant’s basic annual remuneration. The matching contribution of the Corporation is 75 per cent of the Participant’s contribution until the Participant’s contribution reaches five per cent of such Participant’s basic annual remuneration. As a result, the Corporation’s maximum contribution will be 3.75 per cent of a Participant’s basic annual remuneration.

Under the Share Purchase Plan, unless otherwise determined by the HRCC, if a Participant ceases to be employed by, or provide services to, the Corporation and all designated affiliates for any reason (including disability or death) or receives notice from the Corporation of the termination of his or her contract of service or employment, (i) the Participant shall automatically cease to be entitled to participate in the Share Purchase Plan, (ii) any portion of the contribution of the Participant then held in trust for the Participant shall be paid to the Participant or the estate of the Participant, (iii) any portion of the contribution of the Corporation then held in trust for the Participant shall be paid to the Participant or the estate of the Participant, except in the case of a resignation (not as a result of retirement) or termination for cause and, in such cases, any portion of the contribution of the Corporation then held in trust for the Participant shall be returned and paid to the Corporation, and (iv) any Common Shares then held in safekeeping for the Participant shall be delivered to the Participant or the estate of the Participant.

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Common Shares issued for or delivered to the account of a Participant in the Share Purchase Plan will be held in safekeeping and delivered, subject as otherwise provided in the Share Purchase Plan, to the Participant at such time or times as are determined by the Corporation upon the request of the Participant. If there is a take-over bid (within the meaning of the Securities Act (Ontario)) made for the Common Shares, then the HRCC may make any Common Shares held in safekeeping under the Share Purchase Plan for a Participant immediately deliverable in order to permit such Common Shares to be tendered to such bid. In addition, the HRCC may permit the contribution of the Corporation to be made and Common Shares to be delivered for the then aggregate contribution of the Participant and the Corporation prior to the expiry of any such take-over bid in order to permit such Common Shares to be tendered to such bid.

Share Bonus Plan

The Share Bonus Plan permits Common Shares to be issued as a discretionary bonus to eligible Participants by the HRCC in its sole and absolute discretion and for no consideration.

Deferred Share Plan

The Deferred Share Plan permits the HRCC to grant awards of Common Shares to Participants as a discretionary bonus. Under the Deferred Share Plan, Common Shares awarded to a Participant may either be (i) issued from treasury, or (ii) purchased through the facilities of the TSX, and delivered to such Participant. The provisions and restrictions (including any vesting provisions) attached to awards of Common Shares granted under the Deferred Share Plan will be determined by the HRCC at the time of grant of the award of Common Shares.

If there is a take-over bid (within the meaning of the Securities Act (Ontario)) made for outstanding Common Shares, the HRCC may accelerate any awards granted under the Deferred Share Plan and issue or deliver any Common Shares issuable or deliverable under the Deferred Share Plan in order to permit such Common Shares to be tendered to such bid.

Subject to any employment agreement or notice or agreement with respect to an award granted under the Deferred Share Plan or as otherwise determined by the HRCC, if a Participant ceases to be employed by or provide services to the Corporation and all designated affiliates or resigns as a director or officer of the Corporation and its designated affiliates for any reason other than retirement, disability or death, the Participant shall automatically cease to be entitled to participate in the Deferred Share Plan and any entitlement to receive Common Shares thereafter under the Deferred Share Plan shall terminate.

If a Participant dies, any Common Shares to which such Participant was entitled in respect of an award granted under the Deferred Share Plan as of the date of death will be delivered as soon as practicable thereafter and, subject to any employment agreement or notice or agreement with respect to an award granted under the Deferred Share Plan or otherwise determined by the HRCC, such Participant shall cease to be entitled to participate in the Deferred Share Plan and any entitlement to receive any Common Shares under the Deferred Share Plan will terminate with effect as of the date of death of such Participant.

Share Option Plan

The Share Option Plan provides for the grant of non-transferable options for the purchase of Common Shares to Participants. Subject to the terms of the Share Option Plan, the Board has the authority to select Participants to whom options will be granted, the number of Common Shares subject to options granted and the exercise price of Common Shares under option.

Subject to the provisions of the Share Option Plan, no option may be exercised unless the optionee at the time of exercise is:

1.	in the case of an eligible employee, an officer of the Corporation or a designated affiliate or in the employment of the Corporation or a designated affiliate and has been continuously an officer or so employed since the date of grant of the option, provided, however, that a pre-approved leave of absence will not be considered an interruption of employment for the purposes of the Share Option Plan;

2.	in the case of an eligible director who is not also an eligible employee, a director of the Corporation or designated affiliate and has been such a director continuously since the date of grant of the option; and

3.	in the case of any other Participant, engaged, directly or indirectly, in providing ongoing management or consulting services for the Corporation or Designated Affiliate and has been so engaged since the option’s date of grant.

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The exercise price for purchasing Common Shares is determined by the HRCC and cannot be less than the closing price of the Common Shares on the TSX on the last trading day immediately preceding the date of grant of the option. Each option, unless sooner terminated pursuant to the provisions of the Share Option Plan, will expire on a date determined by the Board at the time of grant, which date cannot exceed seven years from the date the option was granted.

The vesting provisions of options granted pursuant to the Share Option Plan are determined by the Board and provide for the vesting of options in accordance with any applicable terms of any employment agreements or in any notice or option agreement entered into between the Corporation and the holder of the option. The aggregate number of Common Shares at any time available for issue to any one person upon the exercise of options cannot exceed five per cent of the number of Common Shares then outstanding. If options granted under the Share Option Plan are surrendered, terminate or expire without being exercised on whole or in part, new options may be granted covering the Common Shares not purchased under such lapsed options.

If a Participant: (i) ceases to be a director of the Corporation or a designated affiliate (and is not or does not continue to be an employee thereof) for any reason (other than death), or (ii) ceases to be employed by, or provide services to, the Corporation or a designated affiliate (and is not or does not continue to be a director or officer thereof), or any corporation engaged to provide services to the Corporation or the designated affiliates, for any reason (other than death) or receives notice from the Corporation or a designated affiliate of the termination of his or her employment contract, except as otherwise provided in any employment contract or the terms of the option, such Participant will have 60 days from the date of such termination or cessation, as the case may be, to exercise his or her options to the extent that such Participant was entitled to exercise such options at the date of such termination or cessation. Notwithstanding the foregoing or any employment contract, in no event will such right extend beyond the term of the option. If a Participant shall die, any option held by such Participant at the date of such death shall become immediately exercisable, and shall be exercisable in whole or in part only by the person or persons to whom the rights of the optionee under the option shall pass by the will of the optionee or the laws of descent and distribution for a period of nine months (or such other period of time as is otherwise provided in an employment contract or the terms and conditions of any option) after the date of death of the optionee or prior to the expiration of the option period in respect of the option, whichever is sooner, and then only to the extent that such optionee was entitled to exercise the option at the date of the death of such optionee.

If a take-over bid (within the meaning of the Securities Act (Ontario)) is made for the Common Shares, then the Board may permit all outstanding options to become immediately exercisable in order to permit Common Shares issuable under such options to be tendered to such bid.

Blackout Periods

The nature of the business of the Corporation gives rise to a number of periods each year during which directors, officers and employees are precluded from trading in securities of the Corporation in accordance with the trading policy and guidelines of the Corporation. These periods are referred to as “blackout periods”. Pursuant to the terms of the Share Incentive Plan, there is an automatic extension of an option term that would otherwise have expired during, or within ten business days of, a Corporation imposed blackout period. In such circumstances, the end of the term of such option will be the tenth business day after the end of the blackout period.

Assignability

No rights under the Share Incentive Plan and no option awarded pursuant to the provisions of the Share Incentive Plan are assignable or transferable by any Participant other than pursuant to a will or by the laws of descent and distribution.

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Amending Provisions

The Board may, without shareholder approval, make the following amendments to the Share Incentive Plan

1.	any amendment of a “housekeeping” nature,

2.	any amendment to comply with the rules, policies, instruments and notices of any regulatory authority to which the Corporation is subject, including the TSX, or to otherwise comply with any applicable law or regulation,

3.	any amendment to the vesting provisions of the Share Purchase Plan, the Share Option Plan or the Deferred Share Plan,

4.	other than changes to the expiration date and the exercise price of an option prohibited by the terms of the Share Incentive Plan, any amendment, with the consent of the optionee, to the terms of any option previously granted to such optionee under the Share Option Plan,

5.	any amendment to the provisions concerning the effect of the termination of a Participant’s employment or services on such Participant’s status under the Share Purchase Plan, the Share Bonus Plan or the Deferred Share Plan,
6.	any amendment to the provisions concerning the effect of the termination of an optionee’s position, employment or services on such optionee’s status under the Share Option Plan,

7.	any amendment to the categories of persons who are Participants,

8.	any amendment to the contribution mechanics of the Share Purchase Plan,

9.	any amendment respecting the administration or implementation of the Share Incentive Plan, and

10.	any amendment to provide a cashless exercise feature to any option or the Share Option Plan, provided that such amendment ensures the full deduction of the number of underlying Common Shares from the total number of Common Shares subject to the Share Option Plan.

In all other circumstances, shareholder approval is required to amend the Share Incentive Plan. Amendments requiring shareholder approval include:

1.	any change to the number of Common Shares issuable from treasury under the Share Incentive Plan, including an increase to the fixed maximum number of Common Shares or a change from a fixed maximum number of Common Shares to a fixed maximum percentage, other than an adjustment pursuant to section 8.08, of the Share Incentive Plan,

2.	any amendment which would change the number of days set out in section 4.13 of the Share Incentive Plan with respect to the extension of the expiration date of options expiring during or immediately following a blackout period,

3.	any amendment which reduces the exercise price of any option, other than an adjustment pursuant to section 8.08 of the Share Incentive Plan,

4.	any amendment which extends the expiry date of an option other than as then permitted under the Share Incentive Plan,
5.	any amendment which cancels any option and replaces such option with an option which has a lower exercise price, other than an adjustment pursuant to section 8.08 of the Share Incentive Plan, any amendment which cancels any option, the exercise price of which is greater than the trading price of the Common Shares on the stock exchange at the time of cancellation, and replaces such option with a cash award or other entitlement,

6.	any amendment which would permit options to be transferred or assigned by any Participant other than as allowed by subsection 8.04 of the Share Incentive Plan,

7.	any amendment to increase the limits on awards issued to non-employee directors (as described in greater detail above under “Insider Limitations”), and

8.	any amendment to the amending provisions of the Share Incentive Plan.

No current or former director or executive officer is, in any way, indebted to the Corporation, a subsidiary or any other entity for which the Corporation or a subsidiary has provided a guarantee, support agreement, letter of credit or other similar arrangement or understanding.

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2020 Management Proxy Circular

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The directors of IAMGOLD are committed to a high standard of corporate governance, which the Board recognizes as being important for the successful operation of the business, the preservation of IAMGOLD’s reputation and the creation and protection of shareholder value, all of which are in the long-term best interests of the Corporation.

The NCGC oversees, among other things, IAMGOLD’s continued compliance with corporate governance requirements of applicable regulatory authorities and monitors evolving corporate governance practices, including those put forward by shareholder advocates and institutional proxy advisors. In addition to regulatory requirements, the Corporation adopts other corporate governance practices, as appropriate for the Corporation, consistent with its high standard of governance.

IAMGOLD is listed on, and complies with the requirements of, the TSX and the New York Stock Exchange (the “NYSE”) and complies with the corporate governance and other requirements of Canadian and United States securities regulatory authorities. The Corporation is a “foreign private issuer” for purposes of the securities regulatory requirements of the United States.

This Statement of Corporate Governance Practices has been prepared under the supervision of the NCGC and approved by the Board.

KEY GOVERNANCE ATTRIBUTES

As set out in this Statement of Corporate Governance Practices and elsewhere in this Circular, the Corporation possesses the following effective governance structures and attributes:

1.	in respect of the election of directors, elections are held at least annually, individual directors are nominated, as opposed to a slate of directors, and the Corporation has a majority voting policy in non-contested elections, as further described in this Circular under “Majority Voting”;

2.	in respect of the election of directors, the Corporation has an advance notice by-law that requires adequate notice be given by any shareholder seeking to nominate directors for election and adequate disclosure of information with respect to any such director nominees, as would be provided in a management information circular - as such, such by-law provides shareholders a reasonable opportunity to evaluate all director nominees, those of management or any other shareholder, so that shareholders may make an informed vote with respect to any director;

3.	a shareholder advisory vote on the Corporation’s approach to executive compensation, held annually;

4.	a shareholder engagement policy that provides for regular, open and constructive dialogue directly with the Board, so that the Board has first-hand views of shareholders on matters important to them, including on any matter that was voted on at a formal meeting of shareholders, and a Board responsive, as appropriate, to concerns;

5.	a substantially independent Board, with independent directors comprising 88% of the Board;

6.	no interlocks between either directors or directors and executives serving on other company boards;

7.	conscientious and committed Board members, as demonstrated in 2019 by 100% director attendance at Board and committee meetings, and regular, informal, inter-meeting participation in the business of the Corporation, as required to ensure a continued effective level of oversight of the management of the business;

8.	in addition to an actual 100% attendance for each director at Board and committee meetings, no director sitting on a number of other boards of directors that might in any way compromise the commitment to the Corporation’s affairs expected of him or her;

9.	regular in camera (non-management, non-affiliated, independent directors only) Board and committee discussions, during which, among other things, decisions on management’s recommendations and material matters are made;

10.	all standing and key committees of the Board, namely, the AFC, HRCC, NCGC and SERC, comprised entirely of independent directors;

11.	an effectively performing Board, as measured by regular, at least annual, Board and individual director performance assessments, an effective Board size and a broad diversity of skills, knowledge and experiences at the Board that provide for a broad diversity of views, while not compromising efficient decision-making;

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12.	written mandates for each of the Board and its committees that are reviewed and updated regularly to maintain continued relevancy in light of the Corporation’s business and, collectively, provide an effective framework for a high standard of governance and oversight of the Corporation’s business;

13.	the roles of Chair of the Board and the President & CEO of the Corporation are distinct and separate individuals hold such positions;

14.	the requirement that non-audit fees of the Corporation’s external auditor, as set out in this Circular, be pre-approved by the AFC in order to maintain the independence of the external auditor and such fees do not approximate audit or audit-related fees;

15.	the requirement that any work done by the compensation consultant that advises the HRCC for management and fees associated with such work be pre-approved by the HRCC in order to maintain the independence of such compensation consultant;

16.	a Board that is not classified - each director being elected for no longer than one year;

17.	a single class share capital structure, consisting only of Common Shares, having equal voting rights and other privileges amongst them;

18.	a compensation model that fully supports pay-for-performance based on the achievement of measurable, risk-adjusted objectives and metrics, and creates a tangible incentive for management to drive the creation of long-term shareholder value through equity-based compensation awards;

19.	a compensation program without problematic pay practices, owing to the inclusion of various restrictions, such as express limitations on the participation of non-executive directors in equity-based compensation, a prohibition on stock option repricing and, generally, shareholder approval being required for any amendment to the equity-based Share Incentive Plan of the Corporation that institutional proxy advisors recommend shareholders approve, such as any increase in the equity available for grants or extension of the expiry of grants;

20.	with respect to equity-based compensation, a policy that prohibits executive officers and directors from hedging against any decrease in the value of the Corporation’s shares, to ensure continued alignment of the interests of management and the Board with the interests of shareholders;

21.	a compensation policy that “claws back” compensation where the results for which it was granted are subsequently found not to be confirmed, such as in cases of material earnings restatements or fraud;

22.	a director compensation program that does not pay excessive inducement grants or one-time awards upon the initial election or appointment of a new director, does not consist of equity-based compensation that is performance driven or otherwise risks aligning directors’ interests away from those of shareholders and toward those of management, and does not have any other problematic pay practice that could compromise the independence of directors;

23.	executive employment agreements that do not contain multi-year guarantees of salary increases, bonuses or equity-related compensation, irrespective of performance, nor change of control and cash severance arrangements that are “single-triggered” (upon a mere change of control, without further actual or constructive termination or dismissal from employment);

24.	minimum equity ownership requirements for directors and executive officers, to further align the interests of management and the Board with the interests of shareholders;

25.	director and executive succession planning processes to develop and maintain a deep pool of talent within the Corporation and ensure continued effective management;

26.	a recruitment and nominating process for directors that specifically recognizes the benefits of a broad diversity of views achieved through a broad diversity in Board representation, be it through a diversity of knowledge, skills, experience, race, gender, disability or otherwise - the selection of new Board members, and the continuation of other Board members or Board renewal, being based on the knowledge, skills, experience, competencies and performance required to fulfill the Board’s mandate – performance being regularly, at least annually, evaluated by the NCGC and the Board;

27.	a Board which currently includes one woman and is intent on adding at least one additional woman director as part of the normal Board renewal process over the next three years;

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28.	a continued focus by the NCGC, and the Board, on not only female representation on the Board, but at the executive level and in the overall organization of the Corporation as well 30% of executive management positions of the Corporation, and its major subsidiaries, currently being held by women;

29.	a written diversity policy that reinforces the commitment to diversity among the Board, executive management and employees generally, the prohibition against discrimination on the basis of arbitrary factors and the commitment to determining nominations, appointments and advancement based on objective merit and performance;

30.	actively considered Board renewal to ensure that, in addition to a diversity of representation and views on the Board, fresh perspective is maintained on the Board, as demonstrated by four new directors, or 50% of the Board, having joined the Board since 2011; and

31.	detailed, timely disclosure of voting results with regard to all matters submitted to shareholders for a vote at shareholder meetings.

NOMINATION OF DIRECTORS

The Board delegates to the NCGC, comprised only of independent directors, the development of the recommendation of director nominees that will best serve the needs of the Corporation. In making recommendations regarding nominees, the NCGC considers among other things:

1.	the mix of skills, competencies and experience required in light of IAMGOLD’s strategy, principal risks, and operational, organizational and financial requirements;

2.	the independence of each director and the Board as a whole;

3.	the performance of incumbent directors;

4.	the diversity of the Board;

5.	other mining and public company directorships;

6.	the time commitment required of a director; and

7.	an appropriate board size to facilitate effective decision-making.

Before nomination, director nominees are required by the NCGC to have fully understood the roles and responsibilities of a director, the Board and its committees, and the contribution that individual directors are expected to make. The NCGC has the authority, at the Corporation’s expense, to retain external consultants to assist in the search for suitable director nominees.

Any shareholder who wishes to recommend a candidate for consideration by the NCGC may do so by submitting the candidate’s name and biographical information, including background, qualifications and experience, to the Chair of the NCGC, through the Corporate Secretary of the Corporation, at: corporatesecretary@iamgold.com

BOARD SKILLS

In making its recommendation of director nominees to the Board, the NCGC considered, among other things, competencies, skills and experience in the following areas (the following comprising the Board skills matrix):

1.	executive leadership / strategic planning;

2.	mineral exploration;

3.	mine operations;

4.	mine engineering;

5.	project development;

6.	environment / health / safety / corporate social responsibility;

7.	corporate finance;

8.	mergers and acquisitions;
9.	accounting and audit;

10.	risk oversight;

11.	legal, compliance, regulatory;

12.	government/ international relations;

13.	communications / investor relations;

14.	human resource management / compensation;

15.	corporate governance; and

16.	information technology

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The Board skills matrix is confirmed on at least an annual basis in light of the then current strategy and other plans of the Corporation. The Board, collectively, possesses the skills required to effectively oversee the execution of the current strategy of the Corporation.

DIVERSITY

Board of Directors

The NCGC recognizes the benefits of a diversity of views on the Board. Such benefits arise from having a diversity of knowledge, skills, perspectives, and experiences. The Board, as currently comprised, includes a diversity of skills and experience in the areas referenced above in the Board skills matrix and includes, among others, one member who was born and raised in Africa where IAMGOLD has significant operations and assets, and one member whose background and substantial experience is outside of the mining industry and who brings a fresh perspective to the business, and one woman with significant experience in the mining industry.

Each director and director nominee is highly qualified to serve as a director of the Corporation. Each has demonstrated his or her merit through the knowledge, skills, and experience he or she brings to the Board and his or her ongoing performance in service to the Corporation. The Board’s diversity is a necessary component of its collective effectiveness. The NCGC considers, among other types of diversity, the level of representation of women, Aboriginal persons, persons with disabilities, and members of visible minorities (collectively, the “Designated Groups”) on the Board when determining director nominees. Where Board renewal or expansion of the Board is being considered, the NCGC emphasizes the identification of qualified candidates that will enhance the Board’s effectiveness through diversity, and prioritizes their selection within the context of the knowledge, skills and experiences the Board requires.

Currently, the Board includes one woman (13% of the Board) and one member of visible minority (13% of the Board). There are currently no Aboriginal persons or persons with disabilities sitting on the Board. The Board expects that, as part of its normal renewal process in the coming years, some current directors will choose to step down from the Board and new directors will be added. Currently, it is the Board’s intention to add at least one additional woman director as part of the normal Board renewal process over the next three years, to bring the total number of women directors to at least two.

The Board has not established fixed targets for the representation of the Designated Groups on either the Board or executive management (spoken to below) because it does not believe that targets necessarily result in the strategic identification or selection of the best candidates for the Corporation’s particular business. Rather, the Board believes that director nominations and executive appointments should be made, and should be perceived as being made, on the objective merits of the candidates, which would include diversity among an array of other considerations, and having fixed targets could impede the application of this principle. Through the Diversity Policy (spoken to below), the Corporation has established a framework that will enable the evolution of a diverse Board, executive management and employee representation, as the more sustainable approach to improving diversity.

Executive Management

The Board also recognizes the benefits of a diversity of views among executive management, which has direct responsibility for the day-to-day management of the Corporation. Currently, among the ten executive management positions at IAMGOLD, including major subsidiaries, three positions (30%) are held by women, and one position (10%) is held by a member of a visible minority. Currently, no Aboriginal persons or persons with disabilities occupy executive management positions. While merit, qualifications and performance are fundamental considerations in recruitment and appointment, the Board considers, among other types of diversity, the level of representation of the Designated Groups, together with the level of overall diversity in the Corporation, among executive management when making or approving executive management and other appointments. It is the Board’s intention to maintain at least 30% of executive management roles as being performed by women.

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IAMGOLD Diversity

Reflective of its commitment to diversity, IAMGOLD is one of the corporate partners of the Canadian Board Diversity Council, which advances diversity on Canada’s boards through research, network building, board training and best practice education. The Chair and the President & CEO of IAMGOLD are each members of the 30% Club in Canada an organization committed to meaningful, sustainable improvement in gender balance on boards and in senior management. IAMGOLD’s commitment to diversity generally, including the representation of women in the workforce, permeates from the Board down to local sites of operations across the world. IAMGOLD focuses on reducing the number of expatriates at its regional offices, operations and projects throughout the world, in order to provide opportunities for citizens of host countries. Women are represented at all levels of the Corporation.

The Corporation’s senior female leaders participate in the Canadian Board Diversity Council and Women Who Rock initiative sponsored by the Women in Mining (WIM) Toronto Branch. WIM organizes and hosts educational and networking events to support its overarching objectives of attracting and retaining women to the mining industry. In 2019, the Corporation received a 59.4 gender-equality score from Bloomberg. This score measures an organization’s method for promoting gender equality across four dimensions: company statistics, employee policies and benefits, gender-conscious product offerings and community support. Also, in 2019, the Corporation awarded two Canadian female students the Young Mining Professional Women in Mining scholarship

DIVERSITY POLICY

The Board has adopted a written diversity policy relating to diversity, including gender diversity, among the Board, executive management and the general organization of the Corporation. The purpose of the policy is to promote an environment which will provide a wide range of knowledge, skills and experience to be called as required. The policy recognizes the benefits of a diverse leadership to the sustained success of IAMGOLD. The policy also tasks the NCGC with assessing the level of diversity on the Board on at least an annual basis and reporting to the Board on the diversity factors being used to evaluate director candidates. With respect to executive management and the general organization of the Corporation, on at least an annual basis, the President & CEO, with the assistance of the Senior Vice-President, Corporate Affairs, Health, Safety, Sustainability & People, assesses the diversity of the Corporation’s workforce and leadership structure.

BOARD PERFORMANCE ASSESSMENT

The NCGC annually assesses the performance of the Board, as a whole, its Chair, its committees, and individual directors. Such assessments may be carried out through written questionnaires, which may vary from year to year, interviews with each of the directors, or a combination of both, which address, among other things, Board composition and structure, Board and committee leadership, Board culture, Board relationships, overall Board and committee effectiveness, and individual director performance. The NCGC discusses the results of the questionnaires and/or interviews and recommends to the Board any actions considered necessary or advisable to assist the Board in continuing to function effectively or to otherwise enhance its processes and performance. In addition to its internal assessment, the NCGC has the authority to engage external, independent advisors to assist with director performance assessments, as part of its overall Board evaluation process. Director performance, assessed against the competencies, skills and actual contributions the director brought to the Board during the year, factors significantly in the nomination of incumbent directors.

TERM LIMITS AND RETIREMENT

Rather than arbitrary age or term limits, which the Board has not adopted, merit, in view of the knowledge, skills, competencies and experiences that the Board should possess from time to time, and performance, are the focuses in director recruitment, nomination and renewal processes. The NCGC, and the Board, have an effective director performance evaluation process which is a better determinant of fitness for continued service on the Board than mere age or term served. Regular, at least annual, evaluation of Board and individual director performance determines the need for Board renewal or replacement of any non-performing director as opposed to strictly age or tenure. Arbitrary age or term limits would cause the Board to lose experienced and valuable Board members who have acquired significant knowledge of IAMGOLD and its business over the years of service. However, Board renewal is actively considered by the NCGC, with a view to maintaining, in addition to a diversity of representation and views, fresh perspective on the Board, as demonstrated by four new directors, or 50% of the Board, having joined the Board since 2011.

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DIRECTOR COMPENSATION

As set out under “Director Compensation” on pages 48 to 50, which compensation has remained unchanged since 2016, the NCGC recommends to the Board the structure and amount of director compensation. In making such recommendations, it considers the time commitment, risks, responsibilities and required professional competencies involved in a directorship with IAMGOLD, as well as market data pertaining to the compensation paid to directors of peer group companies, and other information from independent compensation experts.

The NCGC recognizes that the recommended compensation for directors must not compromise their independence and ability to make appropriate judgments, including overseeing the compensation paid to management. The director compensation program does not include excessive inducement grants or one-time awards upon the initial election or appointment of a new director, does not consist of equity-based compensation that is performance driven or otherwise risks aligning directors’ interests away from those of shareholders and toward those of management, and does not otherwise have problematic pay practices that could compromise the independence of directors.

DIRECTOR SHARE OWNERSHIP

With a view to further aligning director and shareholder interests, the NCGC recommended, and the Board approved, director share ownership requirements equal to $300,000 worth of Common Shares ($600,000 for the Chair of the Board), to be achieved within the later of five years of October 1, 2011 or becoming a director. Except for Mr. Gagel, who was appointed to the Board on August 8, 2018 all directors have met their minimum share ownership requirements, as set out under “Director Share Ownership” on page 51 of this Circular.

Given the volatility of the equity markets and that fluctuations in the market value of the Corporation’s share price are not within the control of directors, the Board has prescribed that, once a director has met the share ownership requirement, there is no requirement for the director to purchase additional shares should the value of the director’s holdings fall below the requirement. The higher of the purchase price or market value of shares acquired is used to determine if whether a director has initially achieved the share ownership requirement.

INDEPENDENCE AND IN CAMERA SESSIONS

When used to describe a director in this Statement of Corporate Governance Practices, the term “independent” has the meaning given to it by Canadian and United States securities regulatory authorities, specifically, a director who has no direct or indirect material relationship with IAMGOLD and is not otherwise deemed, under applicable regulatory requirements, to be non-independent . A “material relationship” with IAMGOLD being a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director’s independent judgment. Neither compensation received solely in connection with directorship nor the holding of shares of the Corporation (which is encouraged) constitutes such a material relationship.

The Board, through the NCGC, at least annually, reviews each director’s relationships with the Corporation to confirm his or her independence from time to time. The NCGC obtains information relating to these relationships from a variety of sources, including directors’ responses to an annual, detailed independence questionnaire that seeks to determine the connections, if any, of a director, family member or controlled entity of the director, to IAMGOLD. After consideration of all relevant relationships, the Board has determined that all directors and director nominees for this year’s election of directors, except for the President & CEO (solely because he is part of management), are independent.

The Chair of the Board is independent and separate from the President & CEO. The Board and its committees act independently, including, generally, conducting part of each of their meetings in camera (without management, affiliated, non-independent directors present) and deliberating and resolving on proposed actions from management and other material matters in such in camera sessions. In camera sessions facilitate open and candid discussion among independent directors. A total of 47 such in camera sessions during Board and committee meetings were held in 2019. In addition to regularly scheduled in camera sessions at meetings, generally held at the beginning and/or end of a meeting, any independent director, at any time, may request that management or any non- independent director not be present for all or any part of a meeting.

In camera sessions have pertained to consideration of the President & CEO’s performance, compensation and succession, and material transactions, agreements or other matters. In addition to in camera sessions held at Board and Board committee meetings, with a view to the integrity and reliability of the financial statements, the AFC regularly holds, without management, sessions with the Corporation’s internal and external auditors to allow open discussions about their audits, including the assessment of internal controls over financial reporting, disclosure controls and procedures, and cooperation from management.

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MEETING FREQUENCY, TIME COMMITMENT, ATTENDANCE AND INTERLOCKS

The Board met 16 times in 2019 with a view to the fulfilment of its mandate. When recommending director nominees for election to the Board, the NCGC importantly considers attendance at Board and committee meetings. Absent compelling reasons, it is critical for directors to adequately perform their duties and responsibilities to the Corporation that they attend all meetings. In accordance with applicable regulatory requirements, the AFC meets at least every quarter to review financial reporting. Other committees of the Board meet at least twice each year and typically more frequently to ensure their mandates are adequately performed. Committees of the Board held a total of 15 meetings in 2019. The following table sets out the attendance record for directors for 2019.

Directors’ Meeting Attendance

Name	Board Meetings		Committee Meetings		Total Board/ Committee Meetings
John E. Caldwell	16 of 16	100%	7 of 7	100%	23 of 23	100%
Donald K. Charter*	16 of 16	100%	3 of 3	100%	19 of 19	100%
Ronald P. Gagel	16 of 16	100%	8 of 8	100%	24 of 24	100%
Richard J. Hall	16 of 16	100%	8 of 8	100%	24 of 24	100%
Stephen J. J. Letwin	16 of 16	100%	Not Applicable	Not Applicable	16 of 16	100%
Mahendra Naik	16 of 16	100%	8 of 8	100%	24 of 24	100%
Timothy R. Snider	16 of 16	100%	8 of 8	100%	24 of 24	100%
Sybil E. Veenman	16 of 16	100%	7 of 7	100%	23 of 23	100%

*As Chair of the Board, Mr. Charter attends all meetings of all committees of the Board, whether or not a formal member of a committee.

The NCGC reviews outside directorships and committee appointments held by director nominees, including the President & CEO. The NCGC considers whether each of the director nominees, including the President & CEO, is reasonably able to make the expected time and resource commitment required for service on the Board. The NCGC has determined that no director nominee sits on such number of other boards of directors that could compromise the expected commitment to IAMGOLD.

In addition to the number of outside boards on which a director nominee sits, the NCGC will consider the nature of the company or entity on whose board the director nominee sits, the complexity of the business, its legal obligations and the likely demand on a director’s time and resources (such as whether the company or entity is privately held or publicly held and therefore subject to continuous disclosure obligations). The NCGC also considers whether the company, or entity is listed on a stock exchange, and the seniority and demands of the stock exchange (such as whether it is listed on the TSX or the TSX Venture Exchange, all with a view to determining whether a director nominee can devote the required time and resources to IAMGOLD.

The NCGC has found each of this year’s director nominees, as reflected in their 100% attendance at the previous years’ Board and committee meetings, as having the ability to commit the time and resources necessary to adequately oversee the conduct of IAMGOLD’s business and affairs.

The Board values the knowledge, experience and additional perspective of members that sit on the boards of directors of a variety of other publicly traded companies. Provided they do not interfere with the expected commitment to the oversight of the Corporation’s business and affairs, the Board encourages directorships of companies that are likely to face business, regulatory and social issues similar to those faced by the Corporation from time to time.

Interlocking relationships between directors are also monitored. No director serves on the board of directors of any other public company with any other director and thus there are no interlocking relationships. In addition, there are no interlocking relationships between directors, such as those that comprise the HRCC, and executive officers of the Corporation, at other public companies.

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BOARD ROLES AND RESPONSIBILITIES

The roles and responsibilities of the Board are prescribed by applicable law, its adopted mandate and the governance policies of the Corporation. The primary duty and responsibility of the Board is the stewardship of the Corporation, through the oversight of the management of the business, affairs and risks of the Corporation, with a view to the long-term creation and protection of shareholder value. The Board oversees the following matters, among others:

1.	the adoption of strategic, capital and operating plans and budgets, at least annually;

2.	the performance of the President & CEO and other executive officers with a view to the successful execution and implementation of the strategic plan adopted by the Board;

3.	IAMGOLD’s code of business conduct and ethics and the maintenance of a culture of integrity throughout the organization;

4.	effective governance through the adoption of sound corporate governance structures and practices designed to ensure the Corporation’s assets are protected, its reputation is preserved and it continues to comply with all laws applicable to its business, wherever conducted;

5.	the identification of risks to IAMGOLD’s business and the implementation of appropriate detection, prevention and mitigation initiatives to manage such risks, including internal controls over financial reporting to ensure reliability and disclosure controls and procedures to ensure timely, accurate and complete reporting;

6.	the establishment of a communications policy to facilitate communications with investors and other stakeholders and avoid selective disclosure of material undisclosed information;

7.	executive management succession planning, including appointing, training and monitoring executive management – including through regular presentations to the Board by executives to assist the Board in making first-hand assessments of their competencies; and

8.	director succession planning, such that the Board remains appropriately balanced in terms of the strategic skills, competencies and experience and diversity required amongst its members, including in the case of an unexpected departure of a director.

The Board discharges its oversight of the management of the Corporation directly and through its committees. The Board is regularly informed by management in connection with the day-to-day management of the business and affairs of the Corporation and, where issues arise in the execution or implementation of the approved strategic plan, expects management to recommend alternate strategies and actions that will maintain the long-term creation and protection of shareholder value. The full responsibilities of the Board are set out in its mandate, a copy of which is attached to this Circular as Appendix “A”.

Directors are expected to be familiar with the Code of Business Conduct and Ethics and, in particular, the rules concerning the reporting of conflicts of interest and withdrawing from any discussion, assessment or decision of the Board relating to any matter in which a director is conflicted. In addition to the Code of Conduct, all of the Corporation’s directors are subject to the requirements of the Canada Business Corporations Act, the Corporation’s incorporating legislation, and where a director declares an interest in any material contract or transaction being considered at a meeting of directors, the director, where appropriate, shall not vote on the matter.

COMMITTEES OF THE BOARD

The Board, to assist it in the performance of its mandate and oversight of the management of the Corporation, has formed a standing AFC, HRCC, NCGC and SERC. The Board may form other committees from time to time, as necessary or appropriate, to adequately address specific matters. The members of each committee are comprised exclusively of independent directors and have the expertise necessary to successfully fulfill the mandates of their respective committees.

The chair of a committee is appointed by that committee’s members, in consideration of the recommendations of the NCGC. The committees are tasked with the performance of their mandates, which are reviewed and approved by the committees and the Board on at least an annual basis. Copies of the mandates of the various standing committees of the Board may be accessed on the Corporation’s website (at www.iamgold.com, under “Corporate Governance”). Each mandate empowers each committee to retain, at the cost of the Corporation, the services of such external advisors as it may deem necessary or advisable from time to time to assist it in the proper performance of its mandate. The Board and committee mandates, collectively, are designed to provide the necessary governance framework to fulfill the Board’s duties and responsibilities and effective oversight of management in the conduct of the Corporation’s business and affairs and the execution of the strategy adopted by the Board.

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Audit and Finance Committee

The AFC currently consists of four independent directors. The overall mandate of the AFC is to review and recommend for Board approval the Corporation’s annual and quarterly financial statements and related regulatory disclosures, prepared by management, as well as oversee the control environment surrounding the process of preparing such disclosure. The review of the process entails oversight of internal and external auditors that review the Corporation’s internal controls over financial reporting and disclosure controls and procedures, the performance of such controls during the period to which the disclosures relate, the accounting principles used by management to compile the financial statements and the assumptions and estimates of management reflected in the financial statements. The AFC monitors the external auditor’s independence and, in maintaining the independence of the external auditor, pre-approves the non-audit services and fees of the external auditor. The AFC recommends to the Board, each year, the nomination of an external auditor and regularly monitors the performance of the external auditor. The lead audit engagement partner is rotated at least every five years by the external auditor. The AFC, together with management and the internal auditor of the Corporation, which auditor reports directly to the AFC, is also charged with the identification, prevention, detection and mitigation of financial control risks. In addition to private sessions with the internal and external auditors to discuss their audits, attestation processes and cooperation from management, the AFC also holds private sessions with the CFO to discuss human resources. In addition, the AFC oversees financial planning and related policies as well as proposed capital expenditures and investments.

For purposes of applicable securities regulatory requirements, upon a recommendation from the NCGC, the Board has determined that all members of the AFC are “financially literate”, at least one member is considered an “audit committee financial expert” and all members have the necessary time to commit to its affairs. In the Board’s determination of the financial literacy of members of the AFC, which must be financially literate before their appointment to the AFC, the Board confirms that members possess the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can be reasonably expected to be raised by the Corporation’s financial statements. The Board also confirms familiarity with the application of accounting principles, including in respect of estimates, accruals and reserves, an understanding of internal controls and procedures for financial reporting, familiarity with emerging accounting issues, past employment experience in finance or accounting, professional certification in accounting, and any other comparable experience or background which results in the member’s financial sophistication, including having been a CEO, CFO or other senior officer with financial oversight responsibilities.

The AFC held four meetings in 2019. The current members of the AFC are John E. Caldwell (as Chair), Mahendra Naik, Richard J. Hall and Ronald P. Gagel. Additional disclosure with respect to the AFC may be found in the Corporation’s most recent Annual Information Form, under the heading “Item VIII – Audit and Finance Committee”, at pages 164 through 168, which has been filed on SEDAR and incorporated in the most recent Form 40-F of the Corporation filed in the United States on EDGAR, at www.sec.gov/edgar.shtml. Such information is hereby incorporated by reference in this Circular. A copy of the Annual Information Form is available, free of charge, to any shareholder upon request to the Secretary of the Corporation.

Human Resources and Compensation Committee

The HRCC currently consists of three independent directors. Each member is experienced in matters pertaining to human resources and executive compensation by virtue of having been senior executives of publicly traded companies as well as members of boards and committees of other public companies. Its roles and responsibilities, together with management, include the development of a responsible pay-for-performance compensation program and the administration of the Corporation’s shareholder approved Share Incentive Plan (described earlier in this Circular) that provides the Board with the means to reward performance in the form of equity and further align the interests of management with those of shareholders.

Further information with respect to the pay-for-performance philosophy, guidelines, metrics, targets and market information used by the HRCC in the process of recommending to the Board the amount and the form (cash and/or equity) of the compensation to be awarded to executive management, may be found in the Statement of Executive Compensation included earlier in this Circular.

Information related to the retention of any independent compensation consultant and the services performed by such consultant is also available in the Statement of Executive Compensation. Similar to the AFC maintaining the independence of the external auditor of the Corporation, in order that any compensation consultant retained by the HRCC from time to time be and remain independent from management, any services performed by such consultant for management must be pre-approved by the HRCC.

The HRCC held four meetings in 2019. The current members of the HRCC are Timothy R. Snider (as Chair), Mahendra Naik and Ronald P. Gagel.

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Nominating and Corporate Governance Committee

The NCGC currently consists of three independent directors. Its primary responsibility, in addition to the recommendation to the Board of suitable nominees for election to the Board, is to oversee the Corporation’s continued compliance with evolving corporate governance requirements of applicable regulatory authorities, through the recommendation of appropriate corporate governance structures and practices. It also advises the Board on evolving corporate governance best practices, which often exceed regulatory requirements and are adopted as appropriate for IAMGOLD. The NCGC evaluates the performance of the Board, its committees, the Board and committee chairs, and individual directors on at least an annual basis. In developing its recommendation of suitable director nominees, the NCGC considers the performance or contributions of incumbent directors, the mix of knowledge, skills and experiences required for effective oversight of IAMGOLD’s business and operations and the overall diversity of the Board. The size of the Board, the continuing education of directors and their compensation are also reviewed by the NCGC.

The NCGC held three meetings in 2019. The current members of the NCGC are Sybil E. Veenman (as Chair), Donald K. Charter and John E. Caldwell.

Safety, Environment and Reserves Committee

The SERC currently consists of three independent directors. The mandate of the SERC is to assist the Board in the oversight of management’s fulfillment of IAMGOLD’s social responsibilities at all operations, wherever situated, the Corporation’s compliance with applicable environmental, health and safety laws, the implementation by management of socially responsible, best practices to monitor and limit the environmental footprint of the Corporation’s operations, prevent worker injury (such as through the use of leading health and safety performance indicators) and effectively restore and reclaim properties. The SERC monitors the safety and security environment and practices associated with IAMGOLD’s operations. The mandate of the SERC also includes overseeing the process of the preparation of the Corporation’s resources and reserves estimates, the operation of controls to ensure estimation in accordance with applicable regulatory standards and the related scientific and technical disclosure of resources and reserves estimates, including compliance with National Instrument 43-101 (Standards of Disclosure for Mineral Projects) adopted by Canadian securities regulatory authorities.

The SERC held four meetings in 2019. The current members of the SERC are Richard J. Hall (as Chair), Timothy R. Snider and Sybil E. Veenman.

POSITION DESCRIPTIONS

The Board has developed a written position description for the Chair of the Board. The current Chair of the Board is Donald K. Charter. The primary responsibilities (in addition to those dictated by the mandate of the Board, attached to this Circular as Appendix “A”) of the Chair are to, in conjunction with management or otherwise, plan, organize and chair all meetings of the Board and shareholders of the Corporation, oversee the content of all information that directors and shareholders are provided and ensure that the same is provided reasonably in advance of their meetings, and to provide leadership in the functioning and performance of the Board in accordance with its mandate. The Chair acts as the primary liaison between the Board and executive management.

The Chair of the Board is, as determined by the Board, independent. The Chair facilitates communication among the Corporation’s independent directors and between the independent directors and executive management. He or she is responsible for leading the Board and organizing it to function constructively and independently of management. The Chair reviews any comments, recommendations or requests made by independent directors and oversees the process by which unfettered information to independent directors is made available regarding the Corporation’s activities.

The mandates of the committees of the Board, which are recommended by the committees themselves and the NCGC and approved by the Board as sufficient to fulfill the Board’s mandate, define the authority, roles and responsibilities of each of the committees and the committee chairs. In addition, the Board has approved specific position descriptions for each Chair of each committee. These mandates may be accessed on the Corporation’s website (at www. iamgold.com, under “Corporate Governance”).

The Board and the President & CEO have developed written position descriptions for the President & CEO and other executive management. The primary responsibility of the President & CEO is to provide leadership of the management of the Corporation. The President & CEO is responsible for the development and implementation of strategic and tactical plans for the Corporation, as adopted by the Board, the recruitment, development, and monitoring of performance of executive management, managing and monitoring the various exploration, development and producing assets of the Corporation, identifying and pursuing new opportunities for the Corporation, developing and maintaining a culture of integrity throughout the Corporation and protecting and enhancing the Corporation’s reputation. The President & CEO acts as the primary spokesperson for the Corporation. The President & CEO is directly accountable to the Board. Upon the President & CEO’s retirement or other departure from the Corporation, the President & CEO would resign his or her directorship.

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DIRECTOR ORIENTATION AND CONTINUING EDUCATION

In respect of the orientation of new directors to the roles and responsibilities of the Board, its committees and individual directors, as well as the nature and operation of IAMGOLD’s business, new directors may personally meet with the Chair, the President & CEO, other independent directors or executive management. Tours of IAMGOLD’s operations are made available. Information and advice is also made available to directors by the Corporation’s general counsel regarding the duties and obligations of directors under applicable law. The mandates of the Board and its committees, the Code of Business Conduct and Ethics, minutes of the meetings of the Board and its committees and the most recent annual report, annual information form and management information circular are also provided.

To assist directors with remaining current with respect to their duties and responsibilities, the Board recognizes the importance of ongoing director education and the need for each director to take personal responsibility for this process. To facilitate ongoing director education:

1.	directors are canvassed to determine their educational needs and interests;

2.	directors are encouraged to participate in seminars or conferences of interest and relevance to their duties and responsibilities to the Corporation;

3.	visits to the Corporation’s various exploration, development and producing operations are arranged;

4.	directors are regularly and timely provided with updates from the President & CEO and other members of the executive management team regarding strategic issues or events affecting IAMGOLD, including the competitive environment, the Corporation’s performance relative to its peers and any other developments that could materially impact IAMGOLD’s business; and

5.	directors have full access to senior management and employees with respect to any information they may need in order to properly perform their duty of oversight.

In addition to information at Board and committee meetings, directors regularly receive, in the context of Board dinners, presentations from management or outside parties with respect to developments relevant to the Corporation.

MAJORITY VOTING

As part of the high standard of governance structures and practices of the Corporation, the Board has adopted a majority voting policy in respect of the election of directors. This policy applies in uncontested elections only. Directors are voted on individually and not as a slate, on an annual basis.

Any individual director nominee that, in respect of the votes submitted at a meeting to elect directors, has more than 50% of the votes withheld from rather than voted for his or her election would, subject to the limited discretion of the Board, not be accepted as a director. If more than 50% of the votes are withheld from rather than voted for a director’s election, in the case of an incumbent director, such director shall immediately tender his or her resignation to the Board, which resignation should be accepted and effective, absent exceptional circumstances, within 90 days of the shareholders meeting. A news release will promptly follow the decision on the resignation. The NCGC will decide whether to recommend to the Board that the Board accept the resignation of the director. In recommending to the Board whether to accept the resignation of the director or not, the NCGC will review the results of the shareholder vote, applicable regulatory requirements in respect of the constitution of the Board and certain of its committees and, in respect of incumbent directors, the particular director’s attendance at Board and committee meetings, the contribution of the director to Board and committee discussions and the director’s performance assessment, recognizing that it is only in those circumstances that are exceptional that a resignation would be recommended against. In addition, it will consider any expressed reasons for a withhold vote, the merits of such reasons and the ability to rectify concerns.

The director whose resignation is being deliberated on in accordance with this policy does not participate in the NCGC’s or the Board’s deliberation or vote as to whether to accept his or her resignation. In the case of a resignation, the Board may appoint a new director to fill the vacancy created, in accordance with applicable law, until the next annual meeting of the Corporation.

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ADVANCE NOTICE OF DIRECTOR NOMINATIONS

In addition to a majority voting policy, also as part of the high standard of governance structures and practices of the Corporation, the Corporation’s by-laws require that any shareholder seeking to nominate one or more individuals to serve as directors at a shareholder meeting provide reasonable advance notice of the individuals the shareholder intends to nominate and certain other information important for other shareholders to be able to make an informed decision on the nominees. The by-laws provide for a reasonable time frame in which to notify the Corporation of an intention to nominate directors and require a level of disclosure of information concerning proposed nominees that the Board would have to provide in the case of Board nominees – the requirements being no more onerous than the requirements the Board is to meet in its nominations. This allows the NCGC, and the Board, a reasonable opportunity to evaluate the qualifications and suitability of director nominees and to respond, as appropriate, in the best interests of the Corporation. This allows all shareholders a reasonable opportunity and sufficient information to evaluate all proposed director nominees and the Board’s recommendations in order that they be able to may make an informed vote with respect to every director nominee.

CODE OF BUSINESS CONDUCT AND ETHICS

Consistent with and to protect the integrity and reputation of the Corporation, the Board has adopted a Code of Business Conduct and Ethics for the directors, officers and employees of IAMGOLD. Service providers, at the time of being contracted, are similarly required to acknowledge and abide by the provisions of the Code. The Code sets out fundamental principles upon which the business and affairs of the Corporation, wherever conducted, are based and is designed to promote integrity and deter wrongdoing. The Code provides that any conflict of interest with that of the Corporation is to be avoided, the assets and opportunities of the Corporation are to be protected and used solely for its benefit, non-public information pertaining to the Corporation is to be kept confidential and all laws applicable to the Corporation are to be complied with, wherever business is conducted. For example, should a director or executive officer have an interest in an agreement or transaction with the Corporation being considered by the Board, such director shall disclose his or her interest in the counterparty and withdraw from any discussion, assessment or decision of the Board relating thereto, including any Board vote thereon. A copy of the complete Code may be accessed on the Corporation’s website (at www.iamgold.com, under “Corporate Governance”).

Any material departure from the Code by a director or executive officer must be promptly disclosed. There were no such departures from the Code in 2019. The Board believes that providing a means through which concerns may be raised about ethical conduct or departures from the Code, on an anonymous and confidential basis, fosters a culture of integrity and ethical conduct within the Corporation. Similar to allegations concerning the violation of laws or the Corporation’s internal controls over financial reporting or disclosure controls and procedures, any alleged departure from the Code may be, anonymously and confidentially, orally or in writing, reported, for investigation, to the Chair of either or both the AFC and the NCGC, through the internet, a toll-free number and/or by mail. The reporting system is run by an independent third party. The Corporation routinely conducts internal audits to test compliance with the Code and confirm its directors, officers and employees continue to be aware of the Code’s requirements as well as the resources available to report alleged breaches. The Corporation requires that, upon election, appointment or employment, and each year thereafter, each director, officer or employee acknowledge an understanding of the Code’s requirements. Given the fundamental nature of the Code, any transgression of its requirements by any officer or employee of the Corporation is grounds for termination of employment.

ENVIRONMENTAL AND SOCIAL GOVERNANCE

Consistent with the high standard of governance the Corporation is committed to in its affairs is the recognition that community or social license in the places of the Corporation’s operations is at least as important as strict compliance with legal and regulatory obligations to the successful operation of the Corporation’s business. IAMGOLD works to conduct its business in ways that are principled, transparent and accountable to stakeholders, all with a view to the creation and preservation of long-term shareholder value. We focus our efforts where we can have the most positive impact on our business and society, including issues related to environmental sustainability, trust, culture and human capital. As a reflection of the importance of these matters, a separate committee of the Board was formed, namely the SERC, to oversee management’s execution of the Zero Harm strategic framework adopted by the Board. The implementation of the Zero Harm framework is an ongoing journey which we continue in partnership with our internal and external stakeholders.

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Strong, environmental, social and governance practices have always been part of the way the Corporation does business. As the world moves toward a low carbon economy, the Corporation is proud of its commitment to sustainable development. The fight against climate change requires the mining industry to prioritize responsible energy use, improve efficiencies and explore new options. As part of the Corporation’s continuing reduction in its carbon footprint, it has invested extensively in solar infrastructure at its operations in Burkina Faso and Suriname.

In recognition of its commitment and efforts in the areas of environmental and social governance, the Corporation received, from the Mining Association of Canada, the TSM Community Excellence Award and the TSM Leadership Award. Such awards were given to recognize the Corporation’s innovative achievement in community engagement and the meeting or exceeding Level A ranking across all six indicators for TSM.

We invite you to explore the wide range of IAMGOLD environmental, social, and governance reporting and data available at hss.iamgold.com.

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INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS AND MATTERS TO BE ACTED UPON

Except as otherwise disclosed in this Circular, no transactions have been entered into since January 1, 2019, or are proposed to be entered into, which have materially affected or will materially affect the Corporation or its subsidiaries involving, and no matter to be acted upon at the Meeting other than the election of directors or the appointment of auditors materially involves, directly or indirectly, a director or executive officer of the Corporation since January 1, 2019, a proposed nominee for election as a director of the Corporation or any associate or affiliate of any such director or executive officer or proposed nominee.

Other Matters

Management knows of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Meeting. However, if any other matter properly comes before the Meeting, the accompanying proxy will be voted on such matter in accordance with the best judgment of the person or persons voting the proxy.

ADDITIONAL INFORMATION

Additional information relating to the Corporation may be found on SEDAR, at www.sedar.com, and EDGAR, at www. sec.gov/ edgar.shtml. Further financial information relating to the Corporation is provided in the comparative financial statements and management’s discussion and analysis of the financial statements of the Corporation for its most recently completed financial year. The Corporation will provide any shareholder of the Corporation, without charge, and upon request to the Secretary of the Corporation or the Investor Relations, Lead, by phone at 416-360-4710 or by e-mail at info@iamgold.com, with:

(i)	a copy of the current annual information form of the Corporation, together with a copy of any document, or the pertinent pages of any document, incorporated therein by reference;

(ii)	a copy of the comparative financial statements of the Corporation for the year ended December 31,2019, together with the report of the auditor thereon; and

(iii)	a copy of management’s discussion and analysis of the financial statements of the Corporation for the year ended December 31, 2019.

Shareholder Proposals

To be eligible for inclusion in the Circular for the 2021 meeting of Shareholders, shareholder proposals must be prepared in accordance with applicable rules governing shareholder proposals and must be received at the Corporation’s head office, at 401 Bay Street, Suite 3200, Toronto, Ontario, M5H 2Y4, on or before January 8, 2021.

IAMGOLD Board Approval

The Board has approved the contents and sending of this Circular to shareholders.

DATED at Toronto, Ontario, this 8th day of April, 2020.

BY ORDER OF THE BOARD

P. Gordon Stothart

President and Chief Executive Officer

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APPENDIX ‘A’ – BOARD OF DIRECTORS MANDATE

IAMGOLD CORPORATION

BOARD OF DIRECTORS MANDATE

1.	Purpose

The primary function of the directors (individually a “Director” and collectively the “Board”) of IAMGOLD Corporation (the “Corporation”) is to provide stewardship over the Corporation and to review the management of the business and affairs of the Corporation. The Board has the responsibility to supervise the management of the Corporation which is responsible for the day-to-day conduct of the business of the Corporation. The fundamental objectives of the Board are to enhance and preserve long-term shareholder value and to review the Corporation’s business conduct. In performing its functions, the Board should consider the legitimate interests that stakeholders, such as employees, customers and communities, may have in the Corporation. In carrying out its stewardship responsibility, the Board, through the Chief Executive Officer (the “CEO”), should set the standards of conduct for the Corporation.

2.	Procedure and Organization

The Board operates by delegating certain responsibilities and duties set out below to management or committees of the Board and by reserving certain responsibilities and duties for the Board. The Board retains the responsibility for reviewing its affairs, including selecting its chair and constituting committees of the Board.

3.	Responsibilities and Duties

The principal responsibilities and duties of the Board fall into a number of categories which are summarized below.

(a)	Legal Requirements

(i)	The Board has the overall responsibility to review compliance with applicable legal requirements and that documents and records have been properly prepared, approved and maintained.

(ii)	The Board has the statutory responsibility to, among other things:

A.	review the management of, the business and affairs of the Corporation;

B.	act honestly and in good faith with a view to the best interests of the Corporation;

C.	exercise the care, diligence and skill that reasonably prudent people would exercise in comparable circumstances; and

D.	act in accordance with the obligations contained in the Canada Business Corporations Act (the “CBCA”), the regulations thereunder, the articles and by-laws of the Corporation, applicable securities laws and policies and other applicable legislation and regulations.

(iii)	The Board has the statutory responsibility for considering the following matters as a Board which in law may not be delegated to management or to a committee of the Board:

A.	any submission to the shareholders of any question or matter requiring the approval of the shareholders;

B.	the filling of a vacancy among the directors or in the office of auditor and the appointing or removing of any of the chief executive officer, the chair of the Board or the president of the Corporation;

C.	the issue of securities except as authorized by the Board;

D.	the declaration of dividends;

E.	the purchase, redemption or any other form of acquisition of shares issued by the Corporation;

F.	the payment of a commission to any person in consideration of the person purchasing or agreeing to purchase shares of the Corporation from the Corporation or from any other person, or procuring or agreeing to procure purchasers for any such shares except as authorized by the Board;

G.	the approval of a management proxy circular;

H.	the approval of a take-over bid circular, directors’ circular or issuer bid circular;

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I.	the approval of an amalgamation of the Corporation;

J.	the approval of an amendment to the articles of the Corporation;

K.	the approval of annual financial statements of the Corporation; and

L.	the adoption, amendment or repeal of any by-law of the Corporation.

In addition to those matters which at law cannot be delegated, the Board must consider and approve all major decisions affecting the Corporation, including all material acquisitions and dispositions, material capital expenditures, material debt financings, issue of shares and granting of options.

(b)	Strategy Development

The Board has the responsibility to review and approve the strategic planning process in place for the Corporation and to review the development of strategic plans and approving the strategy through which the Corporation proposes to achieve its long term objectives and goals (taking into account, among other things, the opportunities and risks of the business of the Corporation).

(c)	Enterprise Risk Management

The Board has the responsibility to safeguard the assets and business of the Corporation, identify and understand the primary risks of the business of the Corporation and to review the effectiveness of the enterprise risk management systems in place to monitor and review those risks with a view to preserving the long-term viability and to enhance the performance of the Corporation.

(d)	Appointment, Training and Monitoring of Senior Management

The Board has the responsibility to:

(i)	appoint the CEO and, together with the CEO, to develop a position description for the CEO;

(ii)	with the advice of the human resource and compensation committee of the Board (the “Compensation Committee”), develop objectives that the CEO is responsible for achieving and to monitor and assess the performance of the CEO in achieving those objectives;

(iii)	with the advice of the Compensation Committee, approve the compensation of the CEO;

(iv)	provide advice and counsel to the CEO in the execution of the duties of the CEO;

(v)	develop, to the extent considered appropriate, position descriptions for the chair of the Board, the chair of each committee of the Board and individual directors;

(vi)	approve the appointment of all corporate officers;

(vii)	with the advice of the Compensation Committee, consider, and if considered appropriate, approve incentive-compensation plans and equity-based plans of the Corporation; and

(viii)	review training and development of senior management and members of the Board and to provide orderly succession of management, including the CEO.

(e)	Integrity of Management

The Board has the responsibility, to the extent considered appropriate, to satisfy itself as to the integrity of the CEO and other senior officers of the Corporation and to review and assess the extent to which the CEO and such other senior officers are creating a culture of integrity throughout the Corporation.

(f)	Policies, Procedures and Compliance

The Board is responsible for the review of the following matters and may rely on management of the Corporation to the extent appropriate in connection with addressing such matters:

(i)	compliance with applicable laws and regulations and to appropriate ethical and moral standards;

(ii)	approving and monitoring compliance with significant policies and procedures by which the business of the Corporation is conducted;

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(iii)	with the advice of the Safety, Environment and Reserves Committee (the “SER Committee”), setting appropriate environmental standards for its operations and operates in material compliance with environmental laws and legislation;

(iv)	with the advice of the SER Committee, establishing appropriate health and safety policies and programs for its employees in the workplace;

(v)	with the advice of the Nominating and Corporate Governance Committee (the “Governance Committee”), developing the approach of the Corporation to corporate governance, including to the extent appropriate developing a set of governance principles and guidelines that are specifically applicable to the Corporation; and

(vi)	with the advice of the Governance Committee, monitoring the corporate governance practices within the Corporation and altering such practices when circumstances warrant.

(g)	Reporting and Communication

The Board is responsible for the review of the following matters and may rely on management of the Corporation to the extent appropriate in connection with addressing such matters: Stephen J.J. Letwin, President and CEO;

(i)	policies and programs to enable the Corporation to communicate effectively with management, shareholders, other stakeholders and the public generally;

(ii)	with the advice of the Audit and Finance Committee (the “Audit Committee”), reviewing the adequacy of the continuous disclosure program including reporting financial results and other required disclosure of the Corporation to shareholders, other security holders and regulators such that material information is disseminated on a timely and regular basis;

(iii)	with the advice of the Audit Committee, reviewing the reporting of financial results, which reporting is to be fair and in accordance with applicable generally accepted accounting principles;

(iv)	with the advice of the Audit Committee, reviewing the timely and accurate reporting of any developments that could have a significant and material impact on the value of the Corporation; and

(v)	reporting annually to the shareholders of the Corporation on the affairs of the Corporation for the preceding year.

(h)	Monitoring and Acting

The Board is responsible for the oversight and review of the following matters and may rely on management of the Corporation to the extent appropriate in connection with addressing such matters:

(i)	monitoring the Corporation’s progress in achieving its goals and objectives and revising and, through management, altering strategic and tactical plans of the Corporation in response to changing circumstances;

(ii)	considering taking action when performance falls short of the goals and objectives or when other special circumstances warrant;

(iii)	reviewing and approving material transactions involving the Corporation;

(iv)	implementation and ongoing adequate internal control and management information systems;

(v)	with the advice of the Governance Committee, assessing the individual performance of each Director and the collective performance of the Board; and

(vi)	with the advice of the Governance Committee, reviewing the size and composition of the Board as a whole to facilitate more effective decision-making by the Corporation.

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4.	Board’s Expectations of Management

The Board expects each member of management to perform such duties, as may be reasonably assigned by the Board from time to time, faithfully, diligently, to the best of his or her ability and in the best interests of the Corporation. Each member of management is expected to devote substantially all of his or her business time and efforts to the performance of such duties. Management is expected to act in compliance with and to ensure that the Corporation is in compliance with all laws, rules and regulations applicable to the Corporation.

5.	Responsibilities and Expectations of Directors

Directors should exercise their duties and responsibilities in a manner that is consistent with this mandate and with the best interests of the Corporation and its shareholders generally. The responsibilities and expectations of each Director are as follows:

(a)	Commitment and Attendance

All Directors should make every effort to attend all meetings of the Board and meetings of committees of which they are members. Members may attend by telephone.

(b)	Participation in Meetings

Each Director should be sufficiently familiar with the business of the Corporation, including its financial position and capital structure and the risks and competition it faces, to actively and effectively participate in the deliberations of the Board and of each committee on which the Director is a member. Upon request, management should make appropriate personnel available to answer any questions a Director may have about any aspect of the business of the Corporation. Directors should also review the materials provided by management and the Corporation’s advisors in advance of meetings of the Board and committees and should arrive prepared to discuss the matters presented.

(c)	Code of Business Conduct and Ethics

The Corporation has adopted a Code of Business Conduct and Ethics to deal with the business conduct of Directors and officers of the Corporation. Directors should be familiar with and abide by the provisions of the Code of Business Conduct and Ethics.

(d)	Other Directorships

The Corporation values the experience Directors bring from other boards on which they serve, but recognizes that those boards may also present demands on a Director’s time and availability, and may also present conflicts issues. Directors should advise the chair of the Nominating and Corporate Governance Committee before accepting any new membership on other boards of directors or any other affiliation with other businesses or governmental bodies which involve a significant commitment by the Director.

(e)	Contact with Management

All Directors may contact the CEO at any time to discuss any aspect of the business of the Corporation. Directors also have complete access to other members of management. The Board expects that there will be frequent opportunities for Directors to meet with the CEO and other members of management in Board and committee meetings and in other formal or informal settings.

(f)	Confidentiality

The proceedings and deliberations of the Board and its committees are, and shall remain, confidential. Each Director should maintain the confidentiality of information received in connection with his or her services as a Director of the Corporation.

6.	Qualifications and Directors’ Orientation

Directors should have the highest personal and professional ethics and values and be committed to advancing the interests of the Corporation. They should possess skills and competencies in areas that are relevant to the business of the Corporation. The CEO is responsible for the provision of an orientation and education program for new Directors.

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7.	Meetings

The Board should meet on at least a quarterly basis and should hold additional meetings as required or appropriate to consider other matters. In addition, the Board should meet as it considers appropriate to consider strategic planning for the Corporation. Financial and other appropriate information should be made available to the Directors in advance of Board meetings. Attendance at each meeting of the Board should be recorded.

Management may be asked to participate in any meeting of the Board. The Board should meet separately from management as considered appropriate in order that the Board functions independently of management. The independent Directors should meet with no members of management present as considered appropriate.

8.	Committees

The Board has established an Audit Committee, a Compensation Committee, a SER Committee and a Governance Committee to assist the Board in discharging its responsibilities. Special committees of the Board may be established from time to time to assist the Board in connection with specific matters. The chair of each committee should report to the Board following meetings of the committee. The Board should review the mandate of each standing committee annually.

9.	Evaluation

The Board, in conjunction with the Governance Committee, and each of the committees of the Board, should conduct a self-evaluation at least annually to assess their effectiveness. In addition, the Governance Committee should periodically consider the mix of skills and experience that Directors bring to the Board and assess, on an ongoing basis, whether the Board has the necessary composition to perform its oversight function effectively.

Each Director will be subject to an annual evaluation of his or her individual performance.

10.	Resources

The Board has the authority to retain independent legal, accounting and other consultants. The Board may request any officer or employee of the Corporation or outside counsel or the external/internal auditors to attend a meeting of the Board or to meet with any member of, or consultant to, the Board.

Directors are permitted to engage an outside legal or other adviser at the expense of the Corporation where for example he or she is placed in a conflict position through activities of the Corporation, but any such engagement shall be subject to the prior approval of the Nominating and Corporate Governance Committee.

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APPENDIX ‘B’ – 2019 VOTING RESULTS

Motions	FOR	% FOR	Against / Withheld	% Against / Withheld
Elect John E. Caldwell as Director	237,968,523	90.98	23,591,270	9.02
Elect Donald K. Charter as Director	223,401,980	85.41	38,157,813	14.59
Elect Richard J. Hall as Director	260,271,873	99.51	1,287,920	0.49
Elect Stephen J.J. Letwin as Director	249,264,092	95.30	12,295,701	4.70
Elect Mahendra Naik as Director	241,971,843	92.51	19,587,950	7.49
Elect Timothy R. Snider as Director	259,850,875	99.35	1,708,918	0.65
Elect Sybil E. Veenman as Director	248,750,831	95.10	12,808,962	4.90
Elect Ronald P. Gagel as Director	260,000,595	99.40	1,559,198	0.60
Appointment of Auditors	317,706,440	98.10	6,146,017	1.90
Executive Compensation	254,959,837	97.48	6,599,951	2.52
Total Shares Issued and Outstanding:	467,970,217
Total Shares Voted:	323,852,457
Percentage of Outstanding Shares Voted:	69.20%

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APPENDIX “C” – USE OF NON-GAAP

FINANCIAL PERFORMANCE MEASURES

This Circular refers to Free Cash Flow (“FCF”) per share and All-in Sustaining Costs (“AISC”) per ounce, each of which is a non-GAAP financial measure without a standard meaning under International Financial Reporting Standards (“IFRS”). These measures may therefore not be comparable to similar measures presented by other companies. AISC as presented in the Circular for compensation purposes have been adjusted from the corresponding non-GAAP measures disclosed in the Management’s Discussion & Analysis (“MD&A”). FCF has also been adjusted for compensation purposes.

The Human Resources and Compensation Committee (the “HRCC”) believes that in the context of an annual incentive plan like the Cash Incentive Plan (“CIP”), these adjusted non-GAAP measures can provide a more exact picture of what constitutes performance. At the beginning of the year, a detailed definition is drafted for each measure and the HRCC approves all metric definitions along with their numeric targets. Forecasted performance is presented to the HRCC at the end of each quarter. Final performance outcomes relative to the approved targets were calculated and presented at the end of the year to the HRCC for approval and were subject to discretionary adjustments by the HRCC to ensure appropriate alignment of pay and performance.

Considering that a range of items impacted financial and operational performance (both positively and negatively) that were outside of management’s control, the HRCC exercised some discretion and determined that an overall financial score of 90% of target and an overall operational score of 75% of target fairly reflected the actual performance of the Corporation in 2019 under the CIP scorecard. Other factors, for example the impact of unauthorized mining at Rosebel, have been balanced and offset by some normalization of gold price to budget.

Set out below is a description of each of these measures and why we use them, together with a reconciliation to the most directly comparable measure under IFRS.

Free Cash Flow per share

FCF is the cash flow generated from operations after tax, less capital expenditures. It includes exploration expenditures, corporate general and administrative costs (“Corporate G&A”) and ongoing reclamation. This excludes amounts raised through equity, non-sustaining capital expenditures and the proceeds from the gold prepayment. The number of shares used to set the target is equivalent to the number of shares based on the diluted weighted average shares disclosed in the financial statements at the end of the previous year.

Management believes FCF to be a useful indicator of the Corporation’s ability to operate without reliance on additional borrowing or usage of existing cash. FCF is intended to provide additional information only and does not have any standardized definition under IFRS, is unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or as a substitute for measures of performance in accordance with IFRS. The measure is not necessarily indicative of operating profit or cash flow from operations as determined under IFRS.

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($ millions, except where noted)
Net cash from operating activities	363.0
Proceeds from gold prepayment	(169.8)
Sustaining capital expenditures	(95.9)
Sustaining lease principle payments	(4.8)
Free Cash Flow	92.5
Diluted weighted average number of common shares outstanding – December 31, 2018	466.5
Free Cash Flow per share ($ per share)	0.20
Discretionary Adjustments
Gold price(1) ($ per share)	(0.09)
Essakane carbon fines(2) ($ per share)	0.02
Rosebel security incident(3) ($ per share)	0.09
Reclassification of capitalized stripping(4) ($ per share)	(0.06)
Adjusted Free Cash Flow per Share ($ per share)	0.16
(1)	Represents the impact of 50% of the increase in realized gold price in 2019 compared to budget.

(2)	Reflects excess spending relative to budget due to impounding of carbon fines.

(3)	Security incident temporarily suspended our mining activities at Rosebel.

(4)	Includes capitalized stripping classified as non-sustaining capital expenditure post the 2019 budget.

All-in Sustaining Costs per Ounce Sold

AISC includes cost of sales (excluding depreciation), Corporate G&A, by-product credits, accretion and amortization of closure liabilities, realized gains/losses from hedging and sustaining capital. It includes costs of joint ventures. This is then divided by the Corporation’s attributable ounces of gold sold by mine sites in commercial production to arrive at the AISC per ounce sold.

The Corporation believes, although relevant, the current total cash costs measures commonly used in the gold industry does not capture the sustaining expenditures incurred in producing gold and, therefore, may not present a complete picture of a company’s operating performance or its ability to generate free cash flow from its current operations. For these reasons, members of the World Gold Council (“WGC”) defined an all-in sustaining costs measure which better represents the costs associated with producing gold. The WGC is a non-profit association of the world’s leading gold mining companies, established in 1987 to promote the use of gold.

The AISC per ounce sold measure better meets the needs of analysts, investors and other stakeholders of the Corporation in assessing its operating performance and its ability to generate free cash flow. The definition of AISC, on an attributable basis, commences with cost of sales, excluding depreciation expense, and includes sustaining capital expenditures, sustaining exploration and evaluation expenses, sustaining lease principal payments, environmental rehabilitation accretion and depreciation, by-product credits, and Corporate G&A costs. Classified as sustaining capital are expenditures which are required to maintain existing operations, including sustaining capitalized stripping, underground mine development costs relating to producing areas, ongoing replacement of mine equipment and capital spares, tailings and other facilities, capitalized brownfield exploration costs and other capital expenditures.

This measure seeks to represent the cost of selling gold from current operations, and therefore does not include capital expenditures attributable to development projects or mine expansions, greenfield exploration expenses, income tax payments, working capital defined as current assets less current liabilities (except for inventory adjustments), items needed to normalize earnings, interest costs or dividend payments.

Consequently, this measure is not representative of all of the Corporation’s cash expenditures and is not indicative of the Corporation’s overall profitability. The calculation of AISC per ounce sold is based on the Corporation’s attributable interest in sales from its gold mines. The usage of an attributable interest presentation is a fairer and more accurate way to measure economic performance than using a consolidated basis. The Corporation reports the AISC per ounce sold measure on an attributable sales basis, compared with the Corporation’s current total cash costs presentation, which is on an attributable production basis.

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The Corporation reports the measure with and without a deduction for by-product credits and reports the measure for its owner operator mines (includes Essakane, Rosebel, Westwood), and in total (includes owner-operator mines and Joint Ventures).

AISC does not have any standardized meaning prescribed by IFRS, is unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. This measure is not necessarily indicative of net earnings or cash flow from operating activities as determined under IFRS.

($ millions, attributable, except where noted)
Continuing operations
ASIC – owner-operator
Costs of Sales(1), excluding depreciation expense	671.2
Sustaining capital expenditures(1)	89.8
Sustaining lease principle payments	4.5
By-product credit, excluded from costs of sales	(2.4)
Corporate general and administrative costs(2)	40.6
Environmental rehabilitation accretion and depreciation	8.6
Normalization of costs	(20.5)
Reversal of stockpile impairment	14.4
806.2
Discontinued operations
AISC – Joint Ventures
Costs of sales for Joint Ventures, excluding depreciation expense	46.7
Adjustments to costs of sales(3) – Joint Ventures	0.3
47.0
AISC(4)	853.2
Attributable gold sales	759
AISC(4) (5) ($/oz) as disclosed in the MD&A	1,124
Discretionary Adjustments
Gold price(6) ($/oz)	(7.0)
Essakane carbon fines(7) ($/oz)	(13.0)
Rosebel security incident and grade reconciliation(8) ($/oz)	(36.0)
Reclassification of capitalized stripping(9) ($/oz)	36.0
Adjusted AISC ($/oz)	1,104

(1)	Includes Essakane and Rosebel at their attributable amounts of 90% and 95% respectively. Refer to note 39 of the annual consolidated financial statements for cost of sales of total gold mines excluding Joint Ventures, on a 100% basis, and refer to the capital expenditures table of the MD&A on page 15 for 2019 sustaining capital expenditures, on a 100% basis.
(2)	Corporate general and administrative costs exclude depreciation expense.
(3)	Adjustments to cost of sales consist primarily of sustaining capital expenditures, by-product credit and environmental rehabilitation and depreciation.
(4)	Consists of Essakane, Rosebel, Westwood and the Joint Ventures on an attributable basis.
(5)	AISC per ounce sold may not calculate based on amounts presented in this table due to rounding.
(6)	Represents the impact of 50% of the increase in realized gold price in 2019 compared to budget.
(7)	Reflects excess spending relative to budget due to impounding of carbon fines (9.8koz).
(8)	Security incident temporarily suspended our mining activities at Rosebel (July 28 to October 3) and reduced ore availability in fourth quarter 2019.
(9)	Includes capitalized stripping classified as non-sustaining capital expenditure post the 2019 budget.

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